As filed with the Securities and Exchange Commission on February 27, 2009

Registration No. 333-___

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM S-3

REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

HNI Corporation
(Exact Name of Registrant as Specified in Its Charter)

Iowa	**42-0617510**
(State or Other Jurisdiction of Incorporation or Organization)	(I.R.S. Employer Identification Number)

408 East Second Street
P.O. Box 1109
Muscatine, IA 52761-0071
563/272-7400
(Address, including Zip Code, and Telephone Number, including Area Code of Registrant's Principal Executive Offices)

Steven M. Bradford
Vice President, General Counsel and Secretary
HNI Corporation
408 East Second Street
P.O. Box 1109
Muscatine, IA 52761
563/272-7400
(Name, Address, including Zip Code and Telephone Number, including Area Code, of Agent For Service)

Copy to:
Joseph P. Richardson, Esq.
Matthew M. Holman, Esq.
Squire, Sanders & Dempsey L.L.P.
Two Renaissance Square
40 North Central Avenue
Phoenix, AZ 85004-4498
602/528-4000

Approximate date of commencement of proposed sale to public: From time to time after the effective date of this Registration Statement.

If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. ☐

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or reinvestment plans, please check the following box. ☒

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration number of the earlier effective registration statement for the same offering. ☐ _____

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration number of the earlier effective registration statement for the same offering. ☐ _____

If this Form is a registration statement pursuant to General Instruction I.D. or a post-effective amendment thereto that shall become effective upon filing with the Commission pursuant to Rule 462(e) under the Securities Act, check the following box. ☐

If this Form is a post-effective amendment to a registration statement filed pursuant to General Instruction I.D. filed to register additional securities or additional classes of securities pursuant to Rule 413(b) under the Securities Act, check the following box. ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of "large accelerated filer," "accelerated filer" and "smaller reporting company" in Rule 12B-2 of the Exchange Act.

Large Accelerated Filer ☒   Accelerated Filer ☐   Non-accelerated Filer ☐   Smaller Reporting Company ☐
(Do not check if a smaller reporting company)

CALCULATION OF REGISTRATION FEE

Title of each class of securities to be registered (1)	Amount to be registered (1)(2)	Proposed maximum offering price per share (2)(3)	Proposed maximum aggregate offering price (2)(3)	Amount of registration fee (2)(4)
Common Stock, par value $1.00 per share				
Preferred Stock, par value $1.00 per share				
Debt Securities				
Depositary Shares				
Warrants				
Purchase Contracts				
Units				
Total:			**$250,000,000**	**$13,950**

(1)   There are being registered under this registration statement such indeterminate number of shares of common stock and preferred stock; such indeterminate principal amount of debt securities; such indeterminate number of depositary shares; such indeterminate number of warrants to purchase common stock, preferred stock, debt securities and/or depositary shares; such indeterminate number of purchase contacts to purchase common stock, preferred stock, debt securities, depositary shares or warrants; and such indeterminate number of units as may be sold by the registrant from time to time, which together shall have an aggregate initial offering price not to exceed $250,000,000. If any debt securities are issued at an original issue discount, then the offering price of such debt securities shall be in such greater principal amount at maturity as shall result in an aggregate initial offering price not to exceed $250,000,000, less the aggregate dollar amount of all securities previously issued hereunder. Any securities registered hereunder may be sold separately or as units with other securities registered hereunder. The securities registered hereunder also include such indeterminate number of shares of common stock and preferred stock, depositary shares, amount of debt securities and warrants as may be issued upon conversion of or exchange for preferred stock, debt securities or depositary shares that provide for conversion or exchange; upon exercise of purchase contracts or warrants; or pursuant to the anti-dilution provisions of any such securities. In addition, pursuant to Rule 416 under the Securities Act of 1933, the shares being registered hereunder

include such indeterminate number of shares of common stock and preferred stock as may be issuable with respect to the shares being registered hereunder as a result of stock splits, stock dividends or similar transactions.

(2) In United States dollars or the equivalent thereof in any other currency, currency unit or units or composite currency or currencies.

(3) The proposed maximum per unit and aggregate offering prices per class of securities will be determined from time to time by the registrant in connection with the issuance by the registrant of the securities registered under this registration statement and is not specified as to each class of security pursuant to General Instruction II.D of Form S-3 under the Securities Act of 1933.

(4) Calculated pursuant to Rule 457(o) under the Securities Act of 1933.

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.



The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED FEBRUARY 27, 2009

PROSPECTUS

HNI Corporation

$250,000,000
Common Stock
Preferred Stock
Debt Securities
Depositary Shares
Warrants
Purchase Contracts
Units

We may offer and sell from time to time, in one or more series or issuances and on terms that we will determine at the time of the offering, any combination of the securities described in this prospectus, up to an aggregate amount of $250,000,000.

We will provide specific terms of any offering in a supplement to this prospectus. Any prospectus supplement may also add, update or change information contained in this prospectus. You should carefully read this prospectus and the applicable prospectus supplement as well as the documents incorporated or deemed to be incorporated by reference in this prospectus before you purchase any of the securities offered hereby.

These securities may be offered and sold in the same offering or in separate offerings; to or through underwriters, dealers and agents; or directly to purchasers. The names of any underwriters, dealers or agents involved in the sale of our securities and their compensation will be described in the applicable prospectus supplement.

Our common stock is listed on the New York Stock Exchange ("NYSE") under the symbol "HNI." We will make application to list any shares of common stock sold by us under this prospectus and any prospectus supplement on the NYSE. We will provide information in any applicable prospectus supplement regarding any listing of securities other than shares of our common stock on any securities exchange.

This prospectus may not be used to consummate a sale of our securities unless accompanied by the applicable prospectus supplement.

You should consider the risks that we have described in this prospectus and in the accompanying prospectus supplement before you invest. See "RISK FACTORS" on page 2.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

The date of this prospectus is _____________ ___, ______.

TABLE OF CONTENTS

ABOUT THIS PROSPECTUS

This prospectus is part of a registration statement that we filed with the Securities and Exchange Commission, or the SEC, utilizing a "shelf" registration process. Under this shelf registration process, we may sell any combination of the securities registered in one or more offerings, up to a total dollar amount of $250,000,000. This prospectus provides you with general information. We will provide a prospectus supplement that contains specific information about any offering by us.

The prospectus supplement also may add, update or change information contained in the prospectus. You should read both this prospectus and the prospectus supplement related to any offering as well as additional information described under the heading "WHERE YOU CAN FIND MORE INFORMATION."

We have not authorized anyone to provide you with information different from that contained or incorporated by reference in this prospectus or any accompanying prospectus supplement or any "free writing prospectus." We are offering to sell, and seeking offers to buy, securities only in jurisdictions in which offers and sales are permitted. The information contained in this prospectus and in any accompanying prospectus supplement is accurate only as of the date of their covers, regardless of the time of delivery of this prospectus or any prospectus supplement or of any sale of our securities. Our business, financial condition, results of operations and prospects may have changed since those dates. You should rely only on the information contained or incorporated by reference in this prospectus or any accompanying prospectus supplement. To the extent there is a conflict between the information contained in this prospectus and the prospectus supplement, you should rely on the information in the prospectus supplement, provided that if any statement in one of these documents is inconsistent with a statement in another document having a later date – for example, a document incorporated by reference into this prospectus or any prospectus supplement – the statement in the document having the later date modifies or supersedes the earlier statement.

In this prospectus, the terms "we," "our," "us," "HNI" and the "Corporation" refer to HNI Corporation, unless otherwise specified.

PROSPECTUS SUMMARY

The following summary does not contain all of the information that may be important to purchasers of our securities. Prospective purchasers of securities should carefully review the detailed information and financial statements, including the notes thereto, appearing elsewhere in or incorporated by reference into this prospectus.

Our Company

We are an Iowa corporation, incorporated in 1944, and are the second largest office furniture manufacturer in the world and the nation's leading manufacturer and marketer of gas and wood-burning fireplaces. We provide a broad office furniture product offering to dealers (both independent and Corporation-owned), wholesalers, retail superstores, end-user customers and federal, state and local governments. Dealer, wholesaler and retail superstores are the major office furniture product distribution channels based on sales. Our hearth products include a full array of gas, electric and wood-burning fireplaces, inserts, stoves, facings and accessories. We sell these products through a national system of dealers and distributors, as well as Corporation-owned distribution and retail outlets. We are organized into a corporate headquarters and operating units with offices, manufacturing plants, distribution centers and sales showrooms in the United States, Canada, China, Hong Kong and Taiwan. We have eight operating units, marketing under various brand names, including HON®, Allsteel®, Gunlocke®, Paoli®, Maxon®, HBF® and Lamex®, that participate in the office furniture industry. These operating units include: The HON Company, Allsteel Inc., Maxon Furniture Inc., The Gunlocke Company L.L.C., Paoli Inc., Hickory Business Furniture, LLC, HNI Hong Kong Limited (Lamex) and Omni Workspace Company. Each of these operating units provides products which are sold through various channels of distribution and segments of the office furniture industry. Our operating unit Hearth & Home Technologies Inc. participates in the hearth products industry manufacturing and distributing such brands as Heatilator®, Heat & Glo™, Quadra-Fire® and Harman Stove™. The retail and distribution brand for this operating unit is Fireside Hearth & Home. In fiscal 2008, we had net sales of $2.5 billion, of which approximately $2.1 billion or 83% was attributable to office furniture products and $0.4 billion or 17% was attributable to hearth products.

Our Growth Strategy

Our strategy is to build on our position as a leading manufacturer of office furniture and hearth products in North America and pursue select global markets where opportunities exist to create value. The key components of this strategy are to:

- introduce new products;

- build brand equity;

- provide outstanding customer satisfaction by focusing on the end-user;

- strengthen the distribution network;

- respond to global competition;

- pursue complementary strategic acquisitions;

- enter markets not currently served; and

- continually reduce costs.

Our strategy has a dual focus: working continuously to extract new growth from our core markets while identifying and developing new, adjacent potential areas of growth. We focus on extracting new growth from each of our existing businesses by deepening our understanding of end-users, using new insights gained to refine branding, selling and marketing and developing new products to serve them better. We also pursue opportunities in potential growth drivers outside of, but related to, our core business, such as vertical markets, new distribution models or a new business entirely.

Our Offices

We maintain our principal executive offices at 408 East Second Street, P.O. Box 1109, Muscatine, Iowa 52761. Our telephone number is 563/272-7400. Our website is located at www.hnicorp.com. Other than as described in "WHERE YOU CAN FIND MORE INFORMATION" below, the information on, or that can be accessed through, our web site is not incorporated by reference in this prospectus or any prospectus supplement, and you should not consider it to be a part of this prospectus or any prospectus supplement. Our web site address is included as an inactive textual reference only.


RISK FACTORS


Investing in our securities involves a high degree of risk. Please see the risk factors described under the caption "ITEM 1A. RISK FACTORS" in our Annual Report on Form 10-K for the fiscal year ended January 3, 2009, on file with the SEC, which are incorporated by reference in this prospectus and in any accompanying prospectus supplement. Before making an investment decision, you should carefully consider these risks as well as information we include or incorporate by reference in this prospectus and in any accompanying prospectus supplement. The risks and uncertainties we have described are not the only ones facing the Corporation. Additional risks and uncertainties not presently known to us or that we currently deem immaterial may also affect our business operations.


WHERE YOU CAN FIND MORE INFORMATION


We file annual, quarterly and current reports, proxy statements and other information with the SEC under the Securities Exchange Act of 1934, as amended, or the Exchange Act. Through our website at www.hnicorp.com, you may access, free of charge, our filings, as soon as reasonably practical after we electronically file them with or furnish them to the SEC. Other information contained in our website is not incorporated by reference in, and should not be considered a part of, this prospectus or any accompanying prospectus supplement. You also may read and copy any document we file at the SEC's Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the Public Reference Room. Our SEC filings are also available to the public from the SEC's website at www.sec.gov.

This prospectus is part of a registration statement on Form S-3 that we filed with the SEC to register the securities offered hereby under the Securities Act of 1933, as amended, or the Securities Act. This prospectus does not contain all of the information included in the registration statement, including certain exhibits and schedules. You may obtain the registration statement and exhibits to the registration statement from the SEC at the address listed above or from the SEC's website – www.sec.gov.

FORWARD-LOOKING STATEMENTS

This prospectus and each prospectus supplement include and incorporate forward-looking statements within the meaning of Section 27A of the Securities Act and Section 21E of the Exchange Act. All statements, other than statements of historical facts, included or incorporated in this prospectus or any prospectus supplement regarding our strategy, prospects, plans, objectives, future operations, future revenue and earnings, projected margins and expenses, technological innovations, future products or product development, product development strategies, potential acquisitions or strategic alliances, the success of particular product or marketing programs, the amount of revenue generated as a result of sales to significant customers, financial position, and liquidity and anticipated cash needs and availability are forward-looking statements. The words "anticipates," "believes," "could," "confident," "estimates," "expects," "forecasts," "hopes," "intends," "likely," "may," "plans," "possible," "potential," "predicts," "projects," "should," "will," "would" and variations of such words and similar expressions are intended to identify forward-looking statements.

Actual results or events could differ materially from the forward-looking statements we make. Among the factors that could cause actual results to differ materially are the factors discussed under "ITEM 1A. RISK FACTORS" in our Annual Report on Form 10-K for the fiscal year ended January 3, 2009. We also will include or incorporate by reference in each prospectus supplement important factors that we believe could cause actual results or events to differ materially from the forward-looking statements that we make. Should one or more known or unknown risks or uncertainties materialize, or should underlying assumptions prove inaccurate, actual results could differ materially from past results and those anticipated, estimated, projected or implied by these forward-looking statements. You should consider these factors and the other cautionary statements made in this prospectus, any prospectus supplement or the documents we incorporate by reference in this prospectus as being applicable to all related forward-looking statements wherever they appear in this prospectus, any prospectus supplement or the documents incorporated by reference. While we may elect to update forward-looking statements wherever they appear in this prospectus, any prospectus supplement or the documents incorporated by reference, we do not assume, and specifically disclaim, any obligation to do so, whether as a result of new information, future events or otherwise. Our forward-looking statements do not reflect the potential impact of any future acquisitions, mergers, dispositions, joint ventures or investments we may make.

INCORPORATION OF CERTAIN INFORMATION BY REFERENCE

The SEC allows us to incorporate by reference the information we file with the SEC, which means that we can disclose important information to you by referring you to those documents. The information that we incorporate by reference is considered to be part of this prospectus. Information that we file with the SEC in the future and incorporate by reference in this prospectus automatically updates and supersedes previously filed information as applicable.

We incorporate by reference into this prospectus the following documents filed by us with the SEC, other than any portion of any such documents that are not deemed "filed" under the Exchange Act in accordance with the Exchange Act and applicable SEC rules:

- Annual Report on Form 10-K for the fiscal year ended January 3, 2009

- Current Report on Form 8-K filed with the SEC on February 17, 2009

- Current Report on Form 8-K filed with the SEC on February 25, 2009

- The information specifically incorporated by reference into our Annual Report on Form 10-K for the fiscal year ended December 29, 2007 from our definitive proxy statement on Schedule 14A filed with the SEC on March 19, 2008.

- The description of our common stock contained in the Registration Statement on Form 8-A filed with the SEC on July 12, 1998, including any amendments or reports filed for the purpose of updating such description.

We also incorporate by reference into this prospectus all documents (other than any portions of any such documents that are not deemed "filed" under the Exchange Act in accordance with the Exchange Act and applicable SEC rules) filed by us under Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of the initial registration statement and before effectiveness of the registration statement, and after the date of this prospectus.

You may request a copy of these filings, which we shall deliver to you, together with all exhibits thereto, at no cost, by writing or telephoning us as follows:

HNI Corporation
Attention: Corporate Secretary
408 East Second Street
P.O. Box 1109
Muscatine, Iowa 52761
563/272-7400

Any statement contained in a document that is incorporated by reference will be modified or superseded for all purposes to the extent that a statement contained in this prospectus or any accompanying prospectus supplement, or in any other document that is subsequently filed with the SEC and incorporated by reference, modifies or is contrary to that previous statement. Any statement so modified or superseded will not be deemed a part of this prospectus or any accompanying prospectus supplement, except as so modified or superseded. Since information that we later file with the SEC will update and supersede previously incorporated information, you should look at all of the SEC filings that we incorporate by reference to determine if any of the statements in this prospectus or any accompanying prospectus supplement or in any documents previously incorporated by reference have been modified or superseded.

PROSPECTUS SUPPLEMENTS

This prospectus provides you with a general description of the proposed offering of our securities. Each time that we sell securities under this prospectus, we will provide a prospectus supplement that will contain specific information about the terms of that offering. The prospectus supplement may add to, update or change information contained in this prospectus and should be read as superseding this prospectus. You should read both this prospectus and any prospectus supplement together with additional information described under the heading "WHERE YOU CAN FIND MORE INFORMATION."

The prospectus supplement will describe the terms of any offering of securities, including the offering price to the public in that offering, the purchase price and net proceeds of that offering, and the other specific terms related to that offering of securities.

RATIO OF EARNINGS TO FIXED CHARGES

Our ratio of earnings to fixed charges for each of the five most recently completed fiscal years and any required interim periods will each be specified in a prospectus supplement or in a document that we file with the SEC and incorporate by reference pertaining to the issuance, if any, by us of debt securities in the future.

USE OF PROCEEDS

Except as may be otherwise set forth in any prospectus supplement accompanying this prospectus, we will use the net proceeds we receive from sales of securities offered hereby for general corporate purposes, which may include the repayment of indebtedness outstanding from time to time and for working capital, capital expenditures, acquisitions and repurchases of our common stock or other securities. Pending these uses, the net proceeds may also be temporarily invested in short-term securities.

SECURITIES WE MAY OFFER

The descriptions of the securities contained in this prospectus, together with the applicable prospectus supplements, summarize the material terms and provisions of the various types of securities that we may offer. We will describe in the applicable prospectus supplement relating to any securities the particular terms of the securities offered by that prospectus supplement. If we indicate in the applicable prospectus supplement, the terms of the securities may differ from the terms we have summarized below. We will also include in the prospectus supplement information, when applicable, about material U.S. federal income tax considerations relating to the securities and the securities exchange, if any, on which the securities will be listed.

We may sell from time to time, in one or more offerings, any one or more of the following:

- common stock, including the associated rights;

- preferred stock;

- debt securities;

- depositary shares;

- warrants to purchase common stock, preferred stock, debt securities and/or depositary shares;

- purchase contracts;

- units consisting of common stock, preferred stock, debt securities, depositary shares and/or warrants in any combination; or

- any combination of the foregoing securities.

In this prospectus, we refer to the common stock (including the associated rights), preferred stock, debt securities, depositary shares, warrants, purchase contracts and units collectively as "securities." The total dollar amount of all securities that we may issue under this prospectus will not exceed $250,000,000.

If we issue debt securities at a discount from their original stated principal amount, then, for purposes of calculating the total dollar amount of all securities issued under this prospectus, we will treat the initial offering price of the debt securities as the total original principal amount of the debt securities.

This prospectus may not be used to consummate a sale of securities unless it is accompanied by a prospectus supplement.

DESCRIPTION OF COMMON STOCK

This section describes the general terms of our common stock. A prospectus supplement may provide information that is different from this prospectus. If the information in the prospectus supplement with respect to our common stock being offered differs from this prospectus, you should rely on the information in the prospectus supplement. A copy of our articles of incorporation, as amended, has been incorporated by reference from our filings with the SEC as an exhibit to the registration statement. Our common stock and the rights of the holders of our common stock are subject to the applicable provisions of the Iowa Business Corporation Act, which we refer to as "Iowa law," our articles of incorporation, our by-laws, as amended, the rights of the holders of our preferred stock, if any, the rights of the holders of our private notes, as well as some of the terms of our revolving credit facility and term loan credit agreement and any other outstanding indebtedness. Certain provisions of Iowa law and our articles of incorporation and by-laws are described below in the section titled "CERTAIN PROVISIONS OF IOWA LAW AND THE CORPORATION'S ARTICLES OF INCORPORATION AND BY-LAWS," including a description of the classification of our board of directors.

As of February 6, 2009, under our articles of incorporation, we had the authority to issue 200,000,000 shares of common stock, par value $1.00 per share, of which 44,324,409 shares of our common stock were outstanding as of that date, held of record by approximately 8,413 shareholders.

The following description of our common stock, and any description of our common stock in a prospectus supplement, may not be complete and is subject to and qualified in its entirety by reference to Iowa law and the actual terms and provisions contained in our articles of incorporation and by-laws, each as amended from time to time.

Voting Rights

Each outstanding share of our common stock is entitled to one vote per share of record on all matters submitted to a vote of shareholders and to vote together as a single class for the election of directors and in respect of other corporate matters. At a meeting of shareholders at which a quorum is present, all questions other than the contested election of directors shall be decided by determining if the votes cast by shareholders favoring the action exceed the votes casts by shareholders opposing the action, without regard to abstentions, unless the matter is one upon which a different vote is required by express provision of Iowa law, the NYSE or our articles of incorporation or by-laws. Directors, in a contested election, will be elected by a plurality of the votes of the shares present at a meeting. Holders of shares of common stock do not have cumulative voting rights with respect to the election of directors or any other matter.

Dividends

Holders of our common stock are entitled to receive dividends or other distributions when, as and if declared by our board of directors. The right of our board of directors to declare dividends, however, is subject to any rights of the holders of other classes of our capital stock and the availability of sufficient funds under Iowa law to pay dividends.

Preemptive Rights

The holders of our common stock do not have preemptive rights to purchase or subscribe for any of our capital stock or other securities.

Redemption

The shares of our common stock are not subject to redemption by operation of a sinking fund or otherwise.

Liquidation Rights

In the event of any liquidation, dissolution or winding up of the Corporation, subject to the rights, if any, of the holders of other classes of our capital stock, the holders of shares of our common stock are entitled to receive any of our assets available for distribution to our shareholders ratably in proportion to the number of shares held by them.

Options and Restricted Stock Units

From time to time, we have issued and expect to continue to issue options and restricted stock units (RSUs) to various members (i.e., employees) and officers of the Corporation. As of February 23, 2009, we had outstanding (i) stock options to purchase 1,962,793 shares of our common stock, of which 690,450 shares of common stock were issuable upon exercise of vested stock options as of that date and (ii) 695,648 undelivered RSUs.

Listing

Our common stock is listed on the NYSE under the symbol "HNI."

Transfer Agent and Registrar

The transfer agent and registrar for our common stock is Wells Fargo Bank, N.A., Attention: Wells Fargo Shareowner Services, 161 North Concord Exchange, South St. Paul, Minnesota 55075-1139.

DESCRIPTION OF PREFERRED STOCK

This section describes the general terms of our preferred stock to which any prospectus supplement may relate. A prospectus supplement will describe the terms relating to any preferred stock to be offered by us in greater detail and may provide information that is different from terms described in this prospectus. If the information in the prospectus supplement with respect to the particular preferred stock being offered differs from this prospectus, you should rely on the information in the prospectus supplement. A copy of our articles of incorporation has been incorporated by reference from our filings with the SEC as an exhibit to the registration statement. A certificate of designation or amendment to our articles of incorporation will specify the terms of the preferred stock being offered, and will be filed or incorporated by reference as an exhibit to the registration statement before the preferred stock is issued. The following description of our preferred stock, and any description of the preferred stock in a prospectus supplement, may not be complete and is subject to, and qualified in its entirety by reference to, Iowa law and the actual terms and provisions contained in our articles of incorporation and bylaws, each as amended from time to time.

As of February 27, 2009, under our articles of incorporation, we had the authority to issue 2,000,000 shares of preferred stock, par value $1.00 per share, which are issuable in series on terms to be determined by our board of directors. Accordingly, our board of directors is authorized, without action by the shareholders, to issue preferred stock from time to time with such dividend, liquidation, conversion, voting and other rights and restrictions as it may determine. All shares of any one series of our preferred stock will be identical, except that shares of any one series issued at different times may differ as to the dates from which dividends may be cumulative. All series shall rank equally and shall provide for other terms as described in the applicable prospectus supplement. As of February 27, 2009, there were no outstanding shares of our preferred stock. Our board of directors has not designated any series of preferred stock other than 1,000,000 shares as Series A Junior Participating Preferred Stock (the "Series A Preferred Stock").

Terms of Series A Preferred Stock

Each share of Series A Preferred Stock will be entitled, when, as and if declared, to a minimum preferential quarterly dividend payment of $1.00 per share but will be entitled to an aggregate dividend of 100 times the dividend declared per share of our common stock. In the event of liquidation, dissolution or winding up of the Corporation, the holders of Series A Preferred Stock will be entitled to a minimum preferential payment of the greater of (a) $100 per share (plus any accrued but unpaid dividends) and (b) an amount equal to 100 times the payment made per share to holders of our common stock. Finally, in the event of any merger, consolidation or other transaction in which outstanding shares of our common stock are converted or exchanged, each share of Series A Preferred Stock will be entitled to receive 100 times the amount received per share of our common stock. These rights are protected by customary antidilution provisions.

Shares of Series A Preferred Stock are not redeemable. Holders of Series A Preferred Stock have no voting rights, except as required by Iowa law, and no preemptive rights. Series A Preferred Stock ranks, with respect to the payment of dividends and the distribution of assets, junior to all series of any other class of our preferred stock. The issuance of Series A Preferred Stock could adversely affect the voting power of holders of our common stock and could have the effect of delaying, deferring or preventing a change in control of the Corporation. Furthermore, certain provisions of Iowa law and our articles of incorporation and by-laws could have the effect of delaying, deferring or preventing a change in control of the Corporation. A description of such provisions is included below in the section titled "CERTAIN PROVISIONS OF IOWA LAW AND THE CORPORATION'S ARTICLES OF INCORPORATION AND BY-LAWS."

Terms of Other Preferred Stock

As set forth in our articles of incorporation, the shares of our preferred stock to be issued will have no preemptive rights. Any prospectus supplement offering our preferred stock will furnish the following information with respect to the preferred stock offered by that prospectus supplement:

- the title and stated value of the preferred stock;

- the number of shares of preferred stock to be issued and the offering price of the preferred stock;

- any dividend rights;

- any dividend rates, periods, or payment dates, or methods of calculation of dividends applicable to the preferred stock;

- the date from which distributions on the preferred stock shall accumulate, if applicable;

- the terms and conditions, if applicable, upon which the preferred stock will be convertible into our common stock, including the conversion price (or manner of calculation thereof);

- any right to convert the preferred stock into a different type of security;

- any rights and preferences upon our liquidation or winding up of our affairs;

- any terms of redemption;

- the procedures for any auction and remarketing, if any, for the preferred stock;

- the provisions for a sinking fund, if any, for the preferred stock;

- any listing of the preferred stock on any securities exchange;

- a discussion of federal income tax considerations applicable to the preferred stock;

- the relative ranking and preferences of the preferred stock as to distribution rights (including whether any liquidation preference as to the preferred stock will be treated as a liability for purposes of determining the availability of assets for distributions to holders of stock ranking junior to the shares of preferred stock as to distribution rights);

- any limitations on issuance of any series of preferred stock ranking senior to or on a parity with the series of preferred stock being offered as to distribution rights and rights upon the liquidation, dissolution or winding up or our affairs; and

- any other specific terms, preferences, rights, limitations or restrictions of the preferred stock.

Rank

Unless otherwise indicated in the applicable prospectus supplement, shares of our preferred stock will rank, with respect to payment of distributions and rights upon our liquidation, dissolution or winding up, and allocation of our earnings and losses:

- senior to Series A Preferred Stock, all classes or series of our common stock and all of our equity securities ranking junior to the preferred stock;

- on a parity with all equity securities issued by us, the terms of which specifically provide that these equity securities rank on a parity with the preferred stock; and

- junior to all equity securities issued by us, the terms of which specifically provide that these equity securities rank senior to the preferred stock.

Distributions

Subject to any preferential rights of any outstanding stock or series of stock, our preferred shareholders are entitled to receive distributions when, as and if declared by our board of directors, out of legally available funds and to share pro rata based on the number of preferred shares, common stock and other parity equity securities outstanding. The rates and dates of payment of dividends will be set forth in the prospectus supplement relating to the applicable series of preferred stock. Dividends will be payable to holders of record of preferred stock as they appear on our books or, if applicable, the records of the depositary referred to below on the record dates fixed by the board of directors. Dividends on a series of preferred stock may be cumulative or noncumulative.

We may not declare, pay or set apart for payment dividends on the preferred stock unless full dividends on other series of preferred stock that rank on an equal or senior basis have been paid or sufficient funds have been set apart for payment for:

- all prior dividend periods of other series of preferred stock that pay dividends on a cumulative basis; or

- the immediately preceding dividend period of other series of preferred stock that pay dividends on a noncumulative basis.

Partial dividends declared on shares of preferred stock and each other series of preferred stock ranking on an equal basis as to dividends will be declared pro rata. A pro rata declaration means that the ratio of dividends declared per share to accrued dividends per share will be the same for each series of preferred stock. Similarly, we may not declare, pay or set apart for payment non-stock dividends or make other payments on the common stock or any other of our stock ranking junior to the preferred stock until full dividends on the preferred stock have been paid or set apart for payment for:

- all prior dividend periods if the preferred stock pays dividends on a cumulative basis; or

- the immediately preceding dividend period if the preferred stock pays dividends on a noncumulative basis.

Voting Rights

Unless otherwise required by Iowa law, holders of our preferred stock will not have any voting rights.

Liquidation Preference

Upon the voluntary or involuntary liquidation, dissolution or winding up of our affairs, then, before any distribution or payment shall be made to the holders of any common stock or any other class or series of stock ranking junior to the preferred stock in our distribution of assets upon any liquidation, dissolution or winding up, the holders of each series of our preferred stock will be entitled to receive, after payment or provision for payment of our debts and other liabilities, out of our assets legally available for distribution to shareholders, liquidating distributions in the amount of the liquidation preference per share (set forth in the applicable prospectus supplement), plus an amount, if applicable, equal to all distributions accrued and unpaid thereon (which shall not include any accumulation in respect of unpaid distributions for prior distribution periods if the preferred stock does not have a cumulative distribution). Unless otherwise specified in the applicable prospectus supplement, after payment of the full amount of the liquidating distributions to which they are entitled, the holders of preferred stock will have no right or claim to any of our remaining assets. In the event that, upon our voluntary or involuntary liquidation, dissolution or winding up, the legally available assets are insufficient to pay the amount of the liquidating distributions on all of our outstanding preferred stock and the corresponding amounts payable on all of our other classes or series of equity securities ranking on a parity with the preferred stock in the distribution of assets upon liquidation, dissolution or winding up, then the holders of our preferred stock and all other such classes or series of equity securities will share ratably in the distribution of assets in proportion to the full liquidating distributions to which they would otherwise be respectively entitled.

If the liquidating distributions are made in full to all holders of preferred stock, our remaining assets will be distributed among the holders of any other classes or series of equity security ranking junior to the preferred stock upon our liquidation, dissolution or winding up, according to their respective rights and preferences and in each case according to their respective number of shares of stock.

Conversion Rights

The terms and conditions, if any, upon which shares of any series of preferred stock are convertible into other securities will be set forth in the applicable prospectus supplement. These terms will include the amount and type of security into which the shares of preferred stock are convertible, the conversion price (or manner of calculation thereof), the conversion period, provisions as to whether conversion will be at the option of the holders of the preferred stock or us, the events requiring an adjustment of the conversion price and provisions affecting conversion in the event of the redemption of that preferred stock.

Redemption

If so provided in the applicable prospectus supplement, our preferred stock will be subject to mandatory redemption or redemption at our option, in whole or in part, in each case upon the terms, at the times and at the redemption prices set forth in such prospectus supplement. Unless we default in the payment of the redemption price, dividends will cease to accrue after the redemption date on shares of preferred stock called for redemption and all rights of holders of such shares will terminate, except for the right to receive the redemption price. No series of preferred stock will receive the benefit of a sinking fund except as set forth in the applicable prospectus supplement.

Registrar and Transfer Agent

The registrar and transfer agent for our preferred stock will be set forth in the applicable prospectus supplement.

If our board of directors decides to issue any preferred stock, it may discourage or make more difficult a merger, tender offer, business combination or proxy contest, assumption of control by a holder of a large block of our securities or the removal of incumbent management, even if these events were favorable to the interests of shareholders. Our board of directors, without shareholder approval, may issue preferred stock with voting and conversion rights and dividend and liquidation preferences that may adversely affect the holders of our other equity or debt securities.

DESCRIPTION OF DEBT SECURITIES

This prospectus describes certain general terms and provisions of the debt securities we may offer under this prospectus and one or more prospectus supplements. When we offer to sell a particular series of debt securities, we will describe the specific terms of the series in a prospectus supplement. The following description of debt securities will apply to the debt securities offered by this prospectus unless we provide otherwise in the applicable prospectus supplement. The applicable prospectus supplement for a particular series of debt securities may specify different or additional terms.

We may issue "senior," "senior subordinated" or "subordinated" debt securities. "Senior securities" will be direct obligations of ours and will rank equally and ratably in right of payment with other indebtedness of ours that is not subordinated. "Senior subordinated securities" will be subordinated in right of payment to the prior payment in full of senior indebtedness, as defined in the applicable prospectus supplement, and may rank equally and ratably with the senior subordinated notes and any other senior subordinated indebtedness. "Subordinated securities" will be subordinated in right of payment to senior subordinated securities.

We need not issue all debt securities of one series at the same time. Unless we provide otherwise, we may reopen a series, without the consent of the holders of such series, for issuances of additional securities of that series.

We will issue the senior debt securities and senior subordinated debt securities under a senior indenture, which we will enter into with the trustee to be named in the senior indenture, and we will issue the subordinated debt securities under a subordinated indenture, which we will enter into with the trustee to be named in the subordinated indenture. We use the term "indenture" or "indentures" to refer to both the senior indenture and the subordinated indenture. Each indenture will be subject to and governed by the Trust Indenture Act of 1939, as amended, or the Trust Indenture Act, and we may supplement the indenture from time to time. Any trustee under any indenture may resign or be removed with respect to one or more series of debt securities, and we may appoint a successor trustee to act with respect to that series. We have filed a form of indenture as an exhibit to this registration statement, of which this prospectus forms a part. The terms of the senior indenture and subordinated indenture will be substantially similar, except that the subordinated indenture will include provisions pertaining to the subordination of the subordinated debt securities and senior subordinated debt securities to the senior debt securities and any other of our senior securities. The following statements relating to the debt securities and the indenture are summaries only, are subject to change and are qualified in their entirety to the detailed provisions of the indenture, any supplemental indenture and the discussion contained in any prospectus supplements.

General

The debt securities will be our direct obligations. We may issue debt securities from time to time and in one or more series as our board of directors may establish by resolution or as we may establish in one or more supplemental indentures. The particular terms of each series of debt securities will be described in a prospectus supplement relating to the series. We may issue debt securities with terms different from those of debt securities that we previously issued.

We may issue debt securities from time to time and in one or more series with the same or various maturities, at par, at a premium or at a discount. We will set forth in a prospectus supplement, relating to any series of debt securities being offered, the initial offering price and the following terms of the debt securities:

- the title of the debt securities;

- the series designation and whether they are senior securities, senior subordinated securities or subordinated securities;

- the aggregate principal amount of the debt securities and any limit on the aggregate amount of the series of debt securities;

- the price or prices (expressed as a percentage of the aggregate principal amount) at which we will issue the debt securities and, if other than the principal amount of the debt securities, the portion of the principal amount of the debt securities payable upon the maturity of the debt securities;

- the date or dates on which we will pay the principal on the debt securities;

- the rate or rates (which may be fixed or variable) per annum or the method used to determine the rate or rates (including any commodity, commodity index, stock exchange index or financial index) at which the debt securities will bear interest, the date or dates from which interest will accrue, the date or dates on which interest will commence and be payable and any regular record date for the interest payable on any interest payment date;

- the place where principal, interest and any additional amounts will be payable and where the debt securities can be surrendered for transfer, exchange or conversion;

- the terms, if any, by which holders of the debt securities may convert or exchange the debt securities for our common stock, preferred stock or any other security or property;

- if convertible, the initial conversion price, the conversion period and any other terms governing such conversion;

- any subordination provisions or limitations relating to the debt securities;

- any sinking fund requirements;

- any obligation we have to redeem or purchase the debt securities pursuant to any sinking fund or analogous provisions or at the option of a holder of debt securities;

- the dates on which and the price or prices at which we will repurchase the debt securities at the option of the holders of debt securities and other detailed terms and provisions of these repurchase obligations;

- the denominations in which the debt securities will be issued, if other than denominations of $1,000 and any integral multiple thereof;

- the portion of principal amount of the debt securities payable upon declaration of acceleration of the maturity date, if other than the principal amount;

- whether we will issue the debt securities in certificated or book-entry form;

- whether the debt securities will be in registered or bearer form and, if in registered form, the denominations if other than in even multiples of $1,000 and, if in bearer form, the denominations and terms and conditions relating thereto;

- the designation of the currency, currencies or currency units in which payment of principal of, premium, and interest on the debt securities will be made;

- if payments of principal of, and interest and any additional amounts on, the debt securities will be made in one or more currencies or currency units other than that or those in which the debt securities are denominated, the manner in which the exchange rate with respect to these payments will be determined;

- the manner in which the amounts of payment of principal of, and interest and any additional amounts on, the debt securities will be determined, if these amounts may be determined by reference to an index based on a currency or currencies other than that in which the debt securities are denominated or designated to be payable or by reference to a commodity, commodity index, stock exchange index or financial index;

- any applicability of the defeasance provisions described in this prospectus or any prospectus supplement;

- whether and under what circumstances, if any, we will pay additional amounts on any debt securities in respect of any tax, assessment or governmental charge and, if so, whether we will have the option to redeem the debt securities instead of making this payment;

- any addition to or change in the events of default described in this prospectus or in the indenture with respect to the debt securities and any change in the acceleration provisions described in this prospectus or in the indenture with respect to the debt securities;

- any addition to or change in the covenants described in this prospectus or in the indenture with respect to the debt securities;

- if the debt securities are to be issued upon the exercise of debt warrants, the time, manner and place for them to be authenticated and delivered;

- any securities exchange on which we will list the debt securities;

- any restrictions on transfer, sale or other assignment;

- any provisions relating to any security provided for the debt securities;

- any provisions relating to any guarantee of the debt securities;

- any other terms of the debt securities, which may modify or delete any provision of the indenture as it applies to that series; and

- any depositaries, interest rate calculation agents, exchange rate calculation agents or other agents with respect to the debt securities.

We may issue debt securities that are exchangeable for or convertible into shares of our common stock or other securities or property. The terms, if any, on which the debt securities may be exchanged for or converted into shares of our common stock or other securities or property will be set forth in the applicable prospectus supplement. Such terms may include provisions for conversion, either mandatory, at the option of the holder or at our option, in which case the number of shares of common stock or other securities or property to be received by the holders of debt securities would be calculated as of a time and in the manner stated in the prospectus supplement.

We may issue debt securities at less than the principal amount payable upon maturity. We refer to these securities as "original issue discount securities." If material or applicable, we will describe in the applicable prospectus supplement special U.S. federal income tax, accounting and other considerations applicable to original issue discount securities.

If we denominate the purchase price of any of the debt securities in a foreign currency or currencies or a foreign currency unit or units, or if the principal of, and interest and any additional amounts on, any series of debt securities is payable in a foreign currency or currencies or a foreign currency unit or units, we will provide you with information on the restrictions, elections, general tax considerations, specific terms and other information with respect to that issue of debt securities and such foreign currency or currencies or foreign currency unit or units in the applicable prospectus supplement.

Except as may be set forth in any prospectus supplement relating to the debt securities, an indenture will not contain any other provisions that would limit our ability to incur indebtedness or that would afford holders of the debt securities protection in the event of a highly leveraged or similar transaction involving us or in the event of a change in control. You should review carefully the applicable prospectus supplement for information with respect to events of default and any covenants applicable to the debt securities being offered.

Payments and Paying Agents

Unless we otherwise indicate in the applicable prospectus supplement, we will make payment of the interest on any debt securities on any interest payment date to the person in whose name the debt securities, or one or more predecessor securities, are registered at the close of business on the regular record date for the interest.

We will pay principal of, and interest and any additional amounts on, the debt securities of a particular series at the office of the paying agents designated by us, except that, unless we otherwise indicate in the applicable prospectus supplement, we may make interest payments by check, which we will mail to the holder, or by wire transfer to certain holders. Unless we otherwise indicate in a prospectus supplement, we will designate the corporate trust office of the trustee as our sole paying agent for payments with respect to debt securities of each series. We will name in the applicable prospectus supplement any other paying agents that we initially designate for the debt securities of a particular series.

Form, Transfer and Exchange

Each debt security will be represented by either one or more global securities registered in the name of The Depository Trust Company, New York, New York, known as DTC, as depositary, or a nominee of the depositary (as a "book-entry debt security"), or a certificate issued in definitive registered form (as a "certificated debt security"), as described in the applicable prospectus supplement. Except as described under "Global Debt Securities and Book-Entry System" below, book-entry debt securities will not be issuable in certificated form.

Certificated Debt Securities

You may transfer or exchange certificated debt securities at the trustee's office or paying agencies in accordance with the terms of the indenture. No service charge will be made for any transfer or exchange of certificated debt securities, but we may require payment of a sum sufficient to cover any tax or other governmental charge payable in connection with a transfer or exchange.

You may transfer certificated debt securities and the right to receive the principal of, and interest and any additional amounts on, certificated debt securities only by surrendering the old certificate representing those certificated debt securities and either we or the trustee will reissue the old certificate to the new holder, or we or the trustee will issue a new certificate to the new holder.

Global Debt Securities and Book-Entry System

Each global debt security representing book-entry debt securities will be deposited with, or on behalf of, the depositary, and registered in the name of the depositary or a nominee of the depositary. Ownership of beneficial interests in book-entry debt securities will be limited to persons that have accounts with the depositary for the related global debt security, whom we refer to as participants, or persons that may hold interests through participants.

Except as described in this prospectus or any applicable prospectus supplement, beneficial owners of book-entry debt securities will not be entitled to have securities registered in their names, will not receive or be entitled to receive physical delivery of a certificate in definitive form representing securities and will not be considered the owners or holders of those securities under the indenture. Accordingly, to exercise any rights of a holder under the indenture, each person beneficially owning book-entry debt securities must rely on the procedures of the depositary for the related global debt security and, if that person is not a participant, on the procedures of the participant through which that person owns its interest.

We understand, however, that under existing industry practice, the depositary will authorize the persons on whose behalf it holds a global debt security to exercise certain rights of holders of debt securities, and the indenture provides that we, the trustee and our respective agents will treat as the holder of a debt security the persons specified in a written statement of the depositary with respect to that global debt security for purposes of obtaining any consents or directions required to be given by holders of the debt securities pursuant to the indenture.

We will make payments of principal of, and interest and any additional amounts on, book-entry debt securities to the depositary or its nominee, as the case may be, as the registered holder of the related global debt security. We, the trustee and any other agent of ours or agent of the trustee will not have any responsibility or liability for any aspect of the records relating to or payments made on account of beneficial ownership interests in a global debt security or for maintaining, supervising or reviewing any records relating to such beneficial ownership interests.

Any certificated debt securities issued in exchange for a global debt security will be registered in such name or names as the depositary shall instruct the trustee. We expect that such instructions will be based upon directions received by the depositary from participants with respect to ownership of book-entry debt securities relating to such global debt security.

For additional discussion of book entry and certificated securities, see the section entitled "Legal Ownership of Securities" included in this prospectus. We have obtained the foregoing information in this section and the "Legal Ownership of Securities" section concerning the depositary and the depositary's book-entry system from sources we believe to be reliable. We take no responsibility for the depositary's performance of its obligations under the rules and regulations governing its operations.

No Protection in the Event of a Change in Control

Unless we provide otherwise in the applicable prospectus supplement, the debt securities will not contain any provisions that may afford holders of the debt securities protection in the event we have a change in control or in the event of a highly leveraged transaction (whether or not such transaction results in a change in control).

Covenants

Unless we provide otherwise in the applicable prospectus supplement, the debt securities will not contain any restrictive covenants, including covenants restricting us or any of our subsidiaries from incurring, issuing, assuming or guaranteeing any indebtedness secured by a lien on any of our or our subsidiaries' property or capital stock or restricting us or any of our subsidiaries from entering into any sale and leaseback transactions.

Merger, Consolidation, and Sale of Assets

Unless we provide otherwise in the applicable prospectus supplement, we may not merge with or into or consolidate with, or convey, transfer or lease all or substantially all of our properties and assets to, any person (a "successor person"), and we may not permit any person to merge into, or convey, transfer or lease its properties and assets substantially as an entirety to us, unless the following applies:

- either (a) HNI is the surviving entity or (b) the successor person is a corporation, partnership, trust or other entity organized and validly existing under the laws of any United States domestic jurisdiction and expressly assumes our obligations on the debt securities and under the indenture;

- immediately after giving effect to the transaction, no event of default, and no event that, after notice or lapse of time, or both, would become an event of default, shall have occurred and be continuing under the indenture; and

- certain other conditions that may be set forth in the applicable prospectus supplement are met.

This covenant would not apply to any recapitalization transaction, a change in control of us or a transaction in which we incur a large amount of additional debt unless the transactions or change in control included a merger, consolidation or transfer or lease of substantially all of our assets. Except as may be described in the applicable prospectus supplement, there are no covenants or other provisions in the indenture providing for a "put" right or increased interest or that would otherwise afford holders of debt securities additional protection in the event of a recapitalization transaction, a change in control of us or a transaction in which we incur a large amount of additional debt.

Events of Default Under the Indenture

Unless we provide otherwise in the applicable prospectus supplement, an "event of default" will mean, with respect to any series of debt securities, any of the following:

- default in the payment of any interest upon any debt security of that series when it becomes due and payable and continuance of that default for a period of 30 days (unless the entire amount of such payment is deposited by us with the trustee or with a paying agent before the expiration of the 30-day period);

- default in the payment of principal of, or premium, if any, on any debt security of that series when due and payable either at maturity, redemption or otherwise;

- default in the deposit of any sinking fund payment, when and as due in respect of any debt security of that series;

- default in the performance or breach of any other covenant or warranty by us in the indenture (other than a covenant or warranty that has been included in the indenture solely for the benefit of a series of debt securities other than that series) or in the debt security, which default continues uncured for a period of 90 days after we receive written notice from the trustee or we and the trustee receive written notice from the holders of not less than a majority in principal amount of the outstanding debt securities of that series as provided in the indenture;

- we, pursuant to or within the meaning of any applicable bankruptcy law, commence a voluntary case, consent to the entry of an order for relief against us in an involuntary case, consent to the appointment of a custodian for all or substantially all of our property, make a general assignment for the benefit of our creditors or admit in writing our inability generally to pay our debts as they become due; or, similarly, a court enters an order or decree under any applicable bankruptcy law that provides for relief against us in an involuntary case, appoints a custodian for all or substantially all of our properties or orders our liquidation (and the order remains in effect for 90 days); and

- any other event of default provided with respect to debt securities of that series that is included in any supplemental indenture or is described in the applicable prospectus supplement accompanying this prospectus.

No event of default with respect to a particular series of debt securities (except as to certain events of bankruptcy, insolvency or reorganization) necessarily constitutes an event of default with respect to any other series of debt securities. An event of default may also be an event of default under our bank credit agreements or other debt securities in existence from time to time and under certain guaranties by us of any subsidiary indebtedness. In addition, certain events of default or an acceleration under the indenture may also be an event of default under some of our other indebtedness outstanding from time to time.

Unless we provide otherwise in the applicable prospectus supplement, if an event of default with respect to debt securities of any series at the time outstanding occurs and is continuing (other than certain events of our bankruptcy, insolvency or reorganization), then the trustee or the holders of not less than a majority in principal amount of the outstanding debt securities of that series may, by written notice to us (and to the trustee if given by the holders), declare to be due and payable immediately the principal (or, if the debt securities of that series are discount securities, that portion of the principal amount as may be specified in the terms of that series) of and accrued and unpaid interest, if any, of all debt securities of that series. In the case of an event of default resulting from certain events of bankruptcy, insolvency or reorganization, the principal (or such specified amount) of and accrued and unpaid interest, if any, of all outstanding debt securities will become and be immediately due and payable without any declaration or other act by the trustee or any holder of outstanding debt securities.

At any time after an acceleration with respect to debt securities of a series has been made, but before a judgment or decree for payment of the money due has been obtained by the trustee, the holders of not less than a majority in principal amount of the outstanding debt securities of that series may cancel the acceleration and annul its consequences if the rescission would not conflict with any judgment or decree and if all existing events of default with respect to that series have been cured or waived except nonpayment of principal (or such lesser amount) or interest that has become due solely because of the acceleration.

The indenture also provides that the holders of not less than a majority in principal amount of the outstanding debt securities of any series may waive any past default with respect to that series and its consequences, except a default involving the following:

- our failure to pay the principal of, and interest and any additional amounts on, any debt security; or

- a covenant or provision contained in the indenture that cannot be modified or amended without the consent of the holders of each outstanding debt security affected by the default.

The trustee is generally required to give notice to the holders of debt securities of each affected series within 90 days of a default actually known to a responsible officer of the trustee unless the default has been cured or waived. The indenture provides that the trustee may withhold notice to the holders of debt securities of any series of any default or event of default (except in payment on any debt securities of that series) with respect to debt securities of that series if it in good faith determines that withholding notice is in the interest of the holders of those debt securities.

Unless we provide otherwise in the applicable prospectus supplement, the indenture will provide that the trustee will be under no obligation to exercise any of its rights or powers under the indenture at the request or direction of any holder of any such outstanding debt securities unless the trustee receives indemnity satisfactory to it against any loss, liability or expense. Subject to certain rights of the trustee, the holders of a majority in principal amount of the outstanding debt securities of any series will have the right to direct the time, method and place of conducting any proceeding for any remedy available to the trustee or exercising any trust or power conferred on the trustee with respect to the debt securities of that series. The trustee may, however, refuse to follow any direction that conflicts with the indenture or any law or which may be unduly prejudicial to the holders of the debt securities of the applicable series not joining in the direction.

Unless we provide otherwise in the applicable prospectus supplement, no holder of any debt security of any series will have any right to institute any proceeding, judicial or otherwise, with respect to the indenture or for the appointment of a receiver or trustee, or for any remedy under the indenture, unless:

- that holder has previously given to the trustee written notice of a continuing event of default with respect to debt securities of that series; and

- the holders of at least 25% in principal amount of the outstanding debt securities of that series have made written request, and offered reasonable indemnity, to the trustee to institute such proceeding as trustee, and the trustee shall not have received from the holders of a majority in principal amount of the outstanding debt securities of that series a direction inconsistent with that request and has failed to institute the proceeding within 60 days.

Notwithstanding the foregoing, except as provided in the subordination provisions, if any, the holder of any debt security will have an absolute and unconditional right to receive payment of the principal of, and any interest or additional amounts on, that debt security on or after the due dates expressed in that debt security and to institute suit for the enforcement of payment.

The indenture requires us, within 120 days after the end of our fiscal year, to furnish to the trustee a certificate as to compliance with the indenture, or, in the event of noncompliance, specify the noncompliance and the nature and status of the noncompliance.

Modification of Indenture and Waiver

Except as specified below, modifications and amendments to the indenture require the approval of not less than a majority in principal amount of our outstanding debt securities.

Changes Requiring the Unanimous Approval

We and the trustee may not make any modification or amendment to the indenture without the consent of the holder of each affected debt security then outstanding if that amendment will have any of the following results:

- reduce the rate of or extend the time for payment of interest, including default interest, on any debt security;

- reduce the principal of or any additional amounts on or change the fixed maturity of any debt security or reduce the amount of, or postpone the date fixed for, the payment of any sinking fund or analogous obligation with respect to any series of debt securities;

- reduce the principal amount of discount securities payable upon acceleration of maturity;

- waive a default in the payment of the principal of, and interest or any additional amounts on, any debt security, except a rescission of acceleration of the debt securities of any series by the holders of at least a majority in aggregate principal amount of the then outstanding debt securities of that series and a waiver of the payment default that resulted from that acceleration;

- make the principal of, or interest or any additional amounts on, any debt security payable in currency other than that stated in the debt security;

- change the place of payment on a debt security;

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- change the currency or currencies of payment of the principal of, and any premium, make-whole payment, interest or additional amounts on, any debt security;

- impair the right to initiate suit for the enforcement of any payment on or with respect to any debt security;

- reduce the percentage of holders of debt securities whose consent is needed to modify or amend an indenture, to waive compliance with certain provisions of an indenture or to waive certain defaults;

- reduce the percentage of the holders of outstanding debt securities of any series necessary to modify or amend the indenture, to waive compliance with provisions of the indenture or defaults and their consequences under the indenture or to reduce the quorum or voting requirements contained in the indenture;

- make any change that adversely affects the right to convert or exchange any debt security other than as permitted by the indenture or decrease the conversion or exchange rate or increase the conversion or exchange price of any such debt security;

- waive a redemption payment with respect to any debt security; or

- make any change to certain provisions of the indenture relating to, among other things, the right of holders of debt securities to receive payment of the principal of, and interest and any additional amount on, those debt securities, the right of holders to institute suit for the enforcement of any payment or the right of holders to waive past defaults.

Changes Not Requiring Approval of Debt Holders

We and the trustee may modify or amend an indenture, without the consent of any holder of debt securities, for any of the following purposes:

- to evidence the succession of another person to us as obligor under the indenture;

- to add to our existing covenants additional covenants for the benefit of the holders of all or any series of debt securities, or to surrender any right or power conferred upon us in the indenture;

- to add events of default for the benefit of the holders of all or any series of debt securities;

- to add or change any provisions of the indenture to facilitate the issuance of, or to liberalize the terms of, debt securities in bearer form, or to permit or facilitate the issuance of debt securities in uncertificated form, provided that this action will not adversely affect the interests of the holders of the debt securities of any series in any material respect;

- to add, change or eliminate any provisions of the indenture, provided that any addition, change or elimination (a) shall neither (i) apply to any debt security of any series created prior to the execution of such supplemental indenture and entitled to the benefit of such provision nor (ii) modify the rights of the holder of any debt security with respect to such provision, or (b) shall become effective only when there are no outstanding debt securities;

- to establish additional series of debt securities;

- to secure previously unsecured debt securities;

- to establish the form or terms of debt securities of any series, including the provisions and procedures, if applicable, for the conversion or exchange of the debt securities into our common stock, preferred stock or other securities or property;

- to evidence and provide for the acceptance or appointment of a successor trustee or facilitate the administration of the trusts under the indenture by more than one trustee;

- to make any provision with respect to the conversion or exchange of rights of holders pursuant to the requirements of the indenture;

- to cure any ambiguity, defect or inconsistency in the indenture, provided that the action does not adversely affect the interests of holders of debt securities of any series issued under the indenture;

- to close the indenture with respect to the authentication and delivery of additional series of debt securities or to qualify, or maintain qualification of, the indenture under the Trust Indenture Act; or

- to supplement any of the provisions of the indenture to the extent necessary to permit or facilitate defeasance and discharge of any series of debt securities, provided that the action shall not adversely affect the interests of the holders of the debt securities of any series in any material respect.

A vote by holders of debt securities will not be required for clarifications and certain other changes that would not adversely affect holders of the debt securities.

Defeasance of Debt Securities and Certain Covenants in Certain Circumstances

Legal Defeasance

Unless the terms of the applicable series of debt securities provide otherwise, we may be discharged from any and all obligations in respect of the debt securities of any series (except for certain obligations to register the transfer or exchange of debt securities of the series; to replace stolen, lost or mutilated debt securities of the series; and to maintain paying agencies and certain provisions relating to the treatment of funds held by paying agents). We will be so discharged upon the deposit with the trustee, in trust, of money and/or U.S. government obligations or, in the case of debt securities denominated in a single currency other than U.S. dollars, foreign government obligations (as described at the end of this section), that, through the payment of interest and principal in accordance with their terms, will provide money in an amount sufficient to pay and discharge each installment of principal, interest and any additional amounts on and any mandatory sinking fund payments in respect of the debt securities of that series on the stated maturity of such payments in accordance with the terms of the indenture and those debt securities.

This discharge may occur only if, among other things, we have delivered to the trustee an officers' certificate and an opinion of counsel stating that we have received from, or there has been published by, the U.S. Internal Revenue Service a ruling or, since the date of execution of the indenture, there has been a change in the applicable U.S. federal income tax law, in either case to the effect that holders of the debt securities of such series will not recognize income, gain or loss for U.S. federal income tax purposes as a result of the deposit, defeasance and discharge and will be subject to U.S. federal income tax on the same amount and in the same manner and at the same times as would have been the case if the deposit, defeasance and discharge had not occurred.

Defeasance of Certain Covenants

Unless the terms of the applicable series of debt securities provide otherwise, upon compliance with certain conditions, we may omit to comply with the restrictive covenants contained in the indenture, as well as any additional covenants contained in the applicable prospectus supplement.

The conditions include, among others, the following:

- depositing with the trustee money and/or U.S. government obligations or, in the case of debt securities denominated in a single currency other than U.S. dollars, foreign government obligations, that, through the payment of interest and principal in accordance with their terms, will provide money in an amount sufficient, in the opinion of a nationally recognized firm of independent public accountants, to pay principal, interest and any additional amounts on and any mandatory sinking fund payments in respect of the debt securities of that series on the stated maturity of those payments in accordance with the terms of the indenture and those debt securities; and

- delivering to the trustee an opinion of counsel to the effect that the holders of the debt securities of that series will not recognize income, gain or loss for U.S. federal income tax purposes as a result of the deposit and related covenant defeasance and will be subject to U.S. federal income tax in the same amount and in the same manner and at the same times as would have been the case if the deposit and related covenant defeasance had not occurred.

Covenant Defeasance and Events of Default

If we exercise our option, as described above, not to comply with certain covenants of the indenture with respect to any series of debt securities, and the debt securities of that series are declared due and payable because of the occurrence of any event of default, the amount of money and/or U.S. government obligations or foreign government obligations on deposit with the trustee will be sufficient to pay amounts due on the debt securities of that series at the time of their stated maturity but may not be sufficient to pay amounts due on the debt securities of that series at the time of the acceleration resulting from the event of default. However, we will remain liable for those payments.

"Foreign government obligations" means, with respect to debt securities of any series that are denominated in a currency other than United States dollars:

- direct obligations of the government that issued or caused to be issued such currency for the payment of which obligations its full faith and credit is pledged, which are not callable or redeemable at the option of the issuer thereof; or

- obligations of a person controlled or supervised by or acting as an agency or instrumentality of that government, the timely payment of which is unconditionally guaranteed as a full faith and credit obligation by that government, which are not callable or redeemable at the option of the issuer thereof.

Guarantees

Our payment obligations under any series of debt securities may be guaranteed by us or one or more of our subsidiaries. The terms of any such guarantee will be set forth in the applicable prospectus supplement.

Subordination

We will set forth in the applicable prospectus supplement the terms and conditions, if any, upon which any series of senior subordinated securities or subordinated securities is subordinated to debt securities of another series or to other indebtedness of ours. The terms will include a description of the following:

- the indebtedness ranking senior to the debt securities being offered;

- any restrictions on payments to the holders of the debt securities being offered while a default with respect to the senior indebtedness is continuing;

- any restrictions on payments to the holders of the debt securities being offered following an event of default; and

- provisions requiring holders of the debt securities being offered to remit some payments to holders of senior indebtedness.

Conversion and Exchange Rights

The terms on which debt securities of any series may be convertible into or exchangeable for our common stock, preferred stock, or other securities or property of the Corporation will be described in the applicable prospectus supplement. These terms will include the following:

- the conversion or exchange price or the manner of calculating the price;

- the exchange or conversion period;

- whether the conversion or exchange is mandatory, or voluntary at the option of the holder or at our option;

- any restrictions on conversion or exchange in the event of redemption of the debt securities and any restrictions on conversion or exchange; and

- the means of calculating the number of shares of our common stock, preferred stock or other securities or property of HNI to be received by the holders of debt securities.

The conversion or exchange price of any debt securities of any series that are convertible into our common stock or preferred stock may be adjusted for any stock dividends, stock splits, reclassification, combinations or similar transactions, as set forth in the applicable prospectus supplement.

Redemption of Debt Securities

The debt securities may be subject to optional or mandatory redemption on terms and conditions described in the applicable prospectus supplement. Subject to such terms, we may opt at any time to partially or entirely redeem the debt securities.

If less than all the debt securities of any series are to be redeemed or purchased in an offer to purchase at any time, the trustee will select the debt securities of that series to be redeemed or purchased as follows: (1) if the securities of such series are listed on any national securities exchange, in compliance with the requirements of the principal national securities exchange on which the debt securities of that series are listed; or (2) if the debt securities of that series are not listed on a national securities exchange, on a pro rata basis, by lot or by such other method as the trustee deems fair and appropriate.

Except as otherwise provided as to any particular series of debt securities, at least 30 days but not more than 60 days before a redemption date, we or the trustee will mail a notice of redemption to each holder whose debt securities are to be redeemed. From and after notice has been given as provided in the applicable indenture, if funds for the redemption of any debt securities called for redemption shall have been made available on the redemption date, the debt securities will cease to bear interest on the date fixed for the redemption specified in the notice, and the only right of the holders of the debt securities will be to receive payment of the redemption price.

Governing Law

The indentures and the debt securities will be governed by and construed in accordance with the laws of the state of New York, except to the extent that the Trust Indenture Act is applicable.

DESCRIPTION OF DEPOSITARY SHARES

We may issue receipts for depositary shares representing fractional shares of preferred stock. The fractional share of the applicable series of preferred stock represented by each depositary share will be set forth in the applicable prospectus supplement.

The shares of any series of preferred stock underlying any depositary shares that we may sell under this prospectus will be deposited under a deposit agreement between us and a depositary selected by us. Subject to the terms of the deposit agreement, each holder of a depositary share will be entitled, in proportion to the applicable fraction of a share of the preferred stock underlying the depositary share, to all of the rights, preferences and privileges, and will be subject to the qualifications and restrictions, of the preferred stock underlying that depositary share.

The depositary shares will be evidenced by depositary receipts issued under the deposit agreement. Depositary receipts will be distributed to the holders of the depositary shares that are sold in the applicable offering. We will incorporate by reference into the registration statement of which this prospectus is a part the form of any deposit agreement, including a form of depositary receipt, that describes the terms of any depositary shares we are offering before the issuance of the related depositary shares. The following summaries of material provisions of the deposit agreement, the depositary shares and the depositary receipts are subject to, and qualified in their entirety by reference to, all of the provisions of the deposit agreement applicable to a particular offering of depositary shares. We urge you to read the prospectus supplements relating to any depositary shares that are sold under this prospectus, as well as the complete deposit agreement and depositary receipt.

Form

Pending the preparation of definitive depositary receipts, the depositary may, upon our written order, issue temporary depositary receipts substantially identical to the definitive depositary receipts but not in definitive form. These temporary depositary receipts will entitle their holders to all of the rights of definitive depositary receipts. Temporary depositary receipts will then be exchangeable for definitive depositary receipts at our expense.

Dividends and Other Distributions

The depositary will distribute all cash dividends or other cash distributions received with respect to the underlying preferred stock to the record holders of depositary shares in proportion to the number of depositary shares owned by those holders.

If there is a distribution other than in cash, the depositary will distribute property received by it to the record holders of depositary shares in proportion to the number of depositary shares owned by those holders, unless the depositary determines that it is not feasible to do so. If this occurs, the depositary may, with our approval, sell the property and distribute the net proceeds from the sale to those holders in proportion to the number of depositary shares owned by them.

The amount distributed to holders of depositary shares will be reduced by any amounts required to be withheld by us or the preferred stock depositary on account of taxes or other governmental charges.

Liquidation Preference

If a series of preferred stock underlying the depositary shares has a liquidation preference, in the event of our voluntary or involuntary liquidation, dissolution or winding up, holders of depositary shares will be entitled to receive the fraction of the liquidation preference accorded each share of the applicable series of preferred stock, as set forth in the applicable prospectus supplement.

Withdrawal of Underlying Preferred Stock

Except as otherwise provided in a prospectus supplement, holders may surrender depositary receipts at the principal office of the depositary and, upon payment of any unpaid amount due to the depositary, be entitled to receive the number of whole shares of underlying preferred stock and all money and other property represented by the related depositary shares. We will not issue any partial shares of preferred stock. If the holder delivers depositary receipts evidencing a number of depositary shares that represent more than a whole number of shares of preferred stock, the depositary will issue a new depositary receipt evidencing the excess number of depositary shares to the holder.

Redemption of Depositary Shares

If the preferred stock underlying any depositary shares we may sell under this prospectus is subject to redemption, the depositary shares will be redeemed from the proceeds received by the depositary resulting from any such redemption, in whole or in part, of that underlying preferred stock. The redemption price per depositary share will be equal to the applicable fraction of the redemption price per share payable with respect to the underlying preferred stock. Whenever we redeem shares of underlying preferred stock that are held by the depositary, the depositary will redeem, as of the same redemption date, the number of depositary shares representing the shares of underlying preferred stock so redeemed. If fewer than all of the depositary shares are to be redeemed, the depositary shares to be redeemed will be selected by lot or proportionately, as may be determined by the depositary.

After the date fixed for redemption, the depositary shares called for redemption will no longer be deemed to be outstanding, and all rights of the holders of the depositary shares will cease, except the right to receive the monies payable and any other property to which the holders were entitled upon surrender to the preferred stock depositary of the depositary receipts evidencing the depositary shares. Any funds deposited by us with the preferred stock depositary for any depositary shares that the holders fail to redeem will be returned to us after a period of two years from the date the funds are deposited.

Voting

Upon receipt of notice of any meeting at which holders of the preferred stock underlying any depositary shares that we may sell under this prospectus are entitled to vote, the depositary will mail the information contained in the notice to the record holders of the depositary shares. Each record holder of the depositary shares on the record date, which will be the same date as the record date for the underlying preferred stock, will be entitled to instruct the depositary as to the exercise of the voting rights pertaining to the amount of the underlying preferred stock represented by the holder's depositary shares. The depositary will then try, as far as practicable, to vote the number of shares of preferred stock underlying those depositary shares in accordance with those instructions, and we will agree to take all reasonable actions which may be deemed necessary by the depositary to enable the depositary to do so. The depositary will not vote the underlying preferred stock to the extent it does not receive specific instructions with respect to the depositary shares representing such preferred stock.

Conversion of Preferred Stock

If the prospectus supplement relating to any depositary shares that we may sell under this prospectus states that the underlying preferred stock is convertible into our common stock or other securities, the following will apply. The depositary shares, as such, will not be convertible into any of our securities. Rather, any holder of the depositary shares may surrender the related depositary receipts to the depositary with written instructions that direct us to cause conversion of the preferred stock represented by the depositary shares into or for whole shares of our common stock or other securities, as applicable. Upon receipt of those instructions and any amounts payable by the holder in connection with the conversion, we will cause the conversion using the same procedures as those provided for conversion of the underlying preferred stock. If only some of a holder's depositary shares are converted, a new depositary receipt or receipts will be issued to the holder for any depositary shares not converted.

Amendment and Termination of the Deposit Agreement

The form of depositary receipt evidencing the depositary shares and any provision of the deposit agreement may at any time be amended by agreement between us and the depositary. However, any amendment which materially and adversely alters the rights of the holders of depositary shares will not be effective until 90 days after notice of that amendment has been given to the holders. Each holder of depositary shares at the time any amendment becomes effective shall be deemed to consent and agree to that amendment and to be bound by the deposit agreement as so amended. The deposit agreement may be terminated by us or by the depositary only if all outstanding depositary shares have been redeemed or converted into any other securities into which the underlying preferred stock is convertible or there has been a final distribution, including to holders of depositary receipts, of the underlying preferred stock in connection with our liquidation, dissolution or winding up.

Charges of Depositary

We will pay all transfer and other taxes and governmental charges arising solely from the existence of the depositary arrangement. We will also pay charges of the depositary in connection with the initial deposit of the preferred stock, the initial issuance of the depositary shares, any redemption of the preferred stock and all withdrawals of preferred stock by owners of depositary shares. Holders of depositary receipts will pay transfer, income and other taxes and governmental charges and other specified charges as provided in the deposit arrangement for their accounts. If these charges have not been paid, the depositary may refuse to transfer depositary shares, withhold dividends and distributions and sell the depositary shares evidenced by the depositary receipt.

Limitation on Liability

Neither we nor the depositary will be liable if either of us is prevented or delayed by law or any circumstance beyond our control in performing our respective obligations under the deposit agreement. Our obligations and those of the depositary will be limited to performance of our respective duties under the deposit agreement without, in our case, negligence or bad faith or, in the case of the depositary, negligence or willful misconduct. We and the depositary may rely upon advice of counsel or accountants, or upon information provided by persons presenting the underlying preferred stock for deposit, holders of depositary receipts or other persons believed by us in good faith to be competent and on documents believed to be genuine.

Corporate Trust Office of Preferred Stock Depositary

The preferred stock depositary's corporate trust office will be set forth in the applicable prospectus supplement relating to a series of depositary shares. The preferred stock depositary will act as transfer agent and registrar for depositary receipts, and, if shares of a series of preferred stock are redeemable, the preferred stock depositary will act as redemption agent for the corresponding depositary receipts.

Resignation and Removal of Depositary

The depositary may resign at any time by delivering notice to us of its election to resign. We may remove the depositary at any time. Any resignation or removal will take effect upon the appointment of a successor depositary and its acceptance of the appointment. The successor depositary must be appointed within 60 days after delivery of the notice of resignation or removal and must be a bank or trust company having its principal office in the United States and having a combined capital and surplus of at least $50,000,000.

Reports to Holders

We will deliver all required reports and communications to holders of the preferred stock to the preferred stock depositary, and it will forward those reports and communications to the holders of depositary shares. Upon request, the preferred stock depositary will provide for inspection to the holders of depositary shares the transfer books of the depositary and the list of holders of receipts; provided that any requesting holder certifies to the preferred stock depositary that such inspection is for a proper purpose reasonably related to such person's interest as an owner of depositary shares evidenced by the receipts.

DESCRIPTION OF WARRANTS

General

We may issue warrants to purchase common stock (which we refer to as common stock warrants), preferred stock (which we refer to as preferred stock warrants), debt securities (which we refer to as debt security warrants) or depositary shares (which we refer to as depositary share warrants). Any of these warrants may be issued independently or together with any other securities offered by this prospectus and may be attached to or separate from those securities.

While the terms we have summarized below will generally apply to any future warrants we may offer under this prospectus, we will describe the particular terms of any warrants that we may offer in more detail in the applicable prospectus supplement. The terms of any warrants we offer under a prospectus supplement may differ from the terms we describe below.

We may issue the warrants under a warrant agreement, which we will enter into with a warrant agent to be selected by us. Each warrant agent will act solely as our agent under the applicable warrant agreement and will not assume any obligation or relationship of agency or trust with any holder of any warrant. A single bank or trust company may act as warrant agent for more than one issue of warrants. A warrant agent will have no duty or responsibility in case of any default by us under the applicable warrant agreement or warrant, including any duty or responsibility to initiate any proceedings at law or otherwise, or to make any demand upon us. Any holder of a warrant may, without the consent of the related warrant agent or the holder of any other warrant, enforce by appropriate legal action its right to exercise, and receive the securities purchasable upon exercise of, its warrants.

We will incorporate by reference into the registration statement of which this prospectus is a part the form of warrant agreement, including a form of warrant certificate, that describes the terms of the series of warrants we are offering before the issuance of the related series of warrants. The following summaries of material provisions of the warrants and the warrant agreements are subject to, and qualified in their entirety by reference to, all the provisions of the warrant agreement applicable to a particular series of warrants. We urge you to read the applicable prospectus supplements related to the warrants that we sell under this prospectus, as well as the complete warrant agreements that contain the terms of the warrants.

We will set forth in the applicable prospectus supplement the terms of the warrants in respect of which this prospectus is being delivered, including, when applicable, the following:

- the title of the warrants;

- the aggregate number of the warrants;

- the price or prices at which the warrants will be issued;

- the designation, number and terms of the securities purchasable upon exercise of the warrants;

- the designation and terms of the other securities, if any, with which the warrants are issued and the number of warrants issued with each such security;

- the date, if any, on and after which the warrants and the related underlying securities will be separately transferable;

- the price at which each underlying security purchasable upon exercise of the warrants may be purchased;

- the date on which the right to exercise the warrants will commence and the date on which such right will expire;

- the minimum amount of the warrants that may be exercised at any one time;

- any information with respect to book-entry procedures;

- the effect of any merger, consolidation, sale or other disposition of our business on the warrant agreement and the warrants;

- any other terms of the warrants, including terms, procedures and limitations relating to the transferability, exchange and exercise of such warrants;

- the terms of any rights to redeem or call, or accelerate the expiration of, the warrants;

- the date on which the right to exercise the warrants begins and the date on which that right expires;

- the U.S. federal income tax consequences of holding or exercising the warrants; and

- any other specific terms, preferences, rights or limitations of or restrictions on, the warrants.

Unless specified in an applicable prospectus supplement, common stock warrants, preferred stock warrants, debt security warrants or depositary share warrants will be in registered form only.

A holder of warrant certificates may exchange them for new certificates of different denominations, present them for registration of transfer and exercise them at the corporate trust office of the warrant agent or any other office indicated in the applicable prospectus supplement. Until any common stock warrants, preferred stock warrants, debt security warrants or depositary share warrants are exercised, holders of the warrants will not have any rights of holders of the underlying common stock, preferred stock, debt securities or depositary shares, except to the extent set forth under the heading "Warrant Adjustments" below.

Exercise of Warrants

Each warrant will entitle the holder to purchase for cash shares of common stock, preferred stock, debt securities or depositary shares at the applicable exercise price set forth in, or determined as described in, the applicable prospectus supplement. Warrants may be exercised at any time up to the close of business on the expiration date set forth in the applicable prospectus supplement. After the close of business on the expiration date, unexercised warrants will become void.

Warrants may be exercised by delivering to the corporation trust office of the warrant agent or any other officer indicated in the applicable prospectus supplement (a) the warrant certificate properly completed and duly executed and (b) payment of the amount due upon exercise. As soon as practicable following exercise, we will forward the shares of common stock, preferred stock, debt securities or depositary shares as applicable. If less than all of the warrants represented by a warrant certificate are exercised, a new warrant certificate will be issued for the remaining warrants. If we so indicate in the applicable prospectus supplement, holders of the warrants may surrender securities as all or a part of the exercise price for the warrants.

Amendments and Supplements to the Warrant Agreements

We may amend or supplement a warrant agreement without the consent of the holders of the applicable warrants to cure ambiguities in the warrant agreement, to cure or correct a defective provision in the warrant agreement or to provide for other matters under the warrant agreement that we and the warrant agent deem necessary or desirable, so long as, in each case, such amendments or supplements do not materially adversely affect the interests of the holders of the warrants.

Warrant Adjustments

Unless the applicable prospectus supplement states otherwise, the exercise price of, and the number of securities covered by, a common stock warrant, preferred stock warrant, debt security warrant or depositary share warrant will be adjusted proportionately if we subdivide or combine our common stock, preferred stock or depositary shares, as applicable. In addition, unless the prospectus supplement states otherwise, if we, without payment:

- issue capital stock or other securities convertible into or exchangeable for common stock or preferred stock, or any rights to subscribe for, purchase or otherwise acquire any of the foregoing, as a dividend or distribution to holders of our common stock or preferred stock;

- pay any cash to holders of our common stock or preferred stock other than a cash dividend paid out of our current or retained earnings or other than in accordance with the terms of the preferred stock;

- issue any evidence of our indebtedness or rights to subscribe for or purchase our indebtedness to holders of our common stock or preferred stock; or

- issue common stock or preferred stock or additional stock or other securities or property to holders of our common stock or preferred stock by way of a spin-off, split-up, reclassification, combination of shares or similar corporate rearrangement,

then the holders of common stock warrants, preferred stock warrants, debt security warrants and depositary share warrants, as applicable, will be entitled to receive upon exercise of the warrants, in addition to the securities otherwise receivable upon exercise of the warrants and without paying any additional consideration, the amount of stock and other securities and property such holders would have been entitled to receive had they held the common stock, preferred stock, debt securities or depositary shares, as applicable, issuable under the warrants on the dates on which holders of those securities received or became entitled to receive such additional stock and other securities and property.

Except as stated above, the exercise price and number of securities covered by a common stock warrant, preferred stock warrant, debt security warrant and depositary share warrant, and the amounts of other securities or property to be received, if any, upon exercise of those warrants, will not be adjusted or provided for if we issue those securities or any securities convertible into or exchangeable for those securities, or securities carrying the right to purchase those securities or securities convertible into or exchangeable for those securities.

Holders of common stock warrants, preferred stock warrants, debt security warrants and depositary share warrants may have additional rights under the following circumstances:

- certain reclassifications, capital reorganizations or changes of the common stock, preferred stock or depositary shares, as applicable;

- certain share exchanges, mergers or similar transactions involving us and which result in changes of the common stock, preferred stock or depositary shares, as applicable; or

- certain sales or dispositions to another entity of all or substantially all of our property and assets.

If one of the above transactions occurs and holders of our common stock, preferred stock, debt securities or depositary shares are entitled to receive stock, securities or other property with respect to or in exchange for their securities, the holders of the common stock warrants, preferred stock warrants, debt security warrants and depositary share warrants then outstanding, as applicable, will be entitled to receive upon exercise of their warrants the kind and amount of shares of stock and other securities or property that they would have received upon the applicable transaction if they had exercised their warrants immediately before the transaction.

DESCRIPTION OF PURCHASE CONTRACTS

We may issue purchase contracts, including contracts obligating holders to purchase from us, and for us to sell to holders, a specific or varying number of debt securities, shares of common stock or preferred stock, depositary shares, warrants or any combination of the above, at a future date or dates. Alternatively, the purchase contracts may obligate us to purchase from holders, and obligate holders to sell to us, a specific or varying number of debt securities, shares of common stock or preferred stock, depositary shares, warrants or any combination of the above. The price of the securities subject to the purchase contracts may be fixed at the time the purchase contracts are issued or may be determined by reference to a specific formula described in the purchase contracts. We may issue purchase contracts separately or as a part of units each consisting of a purchase contract and one or more of the other securities described in this prospectus or securities of third parties, including U.S. Treasury securities, securing the holder's obligations under the purchase contract. If we issue a purchase contract as part of a unit, the applicable prospectus supplement will state whether the purchase contract will be separable from the other securities in the unit before the purchase contract settlement date. The purchase contracts may require us to make periodic payments to holders or vice versa and the payments may be unsecured or pre-funded on some basis. The purchase contracts may require holders to secure the holder's obligations in a manner specified in the applicable prospectus supplement, and in certain circumstances we may deliver newly issued prepaid purchase contracts, often known as prepaid securities, upon release to a holder of any collateral securing such holder's obligations under the original purchase contract.

The applicable prospectus supplement will describe the terms of any purchase contracts in respect of which this prospectus is being delivered, including, to the extent applicable, the following:

- whether the purchase contracts obligate the holder or us to purchase or sell, or both purchase and sell, the securities subject to purchase under the purchase contract, and the nature and amount of each of those securities or the method of determining those amounts;

- whether the purchase contracts are to be prepaid or not;

- whether the purchase contracts will be issued as part of a unit and, if so, the other securities comprising the unit;

- whether the purchase contracts are to be settled by delivery, or by reference or linkage to the value, performance or level of the securities subject to purchase under the purchase contract;

- any acceleration, cancellation, termination or other provisions relating to the settlement of the purchase contracts; and

- whether the purchase contracts will be issued in fully registered or global form.

Material U.S. federal income tax consideration applicable to the stock purchase contracts and the stock purchase units will also be discussed in the applicable prospectus supplement.

DESCRIPTION OF UNITS

The following description, together with the additional information we include in any applicable prospectus supplement, summarizes the material terms and provisions of the units that we may offer under this prospectus. Units may be offered independently or together with common stock, preferred stock, debt securities, depositary shares and warrants offered by any prospectus supplement, and may be attached to or separate from those securities. While the terms we have summarized below will generally apply to any future units that we may offer under this prospectus, we will describe the particular terms of any series of units that we may offer in more detail in the applicable prospectus supplement. The terms of any units offered under a prospectus supplement may differ from the terms described below.

We will incorporate by reference into the registration statement of which this prospectus is a part the form of unit agreement, including a form of unit certificate, if any, that describes the terms of the series of units we are offering before the issuance of the related series of units. The following summaries of material provisions of the units and the unit agreements are subject to, and qualified in their entirety by reference to, all the provisions of the unit agreement applicable to a particular series of units. We urge you to read the applicable prospectus supplements related to the units that we sell under this prospectus, as well as the complete unit agreements that contain the terms of the units.

General

We may issue units consisting of common stock, preferred stock, debt securities, depositary shares and/or warrants in any combination. Each unit will be issued so that the holder of the unit is also the holder of each security included in the unit. Thus, the holder of a unit will have the rights and obligations of a holder of each included security. The unit agreement under which a unit is issued may provide that the securities included in the unit may not be held or transferred separately, at any time or at any time before a specified date.

We will describe in the applicable prospectus supplement the terms of the series of units, including the following:

- the designation and terms of the units and of the securities comprising the units, including whether and under what circumstances those securities may be held or transferred separately;

- any provisions of the governing unit agreement that differ from those described below; and

- any provisions for the issuance, payment, settlement, transfer or exchange of the units or of the securities comprising the units.

The provisions described in this section, as well as those described under "DESCRIPTION OF COMMON STOCK," "DESCRIPTION OF PREFERRED STOCK," "DESCRIPTION OF DEBT SECURITIES," "DESCRIPTION OF DEPOSITORY SHARES" and "DESCRIPTION OF WARRANTS" will apply to each unit and to any common stock, preferred stock, debt security, depositary share or warrant included in each unit, respectively.

Issuance in Series

We may issue units in such amounts and in such numerous distinct series as we determine.

Enforceability of Rights by Holders of Units

Each unit agent will act solely as our agent under the applicable unit agreement and will not assume any obligation or relationship of agency or trust with any holder of any unit. A single bank or trust company may act as unit agent for more than one series of units. A unit agent will have no duty or responsibility in case of any default by us under the applicable unit agreement or unit, including any duty or responsibility to initiate any proceedings at law or otherwise, or to make any demand upon us. Any holder of a unit may, without the consent of the related unit agent or the holder of any other unit, enforce by appropriate legal action its rights as holder under any security included in the unit.

Title

We, the unit agent and any of their agents may treat the registered holder of any unit certificate as an absolute owner of the units evidenced by that certificate for any purposes and as the person entitled to exercise the rights attaching to the units so requested, despite any notice to the contrary.

LEGAL OWNERSHIP OF SECURITIES

We can issue securities in registered form or in the form of one or more global securities. We refer to those persons who have securities registered in their own names on the books that we or any applicable trustee, depositary, or warrant agent maintain for this purpose as the "holders" of those securities. These persons are the legal holders of the securities. We refer to those persons who, indirectly through others, own beneficial interests in securities that are not registered in their own names as "indirect holders" of those securities. As we discuss below, indirect holders are not legal holders, and investors in securities issued in book-entry form or in street name will be indirect holders.

See also the section entitled "DESCRIPTION OF DEBT SECURITIES — Form, Transfer and Exchange" above for additional discussion of book entry and certificated form of ownership as such forms of ownership impact the rights and obligations of purchasers of debt securities to be issued under this prospectus.

Book-Entry Holders

We may issue securities in whole or in part in book-entry form, as we will specify in the applicable prospectus supplement. Book-entry form means securities may be represented by one or more global securities registered in the name of a financial institution that holds them as depositary on behalf of other financial institutions that participate in the depositary's book-entry system. These participating institutions, which are referred to as participants, in turn, hold beneficial interests in the securities on behalf of themselves or their customers. Upon the issuance of a global security, the depositary will credit, on its book-entry registration and transfer system, the participants' accounts with the respective principal amounts of the book-entry securities represented by the global security beneficially owned by such participants. The accounts to be credited will be designated by any dealers, underwriters or agents participating in the distribution of the book-entry securities. Ownership of book-entry securities will be shown on, and the transfer of the ownership interests will be effected only through, records maintained by the depositary for the related global security (with respect to interests of participants) and on the records of participants (with respect to interests of persons holding through participants). The laws of some states may require that certain purchasers of securities take physical delivery of such securities in definitive form. These laws may impair the ability to own, transfer or pledge beneficial interests in book-entry securities.

Only the person in whose name a security is registered is recognized as the holder of that security. Securities issued in global form will be registered in the name of the depositary or its participants. Consequently, for securities issued in global form, we will recognize only the depositary as the holder of the securities, and we will make all payments on the securities to the depositary. The depositary passes along the payments it receives to its participants, which in turn pass the payments along to their customers who are the beneficial owners. The depositary and its participants do so under agreements they have made with one another or with their customers; they are not obligated to do so under the terms of the securities.

As a result, investors in a book-entry security will not own securities directly. Instead, they will own beneficial interests in a global security, through a bank, broker or other financial institution that participates in the depositary's book-entry system or holds an interest through a participant. As long as the securities are issued in global form, investors will be indirect holders, not holders, of the securities.

Street Name Holders

We may terminate a global security or issue securities in non-global form. In these cases, investors may choose to hold their securities in their own names or in "street name." Securities held by an investor in street name would be registered in the name of a bank, broker or other financial institution that the investor chooses, and the investor would hold only a beneficial interest in those securities through an account he, she or it maintains at that institution.

For securities held in street name, we will recognize only the intermediary banks, brokers and other financial institutions in whose names the securities are registered as the holders of those securities, and we will make all payments on those securities to them. These institutions pass along the payments they receive to their customers who are the beneficial owners, but only because they agree to do so in their customer agreements or because they are legally required to do so. Investors who hold securities in street name will be indirect holders, not holders, of those securities.

Legal Holders

Our obligations, as well as the obligations of any applicable trustee and of any third parties employed by us or a trustee, run only to the legal holders of the securities. We do not have obligations to investors who hold beneficial interests in global securities, in street name or by any other indirect means. This will be the case whether an investor chooses to be an indirect holder of a security or has no choice because we are issuing the securities only in global form.

For example, once we make a payment or give a notice to the holder, we have no further responsibility for the payment or notice even if that holder is required, under agreements with depositary participants or customers or by law, to pass it along to the indirect holders but does not do so. Whether and how the holders contact the indirect holders is up to the holders.

Special Considerations For Indirect Holders

If you hold securities through a bank, broker or other financial institution, either in book-entry form or in street name, you should check with your own institution to determine the following:

- how it handles securities payments and notices;

- whether it imposes fees or charges;

- how it would handle a request for the holders' consent, if ever required;

- whether and how you can instruct it to send you securities registered in your own name so you can be a holder, if that is permitted in the future;

- how it would exercise rights under the securities if there were a default or other event triggering the need for holders to act to protect their interests; and

- if the securities are in book-entry form, how the depositary's rules and procedures will affect these matters.

Global Securities

A global security is a security that represents one or any other number of individual securities held by a depositary. Generally, all securities represented by the same global securities will have the same terms. Each security issued in book-entry form will be represented by a global security that we deposit with and register in the name of a financial institution or its nominee that we select. The financial institution that we select for this purpose is called the depositary. Unless we specify otherwise in the applicable prospectus supplement, DTC will be the depositary for all securities issued in book-entry form.

A global security may not be transferred to or registered in the name of anyone other than the depositary, its nominee or a successor depositary, unless special termination situations arise. We describe those situations below under "Special Situations When a Global Security Will Be Terminated." As a result of these arrangements, the depositary, or its nominee, will be the sole registered owner and holder of all securities represented by a global security, and investors will be permitted to own only beneficial interests in a global security. Beneficial interests must be held by means of an account with a broker, bank or other financial institution that in turn has an account with the depositary or with another institution that does. Thus, an investor whose security is represented by a global security will not be a holder of the security, but only an indirect holder of a beneficial interest in the global security.

If the prospectus supplement for a particular security indicates that the security will be issued in global form only, then the security will be represented by a global security at all times unless and until the global security is terminated. If termination occurs, we may issue the securities through another book-entry clearing system or decide that the securities may no longer be held through any book-entry clearing system.

We may, at any time and in our sole discretion, determine not to have any of the book-entry securities of any series represented by one or more global securities and, in that event, we will issue certificated securities in exchange for the global securities of that series.

Special Considerations For Global Securities

The rights of an indirect holder relating to a global security will be governed by the account rules of the investor's financial institution and of the depositary, as well as general laws relating to securities transfers. We do not recognize an indirect holder as a holder of securities and instead deal only with the depositary that holds the global security.

If securities are issued only in the form of a global security, an investor should be aware of the following:

- an investor cannot cause the securities to be registered in his, her or its name, and cannot obtain non-global certificates for his, her or its interest in the securities, except in the special situations we describe below;

- an investor will be an indirect holder and must look to his, her or its own bank or broker for payments on the securities and protection of his, her or its legal rights relating to the securities, as we describe above;

- an investor may not be able to sell interests in the securities to some insurance companies and to other institutions that are required by law to own their securities in non-book-entry form;

- an investor may not be able to pledge his, her or its interest in a global security in circumstances where certificates representing the securities must be delivered to the lender or other beneficiary of the pledge in order for the pledge to be effective;

- the depositary's policies, which may change from time to time, will govern payments, transfers, exchanges and other matters relating to an investor's interest in a global security;

- we and any applicable trustee have no responsibility for any aspect of the depositary's actions or for its records of ownership interests in a global security, nor do we or any applicable trustee supervise the depositary in any way;

- the depositary may, and we understand that DTC will, require that those who purchase and sell interests in a global security within its book-entry system use immediately available funds, and your broker or bank may require you to do so as well; and

- financial institutions that participate in the depositary's book-entry system, and through which an investor holds its interest in a global security, may also have their own policies affecting payments, notices and other matters relating to the securities.

There may be more than one financial intermediary in the chain of ownership for an investor. We do not monitor and are not responsible for the actions of any of those intermediaries.

Special Situations When a Global Security Will Be Terminated

In a few special situations described below, the global security will terminate and interests in it will be exchanged for physical certificates representing those interests. After that exchange, the choice of whether to hold securities directly or in street name will be up to the investor. Investors must consult their own banks or brokers to find out how to have their interests in securities transferred to their own name, so that they will be direct holders. We have described the rights of holders and street name investors above.

Unless we provide otherwise in the applicable prospectus supplement, the global security will terminate when the following special situations occur:

- if the depositary notifies us that it is unwilling, unable or no longer qualified under the Exchange Act to continue as depositary for that global security and we do not appoint another institution to act as depositary within 90 days;

- if we notify any applicable trustee that we wish to terminate that global security; or

- if an event of default has occurred with regard to securities represented by that global security and has not been cured or waived.

The prospectus supplement may also list additional situations for terminating a global security that would apply only to the particular types and series of securities covered by the applicable prospectus supplement. When a global security terminates, the depositary, and not we or any applicable trustee, is responsible for deciding the names of the institutions that will be the initial direct holders.

CERTAIN PROVISIONS OF IOWA LAW AND
THE CORPORATION'S ARTICLES OF INCORPORATION AND BY-LAWS

The following paragraphs summarize certain provisions of Iowa law and our articles of incorporation and by-laws, as amended. The summary does not purport to be complete and is subject to and qualified in its entirety by reference to Iowa law and to our articles of incorporation and by-laws, copies of which are on file with the SEC as exhibits to reports previously filed by us. See "WHERE YOU CAN FIND MORE INFORMATION" above.

General

Certain provisions of our articles of incorporation and by-laws, as amended, and Iowa law could make our acquisition by a third party, a change in our incumbent management or a similar change in control more difficult, including:

- an acquisition of us by means of a tender or exchange offer;

- an acquisition of us by means of a proxy contest or otherwise; or

- the removal of a majority or all of our incumbent officers and directors.

These provisions, which are summarized below, are likely to discourage certain types of coercive takeover practices and inadequate takeover bids. These provisions are also designed to encourage persons seeking to acquire control of us to first negotiate with our board of directors. We believe that these provisions help to protect our potential ability to negotiate with the proponent of an unfriendly or unsolicited proposal to acquire or restructure us, and that this benefit outweighs the potential disadvantages of discouraging such a proposal because our ability to negotiate with the proponent could result in an improvement of the terms of the proposal. The existence of these provisions which are described below could limit the price that investors might otherwise pay in the future for our securities. This description is intended as a summary only and is qualified in its entirety by reference to our articles of incorporation and by-laws, as well as Iowa law.

Articles of Incorporation, By-laws and Iowa Law

Authorized But Unissued Capital Stock

We have shares of common stock and preferred stock available for future issuance without shareholder approval, subject to any limitations imposed by the listing standards of the NYSE. We may utilize these additional shares for a variety of corporate purposes, including for future public offerings to raise additional capital or facilitate corporate acquisitions or for payment as a dividend on our capital stock. The existence of unissued and unreserved common stock and preferred stock may enable our board of directors to issue shares to persons friendly to current management or to issue preferred stock with terms that could have the effect of making it more difficult for a third party to acquire, or could discourage a third party from seeking to acquire, a controlling interest in the Corporation by means of a merger, tender offer, proxy contest or otherwise. In addition, if we issue preferred stock, the issuance could adversely affect the likelihood that such holders will receive dividend payments and payments upon liquidation.

Blank Check Preferred Stock

Our board of directors, without shareholder approval, has the authority under our articles of incorporation, as amended, to issue preferred stock with rights superior to the rights of the holders of common stock. As a result, preferred stock could be issued quickly and easily, could impair the rights of holders of common stock and could be issued with terms calculated to delay or prevent a change in control or make removal of management more difficult.

Number of Directors; Removal; Filling Vacancies

Our articles of incorporation, as amended, provide that the number of directors shall be fixed by the by-laws, as amended, which our board of directors can amend without shareholder approval. Our by-laws default to Iowa law with respect to the removal of directors. Iowa law provides that directors may be removed with or without cause where the votes cast by shareholders favoring the action exceed the votes cast by shareholders opposing the action at a shareholder's meeting at which a quorum is present where one of the purposes of the meeting is to remove one or more directors. A director cannot be removed by written consent of shareholders unless written consents are obtained from the holders of all the outstanding shares entitled to vote on the removal of the director. Our by-laws provide that vacancies on our board of directors may be filled by a majority vote of the remaining directors, even though less than a quorum. Iowa law also provides that shareholders may fill any vacancy on our board of directors.

Shareholder Action

Iowa law provides that shareholders may act outside of a meeting if one or more written consents describing the action taken are signed by the holders of outstanding shares having not less than ninety percent (90%) of the votes entitled to be cast at a meeting at which all shares entitled to vote on the action were present and voted.

Shareholder Meetings

Our by-laws, as amended, provide that shareholders can only call a special meeting with the approval of holders of not less than fifty percent (50%) of all votes entitled to be cast on any issue proposed to be considered at the proposed special meeting. Our by-laws also provide that the business of special meetings of shareholders shall be confined to the purposes stated in the notice of the meeting. These provisions may discourage another person or entity from making a tender offer, unless it acquired a majority of our outstanding voting stock, because the person or entity could only take action at a duly called shareholders' meeting relating to the business specified in the notice of meeting and not by written consent.

Requirements for Advance Notification of Shareholder Nominations and Proposals

Our by-laws, as amended, provide that a shareholder seeking to bring business before an annual meeting of shareholders, or to nominate candidates for election as directors at an annual meeting of shareholders, must provide timely notice of this intention in writing. To be timely, a shareholder must deliver the notice in writing to our

Corporate Secretary at our principal executive offices not less than 60 and nor more than 90 days prior to the first anniversary of the preceding year's annual meeting, subject to certain exceptions. Our by-laws also specify requirements as to the form and content of the shareholder's notice. These provisions could delay shareholder actions that are favored by the holders of a majority of our outstanding shares until the next shareholders' meeting.

Classified Board of Directors

Our board of directors is divided into three classes, as nearly equal in number as is reasonably possible, serving staggered terms. One class of directors is elected at each annual meeting to serve a term of three years. Amendments to the staggered board provisions require that the votes cast by shareholders favoring the action exceed the votes cast by shareholders opposing the action at a shareholders' meeting at which a quorum is present. The effect of a classified board of directors may be to make it more difficult to acquire control of the Corporation.

Iowa Business Combination Statute

We are subject to the provisions of Section 490.1110 of the Iowa Business Corporation Act (the "Business Combination Statute"). Under the Business Combination Statute, certain "business combinations" between an Iowa corporation whose stock is publicly traded or held by more than 2,000 shareholders and an "interested shareholder" are prohibited for a three-year period following the date that such a shareholder became an interested shareholder, unless: (i) prior to the time the shareholder became an interested shareholder, the board of directors of the corporation approved either the business combination or the transaction which resulted in the shareholder becoming an interested shareholder; (ii) at or subsequent to the time the shareholder became an interested shareholder, the business combination is approved by the board of directors and authorized at an annual or special meeting of shareholders (such approval shall not be by written consent) by the affirmative vote of at least sixty-six and two-thirds percent ($66^{2/3}\%$) of the outstanding voting stock which is not owned by the interested shareholder; or (iii) upon consummation of the transaction that made it an interested shareholder, the interested shareholder owned at least 85% of the voting stock of the corporation outstanding at the commencement of the transaction (excluding voting stock owned by directors who are also officers or held in employee benefit plans in which the employees do not have a confidential right to tender or vote stock held by the plan). The three-year prohibition also does not apply to certain business combinations proposed by an interested shareholder following the announcement or notification of certain extraordinary transactions involving the corporation and a person who had not been an interested shareholder during the previous three years. The term "business combination" is defined generally to include mergers or consolidations between an Iowa corporation and an "interested shareholder," transactions with an "interested shareholder" involving the assets or stock of the corporation or its majority-owned subsidiaries and transactions which increase an interested shareholder's percentage ownership of stock. The term "interested shareholder" is defined generally as a shareholder who, together with affiliates and associates, owns (or, within three years prior, did own) 10% or more of an Iowa corporation's voting stock.

Limitation of Liability and Indemnification

Iowa law authorizes an Iowa corporation to limit the personal liability of directors to the corporation or its shareholders for money damages for certain actions or failures to act in their capacity as a director and to indemnify a director or officer against certain liabilities. We believe that such provisions, together with provisions limiting the personal liability of officers to the Corporation or its shareholders, are beneficial in attracting and retaining qualified directors and officers. Accordingly, our articles of incorporation, as amended, provide that no director shall be personally liable to the Corporation or any shareholder for money damages for any action, or failure to take action, except for:

- the amount of financial benefit received by a director to which the director is not entitled;

- an intentional infliction of harm on the Corporation or its shareholders;

- a violation of Section 490.833 (Liability for unlawful distribution) of the Iowa Business Corporation Act; or

- an intentional violation of criminal law.

In addition, our by-laws, as amended, provide that:

- no officer shall be liable as an officer to the Corporation or its shareholders for any decision to take or not to take action, or any failure to take any action, if the duties of the officer are performed in compliance with the standards of conduct for officers prescribed in Iowa law; and

- we may indemnify a director or officer to the maximum extent permitted by Iowa law.

PLAN OF DISTRIBUTION

We may sell the securities described in this prospectus from time to time in one or more of the following ways:

- to or through underwriters or dealers;

- directly to one or more purchasers;

- through agents; or

- through a combination of any of those methods of sale.

The prospectus supplement with respect to the offered securities will describe the terms of the offering, including the following:

- the name or names of any underwriters or agents;

- any public offering price;

- the proceeds from such sale;

- any underwriting discounts or agency fees and other items constituting underwriters' or agents' compensation;

- any over-allotment options under which underwriters may purchase additional securities from us;

- any discounts or concessions allowed or reallowed or paid to dealers; and

- any securities exchanges on which the securities may be listed.

We may distribute the securities from time to time in one or more of the following ways:

- at a fixed public offering price or prices, which may be changed;

- at prices relating to prevailing market prices at the time of sale;

- at varying prices determined at the time of sale; or

- at negotiated prices.

Unless otherwise indicated in the applicable prospectus supplement, if we use underwriters for a sale of securities, the underwriters will acquire the securities for their own account. The underwriters may resell the securities in one or more transactions, including negotiated transactions, at a fixed public offering price, or at varying prices determined at the time of sale. The obligations of the underwriters to purchase the securities will be subject to the conditions set forth in the applicable underwriting agreement. Unless otherwise indicated in a prospectus supplement, the underwriters will be obligated to purchase all the securities of the series offered if they purchase any of the securities of that series. We may change from time to time any initial public offering price and any discounts or concessions the underwriters allow or reallow or pay to dealers. We may use underwriters with whom we have a material relationship. We will describe in the prospectus supplement naming the underwriter the nature of any such relationship. We may designate agents who agree to use their reasonable efforts to solicit purchases for the period of their appointment or to sell securities on a continuing basis. We may also sell securities directly to one or more purchasers without using underwriters or agents.

Underwriters, dealers or agents may receive compensation in the form of discounts, concessions or commissions from us or from purchasers of the securities as their agents in connection with the sale of the securities. These underwriters, dealers or agents may be considered to be underwriters under the Securities Act. As a result, discounts, commissions or profits on resale received by underwriters, dealers or agents may be treated as underwriting discounts and commissions. Each prospectus supplement will identify any underwriter, dealer or agent and describe any compensation received by them from us. Any initial public offering price and any discounts or concessions allowed or reallowed or paid to dealers may be changed from time to time.

Unless otherwise specified in the applicable prospectus supplement, each class or series of securities will be a new issue with no established trading market, other than our common stock, which is listed on the NYSE. We may elect to list any other class or series of securities on any exchange, but we are not obligated to do so. It is possible that one or more underwriters may make a market in a class or series of securities, but the underwriters will not be obligated to do so and may discontinue any market making at any time without notice. We cannot give any assurance as to the liquidity of the trading market for any of the securities.

In connection with any offering, the underwriters may engage in stabilizing transactions, over-allotment transactions, syndicate covering transactions and penalty bids in accordance with Regulation M under the Exchange Act.

- Stabilizing transactions permit bids to purchase the underlying security so long as the stabilizing bids do not exceed a specified maximum.

- Over-allotment involves sales by the underwriters of shares of our common stock in excess of the number of shares the underwriters are obligated to purchase, which creates a syndicate short position. The short position may be either a covered short position or a naked short position. In a covered short position, the number of shares of our common stock over-allotted by the underwriters is not greater than the number of shares that they may purchase in the over-allotment option. In a naked short position, the number of shares of our common stock involved is greater than the number of shares in the over-allotment option. The underwriters may close out any covered short position by either exercising their over-allotment option or purchasing shares of our common stock in the open market.

- Syndicate covering transactions involve purchases of our common stock in the open market after the distribution has been completed in order to cover syndicate short positions. In determining the source of shares to close out the short position, the underwriters will consider, among other things, the price of shares of our common stock available for purchase in the open market as compared to the price at which they may purchase shares through the over-allotment option so that if there is a naked short position, the position can only be closed out by buying shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there could be downward pressure on the price of the shares of our common stock in the open market after the pricing of any offering that could adversely affect investors who purchase in that offering.

- Penalty bids permit the representatives of the underwriters to reclaim a selling concession from a syndicate member when the common stock originally sold by the syndicate member is purchased in a stabilizing or syndicate covering transaction to cover syndicate short positions.

These stabilizing transactions, syndicate covering transactions and penalty bids may have the effect of raising or maintaining the market price of our common stock or preventing or retarding a decline in the market price of our common stock. As a result, the price of our common stock may be higher than the price that might otherwise exist in the open market. These transactions may be effected on the NYSE or otherwise and, if commenced, may be discontinued at any time.

Underwriters, dealers and agents may be entitled under agreements entered into with us to indemnification against certain civil liabilities, including liabilities under the Securities Act, or to contribution with respect to payments they may be required to make in respect of these liabilities thereof. Underwriters, dealers, agents and their affiliates may be customers of, may engage in transactions with or perform services for us in the ordinary course of business for which they receive compensation.

LEGAL MATTERS

The validity of the securities offered hereby will be passed upon by Squire, Sanders & Dempsey L.L.P. Certain legal matters may be passed upon for any agents or underwriters by counsel for such agents or underwriters identified in the applicable prospectus supplement.

EXPERTS

The financial statements and management's assessment of the effectiveness of internal control over financial reporting (which is included in Management's Report on Internal Control over Financial Reporting) incorporated in this prospectus by reference to our Annual Report on Form 10-K for the year ended January 3, 2009 have been so incorporated in reliance on the reports of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 14. Other Expenses of Issuance and Distribution.

The following table sets forth the estimated fees and expenses, other than underwriting discounts and other fees and expenses associated with offerings of particular securities, in connection with the issuance and distribution of the securities being registered. All of the amounts shown are estimates, except for the SEC registration fee:

Description	Amount to be Paid ($)
SEC Registration Fee	13,950
Accountants' Fees and Expenses	15,000
Legal Fees and Expenses	15,000
Printing and Engraving Expenses	25,000
Miscellaneous Fees	10,000
Total	78,950

Item 15. Indemnification of Directors and Officers.

As permitted by the Iowa Business Corporation Act (the "IBCA"), the Articles of Incorporation of HNI Corporation (the "Articles") provide that no director shall be personally liable to the Corporation or any shareholder for money damages for any action, or failure to take action, except for: (i) the amount of financial benefit received by a director to which the director is not entitled; (ii) an intentional infliction of harm on the Corporation or its shareholders; (iii) a violation of Section 490.833 of the IBCA; or (iv) an intentional violation of criminal law. While the Articles provide protection from awards for monetary damages for breaches of the duty of care, they do not eliminate the director's duty of care. Accordingly, the Articles will not affect the availability of equitable remedies, such as an injunction, based on a director's breach of the duty of care.

In addition, the By-laws of HNI Corporation (the "By-laws") provide that: (i) an officer of the Corporation will not be liable as an officer to the Corporation or its shareholders for any decision to take or not to take action, or any failure to take any action, if the duties of the officer are performed in compliance with the standards of conduct for officers prescribed in the IBCA; and (ii) that the Corporation may indemnify a director or officer of the Corporation who is a party to a proceeding against liability incurred by such director or officer in the proceeding to the maximum extent permitted by and in the manner prescribed by the IBCA, including the advancement of expenses.

The By-laws further provide that the Corporation may enter into indemnification agreements consistent with the IBCA with each director of the Corporation and with such officers of the Corporation as the Board of Directors of the Corporation deems appropriate. The Corporation has entered into agreements with its directors and with certain officers agreeing to indemnify them against certain liabilities to the fullest extent permitted under Iowa law, the Articles and the By-laws. The Corporation also has director and officer liability insurance in the amount of $70,000,000, under which each director and each of certain officers of the Corporation is insured against certain liabilities.

Item 16. Exhibits.

Exhibit	Description
1.1*	Form of Underwriting Agreement
4.1	Articles of Incorporation of HNI Corporation, as amended, incorporated by reference to Exhibit 3(i) to the Corporation's Current Report on From 8-K filed with the SEC on May 8, 2007
4.2	By-laws of HNI Corporation, as amended, incorporated by reference to Exhibit 3(ii) to the Corporation's Current Report on Form 8-K filed with the SEC on November 12, 2008
4.3*	Form of Common Stock Certificate
4.4*	Specimen Certificate of Preferred Stock
4.5*	Form of Warrant Agreement and Certificate
4.6*	Form of Debt Security
4.7	Form of Indenture
4.8*	Form of Depositary Receipt for Depositary Shares
4.9*	Form of Deposit Agreement for Depositary Shares
4.10*	Form of Purchase Contract
4.11*	Form of Unit Agreement and Unit Certificate
5.1	Opinion of counsel regarding legality of shares
12.1*	Statement of Computation of Ratio of Earnings to Fixed Charges
23.1	Consent of counsel (included in Exhibit 5.1 hereto)
23.2	Consent of PricewaterhouseCoopers LLP
24.1	Power of attorney
25.1*	Statement of Eligibility on Form T-1 under the Trust Indenture Act of 1939 of the Trustee under the Indenture
* To be filed by amendment to this registration statement or by a report filed under the Securities Exchange Act of 1934, as amended, and incorporated herein by reference.	

Item 17. Undertakings.

(a)   The undersigned registrant hereby undertakes:

(1)   To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(i)   To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

(ii)   To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in the volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20 percent change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement;

(iii)   To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

Provided, however, that paragraphs (a)(1)(i), (a)(1)(ii) and (a)(1)(iii) of this section do not apply if the registration statement is on Form S-3 or Form F-3 and the information required to be included in a post-effective amendment by those paragraphs is contained in reports filed with or furnished to the Commission by the registrant pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in the registration statement, or is contained in a form of prospectus filed pursuant to Rule 424(b) that is part of the registration statement.

(2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial *bona fide* offering thereof.

(3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(4) That, for the purpose of determining liability under the Securities Act of 1933 to any purchaser:

(i) If the registrant is relying on Rule 430B:

(A) Each prospectus filed by the registrant pursuant to Rule 424(b)(3) shall be deemed to be part of the registration statement as of the date the filed prospectus was deemed part of and included in the registration statement; and

(B) Each prospectus required to be filed pursuant to Rule 424(b)(2), (b)(5), or (b)(7) as part of a registration statement in reliance on Rule 430B relating to an offering made pursuant to Rule 415(a)(1)(i), (vii), or (x) for the purpose of providing the information required by Section 10(a) of the Securities Act of 1933 shall be deemed to be part of and included in the registration statement as of the earlier of the date such form of prospectus is first used after effectiveness or the date of the first contract of sale of securities in the offering described in the prospectus. As provided in Rule 430B, for liability purposes of the issuer and any person that is at that date an underwriter, such date shall be deemed to be a new effective date of the registration statement relating to the securities in the registration statement to which that prospectus relates, and the offering of such securities at that time shall be deemed to be the initial *bona fide* offering thereof. *Provided*, *however*, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such effective date, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such effective date.

(5) That, for the purpose of determining liability of the registrant under the Securities Act of 1933 to any purchaser in the initial distribution of the securities:

The undersigned registrant undertakes that in a primary offering of securities of the undersigned registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:

(i) Any preliminary prospectus or prospectus of the undersigned registrant relating to the offering required to be filed pursuant to Rule 424;

(ii) Any free writing prospectus relating to the offering prepared by or on behalf of the undersigned registrant or used or referred to by the undersigned registrant;

(iii) The portion of any other free writing prospectus relating to the offering containing material information about the undersigned registrant or its securities provided by or on behalf of the undersigned registrant; and

(iv) Any other communication that is an offer in the offering made by the undersigned registrant to the purchaser.

(b) The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant's annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial *bona fide* offering thereof.

(c)   Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

(d)   The undersigned registrant hereby undertakes that:

(1)   For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(2)   For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial *bona fide* offering thereof.

(e)   The undersigned registrant hereby undertakes to file an application for the purpose of determining the eligibility of the trustee to act under subsection (a) of Section 310 of the Trust Indenture Act of 1939 in accordance with the rules and regulations prescribed by the Commission under Section 305(b)(2) of the Act.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Muscatine, State of Iowa, on February 27, 2009.

HNI Corporation

By: /s/ Steven M. Bradford
          Steven M. Bradford
          Vice President, General Counsel
          and Secretary

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the date indicated.

Signature	Title	Date
/s/ Stan A. Askren Stan A. Askren	Chairman, President and Chief Executive Officer (principal executive officer)	February 27, 2009
/s/ Kurt A. Tjaden Kurt A. Tjaden	Vice President and Chief Financial Officer (principal financial officer and principal accounting officer)	February 27, 2009
* Mary H. Bell	Director	February 27, 2009
* Miguel M. Calado	Director	February 27, 2009
* Gary M. Christensen	Director	February 27, 2009
* Cheryl A. Francis	Director	February 27, 2009
* John A. Halbrook	Director	February 27, 2009
* James R. Jenkins	Director	February 27, 2009
* Dennis J. Martin	Director	February 27, 2009
* Larry B. Porcellato	Director	February 27, 2009
* Joseph E. Scalzo	Director	February 27, 2009
* Abbie J. Smith	Director	February 27, 2009
* Brian E. Stern	Lead Director	February 27, 2009
* Ronald V. Waters, III	Director	February 27, 2009

*   Steven M. Bradford, the undersigned attorney-in-fact, by signing his name hereto, does hereby sign and execute this registration statement on behalf of the above indicated directors of the registrant (constituting all of the directors) pursuant to a Power of Attorney filed with this registration statement as Exhibit 24.1.

HNI Corporation

February 27, 2009   By: /s/ Steven M. Bradford
                                                                                    Steven M. Bradford
                                                                                    Vice President, General Counsel
                                                                                    and Secretary

EXHIBIT INDEX

Exhibit	Description
1.1*	Form of Underwriting Agreement
4.1	Articles of Incorporation of HNI Corporation, as amended, incorporated by reference to Exhibit 3(i) to the Corporation's Current Report on From 8-K filed with the SEC on May 8, 2007
4.2	By-laws of HNI Corporation, as amended, incorporated by reference to Exhibit 3(ii) to the Corporation's Current Report on Form 8-K filed with the SEC on November 12, 2008
4.3*	Form of Common Stock Certificate
4.4*	Specimen Certificate of Preferred Stock
4.5*	Form of Warrant Agreement and Certificate
4.6*	Form of Debt Security
4.7	Form of Indenture
4.8*	Form of Depositary Receipt for Depositary Shares
4.9*	Form of Deposit Agreement for Depositary Shares
4.10*	Form of Purchase Contract
4.11*	Form of Unit Agreement and Unit Certificate
5.1	Opinion of counsel regarding legality of shares
12.1*	Statement of Computation of Ratio of Earnings to Fixed Charges
23.1	Consent of counsel (included in Exhibit 5.1 hereto)
23.2	Consent of PricewaterhouseCoopers LLP
24.1	Power of attorney
25.1*	Statement of Eligibility on Form T-1 under the Trust Indenture Act of 1939 of the Trustee under the Indenture
* To be filed by amendment to this registration statement or by a report filed under the Securities Exchange Act of 1934, as amended, and incorporated herein by reference.	

Exhibit 4.7

Form of Indenture

HNI CORPORATION

and

_____

as Trustee

Guaranteed to the extent set forth therein by the Guarantors named herein.

INDENTURE

dated as of

TABLE OF CONTENTS

CROSS-REFERENCE TABLE*

Trust Indenture Act Section	Indenture Section
310(a)(1)	7.10
(a)(2)	7.10
(a)(3)	N/A
(a)(4)	N/A
(a)(5)	7.10
(b)	7.03; 7.08; 7.10
(c)	N/A
311(a)	7.11
(b)	7.11
(c)	N/A
312(a)	2.05
(b)	11.03
(c)	11.03
313(a)	7.06
(b)(1)	N/A
(b)(2)	7.06
(c)	7.06; 11.02
(d)	7.06
314(a)	4.03; 10.02; 11.05
(b)	N/A
(c)(1)	11.04
(c)(2)	11.04
(c)(3)	N/A
(d)	N/A
(e)	11.05
(f)	N/A
315(a)	7.01(b)(ii); 7.02
(b)	7.02; 7.05; 10.02
(c)	7.01(a); 7.02
(d)	7.01(d); 7.02
(e)	6.11
316(a)(last sentence)	2.13(f)
(a)(1)(A)	6.05
(a)(1)(B)	6.04
(a)(2)	N/A
(b)	6.07
(c)	2.12; 9.03
317(a)(1)	6.08
(a)(2)	6.09
(b)	2.04
318(a)	11.01
(b)	N/A
(c)	11.01
N/A means not applicable	
* This Cross-Reference Table is not part of the Indenture.	

INDENTURE dated as of _____ by and among HNI CORPORATION, an Iowa corporation (the "Corporation"), the guarantors listed on Schedule 1 hereto (herein called the "Guarantors"), and _____, as Trustee (the "Trustee").

The Corporation has duly authorized the execution and delivery of this Indenture to provide for the issuance from time to time of its debentures, notes or other evidences of indebtedness to be issued in one or more series (the "Securities"), as herein provided, up to such principal amount as may from time to time be authorized in or pursuant to one or more resolutions of the Corporation's Board of Directors (as defined below) or by supplemental indenture.

Each party agrees as follows for the benefit of the other parties and for the equal and ratable benefit of the Holders (as defined below) of each series of the Securities:

ARTICLE 1
DEFINITIONS AND INCORPORATION
BY REFERENCE

Section 1.01 *Certain Definitions*.

"Affiliate" of any specified Person (as defined below) means any other Person directly or indirectly controlling or controlled by, or under direct or indirect common control with, such specified Person. For purposes of this definition, "control," as used with respect to any Person, shall mean the possession, directly or indirectly, of the power to direct or cause the direction of the management or policies of such Person, whether through the ownership of voting securities, by agreement or otherwise; *provided*, *however*, that beneficial ownership of 10% or more of the voting securities of a Person shall be deemed to be a controlling interest in such Person. For purposes of this definition, the terms "controlling," "controlled by" and "under common control with" have correlative meanings.

"Agent" means any Registrar (as defined below), Paying Agent (as defined below), authenticating agent or co-Registrar.

"Board of Directors" means, with respect to any Person, the board of directors of such Person (or, if such Person is a limited liability company, the board of managers of such Person) or similar governing body or any authorized committee thereof.

"Board Resolution" means a copy of a resolution certified by the Secretary or an Assistant Secretary of the Corporation to have been duly adopted by the Board of Directors or pursuant to authorization by the Board of Directors and to be in full force and effect on the date of such certification (and delivered to the Trustee, if appropriate).

"Business Day" means any day other than a Legal Holiday (as defined below).

"Closing Date" means the date on which the Securities of a particular series were originally issued under this Indenture.

"Commission" means the Securities and Exchange Commission.

"Corporation" means the party named as such above until a successor replaces it pursuant to this Indenture and thereafter means the successor.

"Corporation Order" means a written order signed in the name of the Corporation by two Officers (as defined below), one of whom must be the Corporation's principal executive officer, principal financial officer or principal accounting officer, and delivered to the Trustee.

"Corporation Request" means a written request signed in the name of the Corporation by its Chairman of the Board, its President or any Vice President, and by its Treasurer, an Assistant Treasurer, its Secretary or an Assistant Secretary, and delivered to the Trustee.

"Corporate Trust Office" shall mean the corporate trust office of the Trustee.

"Default" means any event that is, or with the passage of time or the giving of notice or both would be, an Event of Default (as defined below).

"Depositary" means, with respect to the Securities of any series issuable or issued in whole or in part in the form of one or more Global Securities (as defined below), the person designated as Depositary for such series by the Corporation, which Depositary shall be a clearing agency registered under the Exchange Act (as defined below); and if at any time there is more than one such person, "Depositary" as used with respect to the Securities of any series shall mean the Depositary with respect to the Securities of such series.

"Exchange Act" means the Securities Exchange Act of 1934, as amended.

"GAAP" means generally accepted accounting principles set forth in the opinions and pronouncements of the Accounting Principles Board of the American Institute of Certified Public Accountants and statements and pronouncements of the Financial Accounting Standards Board, or in such other statements by such other entity as have been approved by a significant segment of the accounting profession, which are applicable to the circumstances as of the Closing Date.

"Global Security" shall mean a Security issued to evidence all or a part of any series of Securities that is executed by the Corporation and authenticated and delivered by the Trustee to a Depositary or pursuant to such Depositary's instructions, all in accordance with this Indenture and pursuant to Section 2.01, which shall be registered as to principal and interest in the name of such Depositary or its nominee.

"Guarantee" means a guarantee by any Guarantor of an obligation under this Indenture.

"Holder" or "Securityholder" means a Person in whose name a Security is registered in the register of Securities kept by the Registrar.

"Indenture" means this Indenture, as amended or supplemented from time to time.

"Interest" when used with respect to an Original Issue Discount Security (as defined below) that by its terms bears interest only after Maturity (as defined below), means interest payable after Maturity.

"Maturity" when used with respect to any Security, means the date on which the principal of such Security or an installment of principal becomes due and payable as therein or herein provided, whether at Stated Maturity (as defined below) or by declaration of acceleration, call for redemption or otherwise.

"Officer" means, with respect to any Person, the Chairman of the Board, the Chief Executive Officer, the President, the Chief Operating Officer, the Chief Financial Officer, any Vice-President, the Treasurer, the Controller, the Secretary, any Assistant Treasurer or any Assistant Secretary of such Person.

"Officers' Certificate" means a certificate signed by two or more Officers, one of whom must be the principal executive officer, principal financial officer or principal accounting officer of the Corporation, that meets the requirements of Section 11.05 hereof.

"Opinion of Counsel" means an opinion from legal counsel who is reasonably acceptable to the Trustee that meets the requirements of Section 11.05 hereof. The counsel may be an employee of or counsel to the Corporation or the Trustee.

"Original Issue Discount Security" means any Security which provides that an amount less than its principal amount is due and payable upon acceleration after an Event of Default.

"Person" means any individual, corporation, partnership, joint venture, association, limited liability company, joint stock company, trust, unincorporated organization or government or other entity.

"principal" of a Security means the principal amount due on the Stated Maturity of the Security plus the premium, if any, on the Security.

"Securities" means the Securities authenticated and delivered under this Indenture.

"Securities Act" means the Securities Act of 1933, as amended.

"Stated Maturity" when used with respect to any Security or any installment of interest thereon, means the date specified in such Security as the fixed date on which the principal of such Security or such installment of interest is due and payable.

"Subsidiary" means, with respect to any specified Person: (i) any corporation, association or other business entity of which more than 50% of the total voting power of shares of capital stock entitled (without regard to the occurrence of any contingency) to vote in the election of directors, managers or trustees of the corporation, association or other business entity is at the time owned or controlled, directly or indirectly, by that Person or one or more of the other Subsidiaries of that Person (or a combination thereof); and (ii) any partnership (a) the sole general partner or the managing general partner of which is such Person or a Subsidiary of such Person, or (b) the only general partners of which are that Person or one or more Subsidiaries of that Person (or any combination thereof).

"TIA" means the Trust Indenture Act of 1939 (15 U.S.C. §§77aaa-77bbbb) as in effect on the date on which this Indenture is qualified under the TIA; *provided*, *however*, that in the event the TIA is amended after such date, "TIA" means, to the extent required by such amendment, the Trust Indenture Act, as amended.

"Trust Officer" when used with respect to the Trustee, means any officer with direct responsibility for the administration of this Indenture and also means, with respect to a particular corporate trust matter, any other officer to whom such matter is referred because of his knowledge of and familiarity with the particular subject.

"Trustee" means the party named as such above until a successor becomes such pursuant to this Indenture and thereafter means or includes each party who is then a trustee hereunder, and if at any time there is more than one such party, "Trustee" as used with respect to the Securities of any series means the Trustee with respect to Securities of that series. If Trustees with respect to different series of Securities are trustees under this Indenture, nothing herein shall constitute the Trustees co-trustees of the same trust, and each Trustee shall be the trustee of a trust separate and apart from any trust administered by any other Trustee with respect to a different series of Securities.

"U.S. Government Obligations" means securities that are (i) direct obligations of the United States of America for the payment of which its full faith and credit is pledged or (ii) obligations of a person controlled or supervised by and acting as an agency or instrumentality of the United States of America, the payment of which is unconditionally guaranteed as a full faith and credit obligation by the United States of America that is not callable or redeemable at the option of the issuer thereof, and shall also include a depository receipt issued by a bank or trust company as custodian with respect to any such U.S. Government Obligation or a specific payment of interest on or principal of any such U.S. Government Obligation held by such custodian for the account of the holder of a depository receipt, provided that (except as required by law) such custodian is not authorized to make any deduction from the amount payable to the holder of such depository receipt from any amount received by the custodian in respect of the U.S. Government Obligation evidenced by such depository receipt.

Section 1.02 *Other Definitions*.

Term	Defined in Section
"Bankruptcy Law"	6.01
"Custodian"	6.01
"Event of Default"	6.01
"foreign government obligations"	8.01
"Legal Holiday"	11.07
"Paying Agent"	2.03
"Place of Payment"	2.01
"redemption price"	3.03
"Registrar"	2.03

Section 1.03 *Incorporation by Reference of Trust Indenture Act*.

Whenever this Indenture refers to a provision of the TIA, the provision is incorporated by reference in and made a part of this Indenture. The following TIA terms used in this Indenture have the following meanings:

"indenture securities" means the Securities.

"indenture securityholder" means a Securityholder.

"indenture to be qualified" means this Indenture.

"indenture trustee" or "institutional trustee" means the Trustee.

"obligor" on the Securities means the Corporation and any Guarantor and any successor obligor on the Securities.

All other terms used in this Indenture that are defined by the TIA, defined by TIA reference to another statute or defined by Commission rule under the TIA have the meanings so assigned to them.

Section 1.04 *Rules of Construction*.

Unless the context otherwise requires:

(a) a term has the meaning assigned to it;

(b) an accounting term not otherwise defined has the meaning assigned to it in accordance with GAAP;

(c) "or" is not exclusive;

(d) words in the singular include the plural, and in the plural include the singular;

(e) provisions apply to successive events and transactions; and

(f) references to sections of or rules under the Securities Act shall be deemed to include substitute, replacement of successor sections or rules adopted by the SEC from time to time.

ARTICLE 2
THE SECURITIES

Section 2.01 *Unlimited In Amount, Issuable In Series, Form, and Dating*.

The aggregate principal amount of Securities that may be authenticated and delivered under this Indenture is unlimited. The Securities may be issued in one or more series. There shall be established in or pursuant to a Board Resolution or an Officers' Certificate pursuant to authority granted under a Board Resolution or established in one or more indentures supplemental hereto, prior to the issuance of Securities of any series:

(a) the title of the Securities of the series (which shall distinguish the Securities of the series from all other Securities);

(b) the series designation and whether they are senior Securities, senior subordinated Securities or subordinated Securities;

(c) any limit upon the aggregate principal amount of Securities of the series that may be authenticated and delivered under this Indenture (except for Securities authenticated and delivered upon registration of transfer of, in exchange for or in lieu of, other Securities of the series pursuant to this Article 2);

(d) the price or prices (expressed as a percentage of the aggregate principal amount) at which the Securities will be issued and, if other than the principal amount of the Securities, the portion of the principal amount of the Securities payable upon the maturity of the debt securities;

(e) the date or dates on which the principal of the Securities of the series is payable;

(f) the rate or rates that may be fixed or variable at which the Securities of the series shall bear interest, if any, or the manner in which such rate or rates shall be determined, the date or dates from which such interest shall accrue, the interest payment dates on which such interest shall be payable and the record dates for the determination of Holders to whom interest is payable;

(g) the place or places where the principal of, premium, if any, and interest, if any, on Securities of the series shall be payable or the method of such payment, if by wire transfer, mail or by other means, if other than as provided herein, and where the Securities can be surrendered for transfer, exchange or conversion;

(h) the price or prices at which (if any), the period or periods within which (if any) and the terms and conditions upon which (if other than as provided herein) Securities of the series may be redeemed, in whole or in part, at the option, or as an obligation, of the Corporation;

(i) the obligation, if any, of the Corporation to redeem, purchase or repay Securities of the series, in whole or in part, pursuant to any sinking fund or analogous provisions or at the option of a Holder thereof and the price or prices at which and the period and periods within which and the terms and conditions upon which Securities of the series shall be redeemed, purchased or repaid pursuant to such obligation;

(j) the dates, if any, on which, and the price or prices at which, the Securities of the series will be repurchased by the Corporation at the option of the Holders thereof and other detailed terms and provisions of such repurchase obligations;

(k) if convertible, the initial conversion price, the conversion period and any other terms governing such conversion;

(l) if other than denominations of $1,000 and any multiple thereof, the denominations in which Securities of the series shall be issuable;

(m) if other than the principal amount thereof, the portion of the principal amount of Securities of the series which shall be payable upon declaration of acceleration of the Maturity thereof pursuant to Section 6.02 hereof;

(n) any addition to, change in or deletion from the covenants set forth in Articles 4 or 5 that applies to Securities of the series;

(o) any addition to, changes in or deletion from the Events of Default with respect to the Securities of a particular series and any change in the right of the Trustee or the requisite Holders of such Securities to declare the principal amount thereof due and payable pursuant to Section 6.02 hereof;

(p) the Trustee for the series of Securities;

(q) the forms of the Securities of the series in bearer or fully registered form (and, if in fully registered form, whether the Securities will be issuable, in whole or in part, as Global Securities);

(r) whether the Securities of the series shall be issued in whole or in part in the form of a Global Security or Securities, the terms and conditions, if any, upon which such Global Security or Securities may be exchanged in whole or in part for other individual Securities and the Depositary for such Global Security or Securities;

(s) the provisions, if any, relating to any security provided for the Securities of the series;

(t) any other terms of the series (which terms may modify, supplement or delete any provision of this Indenture with respect to such series; *provided, however*, that no such term may modify or delete any provision hereof if imposed by the TIA; and *provided, further*, that any modification or deletion of the rights, duties or immunities of the Trustee hereunder shall have been consented to in writing by the Trustee);

(u) the terms and conditions, if any, upon which the Securities of the series shall be exchanged for or converted into other securities or property of the Corporation or securities of another person;

(v) any depositories, interest rate calculation agents, exchange rate calculation agents or other agents with respect to Securities of such series if other than those appointed herein;

(w) whether the Securities rank as senior subordinated Securities or subordinated Securities or any combination thereof and the terms of any such subordination;

(x) the form and terms of any guarantee of any Securities of the series;

(y) the terms and conditions of any defeasance provisions;

(z) the currency of denomination of the Securities;

(aa) the designation of the currency, currencies or currency units in which payment of principal of, premium and interest on the Securities will be made;

(bb) whether the Securities will be listed on any securities exchange or quotation system;

(cc) if payments of principal of, premium or interest on the Securities will be made in one or more currencies or currency units other than that or those in which the Securities are denominated, the manner in which the exchange rate with respect to these payments will be determined;

(dd) the manner in which the amounts of payment of principal of, premium or interest on the Securities will be determined, if these amounts may be determined by reference to an index based on a currency or currencies other than that in which the Securities are denominated or designated to be payable or by reference to a commodity, commodity index, stock exchange index or financial index;

(ee) whether and under what circumstances, if any, additional amounts on any Securities will be paid in respect of any tax, assessment or governmental charge and, if so, whether the Corporation will have the option to redeem the Securities instead of making the payment;

(ff) the terms and conditions pertaining to transfer, sale or other assignment of the Securities; and

(gg) if the Securities are to be issued upon the exercise of debt warrants, the time, manner and place for the Securities to be authenticated and delivered.

All Securities of any series shall be substantially identical except as to denomination and except as may otherwise be provided in or pursuant to such Board Resolution or Officers' Certificate or in any such indenture supplemental hereto.

The principal of and any interest on the Securities shall be payable at the office or agency of the Corporation designated in the form of Security for the series (each such place herein called the "Place of Payment"); *provided, however*, that payment of interest may be made at the option of the Corporation by check mailed to the address of the Person entitled thereto as such address shall appear in the register of Securities referred to in Section 2.03 hereof.

Each Security shall be in one of the forms approved from time to time by or pursuant to a Board Resolution or Officers' Certificate, or established in one or more indentures supplemental hereto. Prior to the delivery of a Security to the Trustee for authentication in any form approved by or pursuant to a Board Resolution or Officers' Certificate, the Corporation shall deliver to the Trustee the Board Resolution or Officers' Certificate by or pursuant to which such form of Security has been approved, which Board Resolution or Officers' Certificate shall have attached thereto a true and correct copy of the form of Security that has been approved by or pursuant thereto.

The Securities may have notations, legends or endorsements required by law, stock exchange rule or usage. Each Security shall be dated the date of its authentication.

Section 2.02 *Execution and Authentication*.

One or more Officers shall sign the Securities for the Corporation by manual or facsimile signature.

If an Officer whose signature is on a Security no longer holds that office at the time the Security is authenticated, the Security shall nevertheless be valid.

A Security shall not be valid until authenticated by the manual signature of the Trustee. The signature shall be conclusive evidence that the Security has been authenticated under this Indenture.

The Trustee shall authenticate Securities for original issue upon receipt of a Corporation Order.

The Trustee may appoint an authenticating agent acceptable to the Corporation to authenticate Securities. An authenticating agent may authenticate Securities whenever the Trustee may do so. Each reference in this Indenture to authentication by the Trustee includes authentication by such agent. An authenticating agent has the same rights as an Agent to deal with the Corporation or an Affiliate of the Corporation.

Section 2.03 *Registrar and Paying Agent*.

The Corporation shall maintain an office or agency where Securities of a particular series may be presented for registration of transfer or for exchange (the "Registrar") and an office or agency where Securities of that series may be presented for payment (a "Paying Agent"). The Registrar for a particular series of Securities shall keep a register of the Securities of that series and of their registration of transfer and exchange. The Corporation may appoint one or more co-Registrars and one or more additional paying agents for each series of Securities. The term "Paying Agent" includes any additional paying agent. The Corporation may change any Paying Agent, Registrar or co-Registrar without prior notice to any Securityholder. The Corporation shall notify the Trustee in writing of the name and address of any Agent not a party to this Indenture.

If the Corporation fails to maintain a Registrar or Paying Agent for any series of Securities, the Trustee shall act as such. The Corporation or any of its Affiliates may act as Paying Agent, Registrar or co-Registrar.

The Corporation hereby appoints the Trustee the initial Registrar and Paying Agent for each series of Securities unless another Registrar or Paying Agent, as the case may be, is appointed prior to the time Securities of that series are first issued.

Section 2.04 *Paying Agent to Hold Money in Trust.*

Whenever the Corporation has one or more Paying Agents it will, prior to each due date of the principal of, or interest on, any Securities, deposit with a Paying Agent a sum sufficient to pay the principal or interest so becoming due, such sum to be held in trust for the benefit of the Persons entitled to such principal or interest, and (unless such Paying Agent is the Trustee) the Corporation will promptly notify the Trustee of its action or failure so to act.

The Corporation shall require each Paying Agent other than the Trustee to agree in writing that such Paying Agent will hold in trust for the benefit of the Securityholders of the particular series for which it is acting, or the Trustee, all money held by the Paying Agent for the payment of principal or interest on the Securities of such series, and that such Paying Agent will notify the Trustee of any Default by the Corporation or any other obligor of the series of Securities in making any such payment and at any time during the continuance of any such Default, upon the written request of the Trustee, forthwith pay to the Trustee all sums so held in trust by such Paying Agent. If the Corporation or an Affiliate acts as Paying Agent, it shall segregate and hold in a separate trust fund for the benefit of the Securityholders of the particular series for which it is acting all money held by it as Paying Agent. The Corporation at any time may require a Paying Agent to pay all money held by it to the Trustee. Upon so doing, the Paying Agent (if other than the Corporation or an Affiliate of the Corporation) shall have no further liability for such money. Upon any bankruptcy or reorganization proceedings relating to the Corporation, the Trustee shall serve as Paying Agent for the Securities.

Section 2.05 *Securityholder Lists.*

The Trustee shall preserve in as current a form as is reasonably practicable the most recent list available to it of the names and addresses of Securityholders, separately by series, and shall otherwise comply with TIA Section 312(a). If the Trustee is not the Registrar, the Corporation shall furnish to the Trustee at least seven Business Days before each interest payment date and at such other times as the Trustee may request in writing, a list in such form and as of such date as the Trustee may reasonably require of the names and addresses of Securityholders, separately by series, relating to such interest payment date or request, as the case may be.

Section 2.06 *Transfer and Exchange.*

Where Securities of a series are presented to the Registrar or a co-Registrar with a request to register a transfer or to exchange them for an equal principal amount of Securities of the same series of other authorized denominations, the Registrar shall register the transfer or make the exchange if its requirements for such transactions are met. To permit registrations of transfers and exchanges, the Corporation shall issue and the Trustee shall authenticate Securities at the Registrar's request.

No service charge shall be made for any registration of transfer or exchange, but the Corporation may require payment of a sum sufficient to cover any transfer tax or similar governmental charge payable in connection therewith (other than any such transfer tax or similar governmental charge payable upon exchanges pursuant to Sections 2.09, 2.13, 3.06 or 9.04).

The Corporation need not issue, and the Registrar or co-Registrar need not register the transfer or exchange of, (i) any Security of a particular series during a period beginning at the opening of business 15 days before the day of any selection of Securities of that series for redemption under Section 3.02 and ending at the close of business on the day of selection, or (ii) any Security so selected for redemption in whole or in part, except the unredeemed portion of any Security of that series being redeemed in part.

Section 2.07 *Replacement Securities.*

If a mutilated Security is surrendered to the Trustee or if the Holder of a Security claims that the Security has been lost, destroyed or wrongfully taken, the Corporation shall issue and the Trustee shall authenticate a replacement Security of same series if the Corporation's and the Trustee's requirements are met. The Trustee or the Corporation may require an indemnity bond to be furnished which is sufficient in the judgment of both to protect the Corporation, the Trustee and any Agent from any loss which any of them may suffer if a Security is replaced. The Corporation or the Trustee may charge such Holder for its expenses in replacing a Security.

Every replacement Security is an obligation of the Corporation and shall be entitled to all the benefit of the Indenture equally and proportionately with any and all other Securities of the same series.

Section 2.08 *Outstanding Securities*.

The Securities of any series outstanding at any time are all the Securities of that series authenticated by the Trustee except for those canceled by it, those delivered to it for cancellation and those described in this Section as not outstanding.

If a Security is replaced pursuant to Section 2.07, it ceases to be outstanding unless the Trustee receives proof satisfactory to it that the replaced Security is held by a protected purchaser.

If Securities are considered paid under Section 4.01, they cease to be outstanding and interest on them ceases to accrue.

Except as set forth in Section 2.09 hereof, a Security does not cease to be outstanding because the Corporation or an Affiliate holds the Security.

For each series of Original Issue Discount Securities, the principal amount of such Securities that shall be deemed to be outstanding and used to determine whether the necessary Holders have given any request, demand, authorization, direction, notice, consent or waiver shall be the principal amount of such Securities that could be declared to be due and payable upon acceleration upon an Event of Default as of the date of such determination. When requested by the Trustee, the Corporation shall advise the Trustee of such amount, showing its computations in reasonable detail.

Section 2.09 *Temporary Securities*.

Until definitive Securities are ready for delivery, the Corporation may prepare and the Trustee shall authenticate temporary Securities upon a Corporation Order. Temporary Securities shall be substantially in the form of definitive Securities but may have variations that the Corporation considers appropriate for temporary Securities. Without unreasonable delay, the Corporation shall prepare and the Trustee shall authenticate definitive Securities in exchange for temporary Securities.

Holders of temporary securities shall be entitled to all of the benefits of this Indenture.

Section 2.10 *Cancellation*.

The Corporation at any time may deliver Securities to the Trustee for cancellation. The Registrar and Paying Agent shall forward to the Trustee any Securities surrendered to them for registration of transfer, exchange or payment. The Trustee shall cancel all Securities surrendered for registration of transfer, exchange, payment, replacement or cancellation and shall return such canceled Securities to the Corporation at the Corporation's written request. The Corporation may not issue new Securities to replace Securities that it has paid or that have been delivered to the Trustee for cancellation.

Section 2.11 *Defaulted Interest*.

If the Corporation fails to make a payment of interest on any series of Securities, the Corporation shall pay such defaulted interest plus (to the extent lawful) any interest payable on the defaulted interest, in any lawful manner. It may elect to pay such defaulted interest, plus any such interest payable on it, to the Persons who are Holders of such Securities on which the interest is due on a subsequent special record date. The Corporation shall notify the Trustee in writing of the amount of defaulted interest proposed to be paid on each such Security and the date of the proposed payment. The Corporation shall fix or cause to be fixed any such record date and payment date for such payment, provided that no such special record date shall be less than 10 days prior to the related payment date for such defaulted interest. At least 15 days before any such record date, the Corporation shall mail to Securityholders affected thereby a notice that states the record date, payment date and amount of such interest to be paid.

Section 2.12 *Special Record Dates*.

(a) The Corporation may, but shall not be obligated to, set a record date for the purpose of determining the identity of Holders entitled to consent to any supplement, amendment or waiver permitted by this Indenture. If a record date is fixed, the Holders of Securities of that series outstanding on such record date, and no other Holders, shall be entitled to consent to such supplement, amendment or waiver or revoke any consent previously given, whether or not such Holders remain Holders after such record date. No consent shall be valid or effective for more than 90 days after such record date unless consents from Holders of the principal amount of Securities of that series required hereunder for such amendment or waiver to be effective shall have also been given and not revoked within such 90-day period.

(b) The Corporation may, but shall not be obligated to, fix any day as a record date for the purpose of determining the Holders of any series of Securities entitled to join in the giving or making of any notice of Default, any declaration of acceleration, any request to institute proceedings or any other similar direction. If a record date is fixed, the Holders of Securities of that series outstanding on such record date, and no other Holders, shall be entitled to join in such notice, declaration, request or direction, whether or not such Holders remain Holders after such record date; *provided, however*, that no such action shall be effective hereunder unless taken on or prior to the date 90 days after such record date.

Section 2.13 *Global Securities*.

(a) Terms of Securities. A Board Resolution, a supplemental indenture hereto or an Officers' Certificate shall establish whether the Securities of a series shall be issued in whole or in part in the form of one or more Global Securities and the Depositary for such Global Security or Securities.

(b) Transfer and Exchange. Notwithstanding any provisions to the contrary contained in Section 2.06 of this Indenture and in addition thereto, any Global Security shall be exchangeable pursuant to Section 2.06 of this Indenture for securities registered in the names of Holders other than the Depositary for such Security or its nominee only if: (i) such Depositary notifies the Corporation that it is unwilling or unable to continue as Depositary for such Global Security or if at any time such Depositary ceases to be a clearing agency registered under the Exchange Act, and, in either case, the Corporation fails to appoint a successor Depositary within 90 days of such event; or (ii) the Corporation executes and delivers to the Trustee an Officers' Certificate to the effect that such Global Security shall be so exchangeable. Any Global Security that is exchangeable pursuant to the preceding sentence shall be exchangeable for Securities registered in such names as the Depositary shall direct in writing in an aggregate principal amount equal to the principal amount of the Global Security with like tenor and terms.

Except as provided in this paragraph (b) of this Section, a Global Security may not be transferred except as a whole by the Depositary with respect to such Global Security to a nominee of such Depositary, by a nominee of such Depositary to such Depositary or another nominee of such Depositary or by the Depositary or any such nominee to a successor Depositary or a nominee of such a successor Depositary.

(c) Legend. Any Global Security issued hereunder shall bear a legend in substantially the following form:

"Unless this certificate is presented by an authorized representative of The Depository Trust Corporation, a New York corporation ("DTC"), New York, New York, to the issuer or its agent for registration of transfer, exchange or payment and any certificate issued is registered in the name of Cede & Co. or such other name as may be requested by an authorized representative of DTC (and any payment is made to Cede & Co. or such other entity as may be requested by an authorized representative of DTC), ANY TRANSFER, PLEDGE OR OTHER USE HEREOF FOR VALUE OR OTHERWISE BY OR TO ANY PERSON IS WRONGFUL inasmuch as the registered owner hereof, Cede & Co. has an interest herein. Transfer of this Global Security shall be limited to transfers in whole, but not in part, to nominees of DTC or to a successor thereof or such successor's nominee and limited to transfers made in accordance with the restrictions set forth in the Indenture referred to herein."

(d) Acts of Holders. The Depositary, as a Holder, may appoint agents and otherwise authorize participants to give or take any request, demand, authorization, direction, notice, consent, waiver or other action which a Holder is entitled to give or take under this Indenture.

(e) Payments. Notwithstanding the other provisions of this Indenture, unless otherwise specified as contemplated by Section 2.01 hereof, payment of the principal of and interest, if any, on any Global Security shall be made to the Person specified therein.

(f) Consents, Declaration and Directions. Except as provided in paragraph (e) of this Section, the Corporation, the Trustee and any Agent shall treat a Person as the Holder of such principal amount of outstanding

Securities of such series represented by a Global Security as shall be specified in a written statement of the Depositary with respect to such Global Security, for purposes of obtaining any consents, declarations or directions required to be given by the Holders pursuant to this Indenture.

Section 2.14 *CUSIP Numbers*.

The Corporation in issuing any series of Securities may use "CUSIP" numbers (if then generally in use), and, if so, the Trustee shall use "CUSIP" numbers in notices as a convenience to Holders; provided that any such notice may state that no representation is made as to the correctness of such numbers either as printed on such Securities or as contained in any notice and that reliance may be placed only on the other identification numbers printed on such Securities, and any such action relating to such notice shall not be affected by any defect in or omission of such numbers in such notice. The Corporation shall promptly notify the Trustee of any change in the "CUSIP" numbers.

ARTICLE 3
REDEMPTION

Section 3.01 *Notices to Trustee*.

If the Corporation elects to redeem Securities of any series pursuant to any optional redemption provisions thereof, it shall furnish to the Trustee at least 30 days, but not more than 60 days before a redemption date, an Officers' Certificate which shall specify (i) the provisions of such Security or this Indenture pursuant to which the redemption shall occur, (ii) the redemption date, (iii) the principal amount of Securities of that series to be redeemed and (iv) the redemption price.

If the Corporation elects to reduce the principal amount of Securities of any series to be redeemed pursuant to mandatory redemption provisions thereof, it shall notify the Trustee of the amount of, and the basis for, any such reduction. If the Corporation elects to credit against any such mandatory redemption Securities it has not previously delivered to the Trustee for cancellation, it shall deliver such Securities with such notice.

Section 3.02 *Selection of Securities to Be Redeemed*.

If less than all the Securities of any series are to be redeemed, or purchased in an offer to purchase at any time, the Trustee shall select the Securities of that series to be redeemed or purchased as follows: (1) if the Securities of such series are listed on any national securities exchange, in compliance with the requirements of the principal national securities exchange on which the Securities of that series are listed; or (2) if the Securities of that series are not listed on a national securities exchange, on a pro rata basis, by lot or by such other method as the Trustee deems fair and appropriate. In the event of a partial redemption or purchase by lot, the particular Securities to be redeemed or purchased will be selected not less than 30 nor more than 60 days prior to the redemption or purchase date by the Trustee from Securities of that series outstanding and not previously called for redemption.

The Trustee shall notify the Corporation promptly in writing of the Securities or portions of Securities to be called for redemption or purchase and, in the case of any Securities selected for partial redemption or purchase, the principal amount thereof to be redeemed or purchased. Except as otherwise provided as to any particular series of Securities, Securities and portions thereof that the Trustee selects shall be in amounts equal to the minimum authorized denomination for Securities of the series to be redeemed or purchased or any integral multiple thereof, except that if all of the Securities of the series are to be redeemed or purchased, the entire outstanding amount of the Securities of the series held by such Holder, even if not equal to the minimum authorized denomination for the Securities of that series, shall be redeemed or purchased. Provisions of this Indenture that apply to Securities called for redemption also apply to portions of Securities called for redemption.

Section 3.03 *Notice of Redemption*.

Except as otherwise provided as to any particular series of Securities, at least 30 days but not more than 60 days before a redemption date, the Corporation shall mail a notice of redemption to each Holder whose Securities are to be redeemed.

The notice shall identify the Securities of the series to be redeemed and shall state:

(1) the redemption date;

(2) the redemption price fixed in accordance with the terms of the Securities of the series to be redeemed, plus accrued interest, if any, to the date fixed for redemption (the "redemption price");

(3) if any Security is being redeemed in part, the portion of the principal amount of such Security to be redeemed and that, after the redemption date, upon surrender of such Security, a new Security or Securities in principal amount equal to the unredeemed portion will be issued upon cancellation of the original Securities;

(4) the name and address of the Paying Agent;

(5) that Securities called for redemption must be surrendered to the Paying Agent to collect the redemption price;

(6) that, unless the Corporation defaults in payment of the redemption price, interest on Securities called for redemption ceases to accrue on and after the redemption date;

(7) the CUSIP number, if any, of the Securities to be redeemed;

(8) the paragraph of the Securities and/or the section of the Indenture pursuant to which the Securities called for redemption are being redeemed; and

(9) that no representation is made as to the correctness or accuracy of the CUSIP number, if any, listed in such notice or printed on the Securities.

At the Corporation's request, the Trustee shall give the notice of redemption in the Corporation's name and at its expense; *provided, however*, that the Corporation shall have delivered to the Trustee, at least 45 days prior to the redemption date, an Officers' Certificate requesting that the Trustee give such notice and setting forth the information to be stated in such notice as provided in the preceding paragraph. The notice mailed in the manner herein provided shall be conclusively presumed to have been duly given whether or not the Holder receives such notice. In any case, failure to give such notice by mail or any defect in the notice of the Holder of any Security shall not affect the validity of the proceeding for the redemption of any other Security.

Section 3.04 *Effect of Notice of Redemption*.

Except if the giving of a notice of redemption would violate the terms of the Corporation's credit agreement, and subject to the subordination provisions of any series of Securities, once notice of redemption is mailed in accordance with Section 3.03 hereof, Securities called for redemption become due and payable on the redemption date for the redemption price. Upon surrender to the Paying Agent, such Securities will be paid at the Redemption Price.

Section 3.05 *Deposit of Redemption Price*.

On or before 11:00 a.m., New York City time, on the redemption or purchase date, the Corporation shall deposit with the Trustee or Paying Agent (or, if the Corporation or any Affiliate is the Paying Agent, shall segregate and hold in trust) money sufficient to pay the redemption or purchase price of all Securities called for redemption on that date other than Securities that have previously been delivered by the Corporation to the Trustee for cancellation. The Paying Agent shall return to the Corporation any money not required for that purpose.

If the Corporation complies with the provisions of the preceding paragraph, on and after the redemption or purchase date, interest shall cease to accrue on the Securities (or the portions thereof) called for redemption or purchase. If a Security is redeemed or purchased on or after an interest record date but on or prior to the related interest payment date, then any accrued and unpaid interest shall be paid to the Person in whose name such Securities were registered at the close of business on such record date. If any Securities called for redemption or purchase shall not be so paid upon surrender for redemption because of the failure of the Corporation to comply with the preceding paragraph, interest shall be paid on the unpaid principal, from the redemption or purchase date until such principal is paid, and to the extent lawful on any interest not paid on such unpaid principal, in each case at the rate provided in accordance with the terms of the Securities of the series to be redeemed.

Section 3.06 *Securities Redeemed or Purchased in Part*.

Upon surrender of a Security that is redeemed or purchased in part, the Corporation shall issue and the Trustee shall authenticate for the Holder at the expense of the Corporation a new Security of same series equal in principal amount to the unredeemed or unpurchased portion of the Security surrendered.

ARTICLE 4
COVENANTS

Section 4.01 *Payment of Securities*.

The Corporation shall pay or cause to be paid the principal of, premium, if any, and interest, if any, on the Securities on the dates and in the manner provided in this Indenture and the Securities. Principal, premium, if any, and interest shall be considered paid on the date due if the Paying Agent, if other than the Corporation or an Affiliate, holds as of 11:00 a.m., New York City time, on that date immediately available funds designated for and sufficient to pay all principal, premium, if any, and interest then due.

To the extent lawful, the Corporation shall pay interest on overdue principal and overdue installments of interest at the rate per annum borne by the applicable series of Securities.

Section 4.02 *Maintenance of Office or Agency*.

The Corporation shall maintain in the Borough of Manhattan, The City of New York, an office or agency (which may be an office of the Trustee or an affiliate of the Trustee or Registrar) where Securities may be surrendered for registration of transfer or exchange and where notices and demands to or upon the Corporation in respect of the Securities and this Indenture may be served. The Corporation shall give prompt written notice to the Trustee of the location, and any change in the location, of such office or agency. If at any time the Corporation shall fail to maintain any such required office or agency or shall fail to furnish the Trustee with the address thereof, such presentations, surrenders, notices and demands may be made or served at the Corporate Trust Office of the Trustee.

The Corporation may also from time to time designate one or more other offices or agencies where the Securities may be presented or surrendered for any or all such purposes and may from time to time rescind such designations; *provided, however*, that no such designation or rescission shall in any manner relieve the Corporation of its obligation to maintain an office or agency in the Borough of Manhattan, The City of New York for such purposes. The Corporation shall give prompt written notice to the Trustee of any such designation or rescission and of any change in the location of any such other office or agency.

The Corporation hereby designates the Corporate Trust Office of the Trustee as one such office or agency of the Corporation in accordance with Section 2.03.

Section 4.03 *Reports*.

The Corporation shall deliver to the Trustee within 15 days after it files them with the Commission copies of the annual reports and of the information, documents and other reports (or copies of such portions of any of the foregoing as the Commission may by rules and regulations prescribe) that the Corporation is required to file with the Commission pursuant to Section 13 or 15(d) of the Exchange Act; *provided, however,* the Corporation shall not be required to deliver to the Trustee any materials for which the Corporation has sought and received confidential treatment by the Commission. The Corporation also shall comply with the other provisions of TIA Section 314(a).

Delivery of such reports, information and documents to the Trustee is for informational purposes only and the Trustee's receipt of such shall not constitute constructive notice of any information contained therein or determinable from information contained therein, including the Corporation's compliance with any of its covenants hereunder (as to which the Trustee is entitled to rely exclusively on Officers' Certificates).

Section 4.04 *Compliance Certificate*.

(a) The Corporation or any Guarantors shall deliver to the Trustee, within 120 days after the end of each fiscal year of the Corporation, an Officers' Certificate stating that a review of the activities of the Corporation and its Subsidiaries during the preceding fiscal year has been made under the supervision of the signing Officers (one of whom shall be the principal executive officer, principal financial officer or principal accounting officer of the Corporation) with a view to determining whether the Corporation has kept, observed, performed and fulfilled its obligations under this Indenture, and further stating, as to each such Officer signing such certificate, that to the best of his or her knowledge the Corporation has kept, observed, performed and fulfilled each and every covenant contained in this Indenture and is not in default in the performance or observance of any of the terms, provisions and conditions of this Indenture (or, if a Default or Event of Default shall have occurred, describing all such Defaults or

Events of Default of which he or she may have knowledge and what action the Corporation is taking or proposes to take with respect thereto) and that to the best of his or her knowledge no event has occurred and remains in existence by reason of which payments on account of the principal of or interest, if any, on the Securities is prohibited or if such event has occurred, a description of the event and what action the Corporation is taking or proposes to take with respect thereto.

(b) The Corporation shall, so long as any of the Securities are outstanding, deliver to the Trustee, forthwith upon becoming aware of any Default or Event of Default, an Officers' Certificate specifying such Default or Event of Default and what action the Corporation is taking or proposes to take with respect thereto.

Section 4.05 *Taxes*.

The Corporation shall pay prior to delinquency, all material taxes, assessments and governmental levies except such as are contested in good faith by appropriate proceedings or where the failure to effect such payment is not adverse in any material respect to the Holders of any Securities.

Section 4.06 *Stay, Extension, and Usury Laws*.

The Corporation and any Guarantors covenant (to the extent that it may lawfully do so) that they shall not at any time insist upon, plead or in any manner whatsoever claim or take the benefit or advantage of, any stay, extension or usury law wherever enacted, now or at any time hereafter in force, that may affect the covenants or the performance of this Indenture; and the Corporation and each Guarantor (to the extent that they may lawfully do so) hereby expressly waive all benefits or advantages of any such law, and covenant that they shall not, by resort to any such law, hinder, delay or impede the execution of any power herein granted to the Trustee, but shall suffer and permit the execution of every such power as though no such law has been enacted.

Section 4.07 *Calculation of Original Issue Discount*.

If, as of the end of any fiscal year of the Corporation, the Corporation has any outstanding Original Issue Discount Securities under the Indenture, the Corporation shall file with the Trustee promptly following the end of such fiscal year (i) a written notice specifying the amount of original issue discount (including daily rates and accrual periods) accrued on such Original Issue Discount Securities as of the end of such year and (ii) such other specific information relating to such original issue discount as may then be required under the Internal Revenue Code of 1986, as amended from time to time.

ARTICLE 5
SUCCESSORS

Section 5.01 *When Corporation May Merge, Etc*.

In addition to provisions applicable to a particular series of Securities, the Corporation shall not directly or indirectly: (i) consolidate or merge with or into another Person (whether or not the Corporation is the surviving Person); or (ii) sell, assign, transfer, lease, convey or otherwise dispose of all or substantially all of the properties or assets of the Corporation and its Subsidiaries in one or more related transactions to any Person unless:

(1) either: (x) the Corporation is the surviving Person; or (y) the Person formed by or surviving any such consolidation or merger (if other than the Corporation) or to which such sale, assignment, transfer, lease, conveyance or other disposition shall have been made is a Person organized or existing under the laws of the United States, any state thereof or the District of Columbia;

(2) the Person formed by or surviving any such consolidation or merger (if other than the Corporation) or the Person to which such sale, assignment, transfer, lease, conveyance or other disposition shall have been made assumes (by supplemental indenture reasonably satisfactory to the Trustee) all the obligations of the Corporation under the Securities and this Indenture; and

(3) immediately after the transaction no Default or Event of Default exists.

The Corporation shall deliver to the Trustee on or prior to the consummation of the proposed transaction an Officers' Certificate to the foregoing effect and an Opinion of Counsel stating that the proposed transaction and such supplemental indenture comply with this Indenture (although counsel need not opine as to clause (3) above).

Section 5.02 *Successor Person Substituted*.

Upon any consolidation or merger, or any sale, assignment, transfer, conveyance or other disposition (other than by lease) of all or substantially all of the assets of the Corporation in accordance with Section 5.01 hereof, the successor Person formed by such consolidation or into which the Corporation is merged or to which such sale, assignment, transfer, conveyance or other disposition is made shall succeed to, and be substituted for (so that from and after the date of such consolidation, merger, sale, conveyance or other disposition, the provisions of this Indenture referring to the "Corporation" shall refer instead to the successor Person and not to the Corporation), and may exercise every right and power of, the Corporation under this Indenture with the same effect as if such successor Person had been named as the Corporation herein; *provided, however*, that the predecessor Corporation shall not be relieved from the obligation to pay principal of, and interest on, any Securities except in the case of a sale, assignment, transfer, conveyance or other disposition of all or substantially all of the Corporation's assets that meets the requirements of Section 5.01 hereof.

ARTICLE 6
DEFAULTS AND REMEDIES

Section 6.01 *Events of Default*.

An "Event of Default" occurs with respect to Securities of any particular series if, unless as otherwise provided in the establishing Board Resolution, Officers' Certificate or supplemental indenture hereto:

(1) the Corporation defaults in the payment of interest on any Security of that series when the same becomes due and payable and the Default continues for a period of 30 days;

(2) the Corporation defaults in the payment, when due, of the principal of, or premium, if any, on any Security of that series when the same becomes due and payable at Maturity, upon redemption (including in connection with any offer to purchase under the terms of such Securities), or otherwise;

(3) an Event of Default, as defined in the Securities of that series, occurs and is continuing, or the Corporation fails to comply with any of its other agreements in the Securities of that series or in this Indenture with respect to that series and the Default continues for the period and after the notice specified below;

(4) the Corporation pursuant to or within the meaning of any Bankruptcy Law:

(A) commences a voluntary case;

(B) consents to the entry of an order for relief against it in an involuntary case;

(C) consents to the appointment of a Custodian of it or for all or substantially all of its property;

(D) makes a general assignment for the benefit of its creditors; or

(E) admits in writing its inability generally to pay its debts as the same become due.

(5) a court of competent jurisdiction enters an order or decree under any Bankruptcy Law that:

(A) is for relief against the Corporation in an involuntary case;

(B) appoints a Custodian of the Corporation or for all or substantially all of its property; or

(C) orders the liquidation of the Corporation; and the order or decree remains unstayed and in effect for 90 days; or

(6) any other Event of Default provided with respect to Securities of that series which is specified in a Board Resolution, Officers' Certificate or supplemental indenture establishing that series of Securities.

The term "Bankruptcy Law" means Title 11, U.S. Code or any similar federal or state law for the relief of debtors. The term "Custodian" means any receiver, trustee, assignee, liquidator or similar official under any Bankruptcy Law.

A Default under clause (3) above is not an Event of Default with respect to a particular series of Securities until the Trustee or the Holders of at least 50% in principal amount of the then outstanding Securities of that series

14

notify the Corporation of the Default and the Corporation does not cure the Default within 60 days after receipt of the notice. The notice must specify the Default, demand that it be remedied and state that the notice is a "Notice of Default." Such notice shall be given by the Trustee if so requested in writing by the Holders of 50% of the principal amount of the then outstanding Securities of that series.

Section 6.02 *Acceleration.*

If an Event of Default with respect to Securities of any series (other than an Event of Default specified in clauses (4) and (5) of Section 6.01) occurs and is continuing, the Trustee by notice to the Corporation, or the Holders of at least 50% in principal amount of the then outstanding Securities of that series by notice to the Corporation and the Trustee, may, subject to any prior notice requirements set forth in any supplemental indenture, declare the unpaid principal (or, in the case of Original Issue Discount Securities, such lesser amount as may be provided for in such Securities) of and any accrued interest on all the Securities of that series to be due and payable on the Securities of that series. Upon such declaration, the principal (or such lesser amount) and interest shall be due and payable immediately. If an Event of Default specified in clause (4) or (5) of Section 6.01 occurs, all of such amount shall become and be immediately due and payable without any declaration or other act on the part of the Trustee or any Holder. The Holders of a majority in principal amount of the then outstanding Securities of that series by notice to the Trustee may rescind an acceleration and its consequences if the rescission would not conflict with any judgment or decree and if all existing Events of Default with respect to that series have been cured or waived except nonpayment of principal (or such lesser amount) or interest that has become due solely because of the acceleration.

Section 6.03 *Other Remedies.*

If an Event of Default with respect to Securities of any series occurs and is continuing, the Trustee may pursue any available remedy to collect the payment of principal or interest on the Securities of that series or to enforce the performance of any provision of the Securities of that series or this Indenture.

The Trustee may maintain a proceeding even if it does not possess any of the Securities or does not produce any of them in the proceeding. A delay or omission by the Trustee or any Securityholder in exercising any right or remedy accruing upon an Event of Default shall not impair the right or remedy or constitute a waiver of or acquiescence in the Event of Default. All remedies are cumulative to the extent permitted by law.

Section 6.04 *Waiver of Past Defaults.*

Subject to Section 6.02, the Holders of not less than a majority in aggregate principal amount of the then outstanding Securities of any series, by notice to the Trustee, may on behalf of the Holders of the Securities of that series, waive an existing Default or Event of Default with respect to that series and its consequences except a continuing Default or Event of Default in the payment of the principal (including any mandatory sinking fund or like payment) of, premium, if any, or interest on any Security of that series (including in connection with an offer to purchase); *provided, however*, that the Holders of a majority in aggregate principal amount of the outstanding Securities of any series may rescind an acceleration and its consequences, including any related payment default that resulted from such acceleration and its consequences, including any related payment default that resulted from any such acceleration. Upon any such waiver, such Default shall cease to exist, and any Event of Default arising therefrom shall be deemed to have been cured for every purpose of this Indenture; but no such waiver shall extend to any subsequent or other Default or impair any right consequent thereon.

Section 6.05 *Control by Majority.*

The Holders of a majority in principal amount of the then outstanding Securities of any series may direct the time, method and place of conducting any proceeding for exercising any remedy with respect to that series available to the Trustee or exercising any trust or power conferred on it. However, the Trustee may refuse to follow any direction that conflicts with law or this Indenture, that the Trustee determines may be unduly prejudicial to the rights of other Holders of Securities of that series or that may involve the Trustee in personal liability. The Trustee may take any other action which it deems proper that is not inconsistent with any such direction. Notwithstanding any provision to the contrary in this Indenture, the Trustee shall not be obligated to take any action with respect to the provisions of Section 6.02 unless directed to do so pursuant to this Section 6.05.

Section 6.06 *Limitation on Suits*.

A Holder of Securities of any series may not pursue a remedy with respect to this Indenture or the Securities unless:

(1) the Holder gives to the Trustee written notice of a continuing Event of Default with respect to that series;

(2) the Holders of at least 25% in principal amount of the then outstanding Securities of that series make a written request to the Trustee to pursue the remedy;

(3) such Holder or Holders offer, and, if requested, provide to the Trustee indemnity satisfactory to the Trustee against any loss, liability or expense;

(4) the Trustee does not comply with the request within 60 days after receipt of the request and the offer and, if requested, the provision of indemnity; and

(5) during such 60-day period the Holders of a majority in principal amount of the then outstanding Securities of that series do not give the Trustee a direction inconsistent with the request.

No Holder of any series of Securities may use this Indenture to prejudice the rights of another Holder of Securities of that series or to obtain a preference or priority over another Holder of Securities of that series.

Section 6.07 *Rights of Holders to Receive Payment*.

Notwithstanding any other provision of this Indenture, the right of any Holder of a Security to receive payment of principal, premium, if any, and interest on the Security, on or after the respective due dates expressed in the Security (including in connection with any offer to purchase), or to bring suit for the enforcement of any such payment on or after such respective dates, shall not, except as provided in the subordination provisions, if any, applicable to such Security, be impaired or affected without the consent of the Holder.

Section 6.08 *Collection Suit by Trustee*.

If an Event of Default specified in Section 6.01(1) or (2) hereof occurs and is continuing with respect to Securities of any series, the Trustee may recover judgment in its own name and as trustee of an express trust against the Corporation for the whole amount of principal (or such portion of the principal as may be specified as due upon acceleration at that time in the terms of that series of Securities), premium, if any, and interest, remaining unpaid on the Securities of that series then outstanding, together with (to the extent lawful) interest on overdue principal and interest, and such further amount as shall be sufficient to cover the costs and, to the extent lawful, expenses of collection, including the reasonable compensation, expenses, disbursements and advances of the Trustee, its agents and counsel, and any other amounts due the Trustee under Section 7.07 hereof.

Section 6.09 *Trustee May File Proofs of Claim*.

The Trustee may file such proofs of claim and other papers or documents as may be necessary or advisable in order to have the claims of the Trustee (including any claim for the reasonable compensation, expenses, disbursements and advances of the Trustee, its agents and counsel, and any other amounts due to the Trustee under Section 7.07 hereof) and the Securityholders allowed in any judicial proceedings relative to the Corporation (or any other obligor on the Securities), its creditors or its property and shall be entitled to and empowered to collect, receive and distribute any money or other property payable or deliverable on any such claims, and any custodian in any such judicial proceedings is hereby authorized by each Holder to make such payments to the Trustee and, in the event that the Trustee shall consent to the making of such payments directly to the Holders, to pay to the Trustee any amount due to it for the reasonable compensation, expenses, disbursements and advances of the Trustee, its agent and counsel, and any other amounts due the Trustee under Section 7.07 hereof. Nothing contained herein shall be deemed to authorize the Trustee to authorize or consent to or accept or adopt on behalf of any Securityholder any plan of reorganization, arrangement, adjustment or composition affecting the Securities or the rights of any Holder thereof, or to authorize the Trustee to vote in respect of the claim of any Securityholder in any such proceeding.

Section 6.10 *Priorities*.

If the Trustee collects any money with respect to Securities of any series pursuant to this Article, it shall pay out the money in the following order:

FIRST: to the Trustee, its agents and attorneys for amounts due under Section 7.07 hereof, including payment of all compensation, expense and liabilities incurred, and all advances made, by the Trustee and the costs and expenses of collection;

SECOND: in accordance with the subordination provisions, if any, of the Securities of such series;

THIRD: to Securityholders for amounts due and unpaid on the Securities of such series for principal, premium, if any, and interest, ratably, without preference or priority of any kind, according to the amounts due and payable on the Securities of such series for principal, premium, if any, and interest, respectively; and

FOURTH: to the Corporation or to such party as a court of competent jurisdiction shall direct.

The Trustee may fix a record date and payment date for any payment to Holders of Securities of any series pursuant to this Section. The Trustee shall notify the Corporation in writing reasonably in advance of any such record date and payment date.

Section 6.11 *Undertaking for Costs*.

In any suit for the enforcement of any right or remedy under this Indenture or in any suit against the Trustee for any action taken or omitted by it as a Trustee, a court in its discretion may require the filing by any party litigant in the suit of an undertaking to pay the costs of the suit, and the court in its discretion may assess reasonable costs, including reasonable attorneys' fees and expenses, against any party litigant in the suit, having due regard to the merits and good faith of the claims or defense made by the party litigant. This Section does not apply to a suit by the Trustee, a suit by a Holder pursuant to Section 6.07 hereof or a suit by Holders of more than 10% in principal amount of the then outstanding Securities of any series.

ARTICLE 7
TRUSTEE

Section 7.01 *Duties of Trustee*.

(a) If an Event of Default has occurred and is continuing, the Trustee shall exercise such of the rights and powers vested in it by this Indenture, and use the same degree of care and skill in their exercise, as a prudent man would exercise or use under the circumstances in the conduct of his own affairs.

(b) Except during the continuance of an Event of Default known to the Trustee:

(i) the duties of the Trustee shall be determined solely by the express provisions of this Indenture or the TIA and the Trustee need perform only those duties that are specifically set forth in this Indenture or the TIA and no others, and no implied covenants or obligations shall be read into this Indenture against the Trustee; and

(ii) in the absence of bad faith on its part, the Trustee may conclusively rely, as to the truth of the statements and the correctness of the opinions expressed therein, upon certificates or opinions furnished to the Trustee and conforming to the requirements of this Indenture. However, in the case of any certificates or opinions which by any provision hereof are specifically required to be furnished to the Trustee, the Trustee shall examine the certificates and opinions to determine whether or not they conform to the requirements of this Indenture (but need not confirm or investigate the accuracy of mathematical calculations or other facts stated therein).

(c) The Trustee may not be relieved from liabilities for its own negligent action, its own negligent failure to act or its own willful misconduct, except that:

(i) this paragraph does not limit the effect of paragraph (b) of this Section;

(ii) the Trustee shall not be liable for any error of judgment made in good faith by a responsible officer of the Trustee, unless it is proved that the Trustee was negligent in ascertaining the pertinent facts; and

(iii) the Trustee shall not be liable with respect to any action it takes or omits to take in good faith in accordance with a direction received by it pursuant to Section 6.05 hereof.

(d) Whether or not therein expressly so provided, every provision of this Indenture that in any way relates to the Trustee is subject to paragraphs (a), (b), and (c) of this Section.

(e) No provision of this Indenture shall require the Trustee to expend or risk its own funds or incur any liability. The Trustee may refuse to perform any duty or exercise any right or power, including without limitation, the provisions of Section 6.05 hereof, unless it receives security and indemnity satisfactory to it against any loss, liability or expense.

(f) The Trustee shall not be liable for interest on any money received by it except as the Trustee may agree in writing with the Corporation. Absent written instruction from the Corporation, the Trustee shall not be required to invest any such money. Money held in trust by the Trustee need not be segregated from other funds except to the extent required by law.

Section 7.02 *Rights of Trustee*.

Subject to TIA Section 315(a) through (d):

(a) The Trustee may conclusively rely on any document believed by it to be genuine and to have been signed or presented by the proper person. The Trustee shall not be bound to make any investigation into the facts or matters stated in any resolution, certificate, statement, instrument, opinion, report, notice, request, direction, consent, order, bond, debenture, note, other evidence of indebtedness or other paper or document, but the Trustee, in its discretion, may make such further inquiry or investigation into such facts or matters as it may see fit.

(b) Before the Trustee acts or refrains from acting, it may require an Officers' Certificate or an Opinion of Counsel, or both. The Trustee shall not be liable for any action it takes or omits to take in good faith in reliance on such Officers' Certificate or Opinion of Counsel.

(c) The Trustee may act through agents and shall not be responsible for the misconduct or negligence of any agent appointed with due care.

(d) The Trustee shall not be liable for any action it takes or omits to take in good faith which it believes to be authorized or within its rights or powers under the Indenture, unless the Trustee's conduct constitutes negligence.

(e) Unless otherwise specifically provided in this Indenture, any demand, request, direction or notice from the Corporation shall be sufficient if signed by an Officer of the Corporation.

(f) The Trustee may consult with counsel of its selection and may rely upon the advice of such counsel or any Opinion of Counsel.

(g) The Trustee shall not be deemed to have notice of any Default or Event of Default unless a Trust Officer of the Trustee has actual knowledge thereof or unless written notice of any event that is in fact such a default is received by the Trustee at the Corporate Trust Office of the Trustee, and such notice references the Securities generally or the Securities of a particular series, as the case may be, and this Indenture.

(h) The permissive rights of the Trustee to do things enumerated in this Indenture shall not be construed as duties.

Section 7.03 *Individual Rights of Trustee*.

The Trustee in its individual or any other capacity may become the owner or pledgee of Securities and may otherwise deal with the Corporation or an Affiliate with the same rights it would have if it were not Trustee. Any Agent may do the same with like rights. However, the Trustee is subject to TIA Sections 310(b) and 311.

Section 7.04 *Trustee's Disclaimer*.

The Trustee makes no representation as to the validity or adequacy of this Indenture or the Securities, it shall not be accountable for the Corporation's use of the proceeds from the Securities and it shall not be responsible for any statement in the Securities other than its certificate of authentication.

Section 7.05 *Notice of Defaults*.

If a Default or Event of Default with respect to the Securities of any series occurs and is continuing and if it is known to the Trustee, the Trustee shall mail to all Holders of Securities of that series a notice of the Default or

Event of Default within 90 days after it occurs. Except in the case of a Default or Event of Default in payment on any such Security, the Trustee may withhold the notice if and so long as a committee of its Trust Officers in good faith determines that withholding the notice is in the interests of such Securityholders.

Section 7.06 *Reports by Trustee to Holders*.

Within 60 days after May 15 in each year, the Trustee with respect to any series of Securities shall mail to Holders of Securities of that series as provided in TIA Section 313(c) a brief report dated as of such May 15 that complies with TIA Section 313(a) (if such report is required by TIA Section 313(a)). The Trustee shall also comply with TIA Section 313(b)(2).

A copy of each report at the time of its mailing to Securityholders shall be mailed to the Corporation and filed with the Commission and each stock exchange on which any of the Securities are listed, as required by TIA Section 313(d). The Corporation shall notify the Trustee when the Securities are listed on any stock exchange and of any delisting thereof.

Section 7.07 *Compensation and Indemnity*.

The Corporation shall pay to the Trustee from time to time such compensation as shall be agreed upon in writing for its services hereunder. The Corporation shall reimburse the Trustee upon written request for all reasonable out-of-pocket expenses incurred by it. Such expenses shall include the reasonable compensation and out-of-pocket expenses of the Trustee's agents and counsel.

The Corporation shall indemnify each of the Trustee or any predecessor Trustee for any loss, liability, damage, claims or expenses, including taxes (other than taxes based upon, measured by or determined by, the income of the Trustee) incurred by it, without negligence or bad faith on its part, in connection with the acceptance or administration of this Indenture and its duties hereunder. The Trustee shall notify the Corporation promptly of any claim for which it may seek indemnity. The Corporation shall defend the claim and the Trustee shall cooperate in the defense. The Trustee may have separate counsel at its own expense. The Corporation need not pay for any settlement made without its consent.

To secure the Corporation's payment obligations in this Section, the Trustee shall have a lien prior to the Securities on all money or property held or collected by the Trustee in its capacity as Trustee, except money or property held in trust to pay principal and interest on particular Securities. Such lien will survive the satisfaction and discharge of this Indenture.

If the Trustee incurs expenses or renders services after an Event of Default specified in Section 6.01(4) or (5) hereof occurs, the expenses and the compensation for the services will be intended to constitute expenses of administration under any applicable Bankruptcy Law.

This Section 7.07 shall survive the resignation or removal of the Trustee and the termination of this Indenture.

Section 7.08 *Replacement of Trustee*.

A resignation or removal of the Trustee with respect to one or more or all series of Securities and appointment of a successor Trustee shall become effective only upon the successor Trustee's acceptance of appointment as provided in this Section.

The Trustee may resign with respect to one or more or all series of Securities by so notifying the Corporation in writing. The Holders of a majority in principal amount of the then outstanding Securities of any series may remove the Trustee as to that series by so notifying the Trustee in writing and may appoint a successor Trustee with the Corporation's consent. The Corporation may remove the Trustee with respect to one or more or all series of Securities if:

(1)   the Trustee fails to comply with Section 7.10 hereof;

(2)   the Trustee is adjudged bankrupt or insolvent;

(3)   a receiver or other public officer takes charge of the Trustee or its property; or

(4)   the Trustee becomes incapable of acting.

If, as to any series of Securities, the Trustee resigns or is removed or if a vacancy exists in the office of Trustee for any reason, the Corporation shall promptly appoint a successor Trustee for that series. Within one year after the successor Trustee with respect to any series takes office, the Holders of a majority in principal amount of the then outstanding Securities of that series may appoint a successor Trustee to replace the successor Trustee appointed by the Corporation. If a successor Trustee as to a particular series does not take office within 60 days after the retiring Trustee resigns or is removed, the retiring Trustee, the Corporation or the Holders of at least 10% in principal amount of the then outstanding Securities of that series may petition any court of competent jurisdiction for the appointment of a successor Trustee.

If the Trustee fails to comply with Section 7.10 hereof with respect to any series, any Holder of Securities of that series who satisfies the requirements of TIA Section 310(b) may petition any court of competent jurisdiction for the removal of the Trustee and the appointment of a successor Trustee for that series.

A successor Trustee as to any series of Securities shall deliver a written acceptance of its appointment to the retiring Trustee and to the Corporation. Immediately after that, the retiring Trustee shall promptly transfer all property held by it as Trustee to the successor Trustee (subject to the lien provided for in Section 7.07 hereof), the resignation or removal of the retiring Trustee shall become effective and the successor Trustee shall have all the rights, powers and duties of the Trustee under this Indenture as to that series. The successor Trustee shall mail a notice of its succession to the Holders of Securities of that series.

Notwithstanding replacement of the Trustee pursuant to this Section 7.08, the Corporation's obligations under Section 7.07 hereof shall continue for the benefit of the retiring trustee.

In case of the appointment hereunder of a successor Trustee with respect to the Securities of one or more (but not all) series, the Corporation, the retiring Trustee and each successor Trustee with respect to the Securities of one or more series shall execute and deliver an indenture supplemental hereto wherein each successor Trustee shall accept such appointment and that (1) shall contain such provisions as shall be necessary or desirable to transfer and confirm to, and to vest in, each successor Trustee all the rights, powers, trusts and duties of the retiring Trustee with respect to the Securities of that or those series to which the appointment of such successor Trustee relates, (2) shall contain such provisions as shall be necessary or desirable to confirm that all the rights, powers, trusts and duties of the retiring Trustee with respect to the Securities of that or those series as to which the retiring Trustee is not retiring shall continue to be vested in the retiring Trustee and (3) shall add to or change any of the provisions of this Indenture as shall be necessary or desirable to provide for or facilitate the administration of the trusts hereunder by more than one Trustee; *provided, however*, that nothing herein or in such supplemental indenture shall constitute such Trustee co-trustees of the same trust and that each such Trustee shall be trustee of a trust hereunder separate and apart from any trust hereunder administered by any other such Trustee.

Upon the execution and delivery of such supplemental indenture, the resignation or removal of the retiring Trustee shall become effective to the extent provided therein and each such successor Trustee, without any further act, deed or conveyance, shall become vested with all the rights, powers, trusts and duties of the retiring Trustee with respect to the Securities of that or those series to which the appointment of such successor Trustee relates.

Section 7.09 *Successor Trustee by Merger, etc*.

If the Trustee as to any series of Securities consolidates, merges or converts into, or transfers all or substantially all of its corporate trust business to, another corporation, the successor corporation without any further act shall be the successor Trustee as to that series.

Section 7.10 *Eligibility; Disqualification*.

Each series of Securities shall always have a Trustee who satisfies the requirements of TIA Section 310(a)(1), (2) and (5). The Trustee as to any series of Securities shall always have a combined capital and surplus of at least $25,000,000 as set forth in its most recent published annual report of condition. The Trustee is subject to TIA Section 310(b).

Section 7.11 *Preferential Collection of Claims Against Corporation.*

The Trustee is subject to TIA Section 311(a), excluding any creditor relationship listed in TIA Section 311(b). A Trustee who has resigned or been removed shall be subject to TIA Section 311(a) to the extent indicated therein.

ARTICLE 8
SATISFACTION AND DISCHARGE; DEFEASANCE

Section 8.01 *Satisfaction and Discharge.*

This Indenture will be discharged and will cease to be of further effect with respect to any series of Securities issued hereunder, when:

(1) either:

(a) all Securities of such series that have been authenticated (except lost, stolen or destroyed Securities that have been replaced or paid and Securities for whose payment money has theretofore been deposited in trust and thereafter repaid to the Corporation) have been delivered to the Trustee for cancellation; or

(b) all Securities of such series that have not been delivered to the Trustee for cancellation have become due and payable by reason of the making of a notice of redemption or otherwise or will become due and payable within one year and the Corporation or any Guarantor has irrevocably deposited or caused to be deposited with the Trustee as trust funds in trust solely for the benefit of the Holders, cash in U.S. dollars, non-callable U.S. Government Obligations, foreign government obligations or a combination thereof, in such amounts as will be sufficient without consideration of any reinvestment of interest, to pay and discharge the entire indebtedness on the Securities not delivered to the Trustee for cancellation for principal, premium and accrued interest to the date of Maturity or redemption;

(2) no Default or Event of Default with respect to such series of Securities shall have occurred and be continuing on the date of such deposit or shall occur as a result of such deposit and such deposit will not result in a breach or violation of, or constitute a default under, any other material instrument to which the Corporation or any Guarantor is a party to or by which the Corporation or any Guarantor is bound;

(3) the Corporation or any Guarantor has paid or caused to be paid all sums payable by it under this Indenture with respect to such series of Securities; and

(4) the Corporation has delivered irrevocable instructions to the Trustee under this Indenture to apply the deposited money toward the payment of the Securities of such series at Maturity or the redemption date, as the case may be. In addition, the Corporation must deliver an Officers' Certificate and an Opinion of Counsel to the Trustee stating that all conditions precedent to satisfaction and discharge have been satisfied.

Notwithstanding, the satisfaction and discharge of this Indenture with respect to a series of Securities, if money shall have been deposited with the Trustee pursuant to subclause (b) of clause (1) of this Section, the provisions of Section 8.06 shall survive.

For purposes of this Indenture, the term "foreign government obligations" means, with respect to Securities of any series that are denominated in a currency other than United States dollars, (a) direct obligations of the government that issued or caused to be issued such currency for the payment of which obligations its full faith and credit is pledged, which are not callable or redeemable at the option of the issuer thereof or (b) obligations of a person controlled or supervised by or acting as an agency or instrumentality of that government, the timely payment of which is unconditionally guaranteed as a full faith and credit obligation by that government, which are not callable or redeemable at the option of the issuer thereof.

Section 8.02 *Option to Effect Legal Defeasance or Covenant Defeasance.*

Unless Section 8.03 or 8.04 is otherwise specified to be inapplicable to Securities of a series, the Corporation may, at the option of its Board of Directors evidenced by a resolution set forth in an Officers' Certificate, at any time, elect to have either Section 8.03 or 8.04 hereof be applied to all outstanding Securities of any such series upon compliance with the conditions set forth below in this Article 8.

Section 8.03 *Legal Defeasance and Discharge.*

Upon the Corporation's exercise under Section 8.02 hereof of the option applicable to this Section 8.03, the Corporation and any Guarantor shall, subject to the satisfaction of the conditions set forth in Section 8.05 hereof, be deemed to have been discharged from their respective obligations with respect to all outstanding Securities of any series on the date the conditions set forth below are satisfied (hereinafter, "Legal Defeasance"). For this purpose, Legal Defeasance means that the Corporation and any Guarantor shall be deemed to have paid and discharged the entire Indebtedness represented by the outstanding Securities of a series, which shall thereafter be deemed to be "outstanding" only for the purposes of Section 8.06 hereof and the other Sections of this Indenture referred to in (a) and (b) below, and to have satisfied all its other obligations under such Securities and this Indenture (and the Trustee, on demand of and at the expense of the Corporation, shall execute proper instruments acknowledging the same), except for the following provisions which shall survive until otherwise terminated or discharged hereunder: (a) the rights of Holders of outstanding Securities to receive solely from the trust fund described in Section 8.05 hereof, and as more fully set forth in such Section, payments in respect of the principal of, premium and interest on such Securities when such payments are due; (b) the Corporation's obligations with respect to such Securities under Article 2 and Section 4.02 hereof; (c) the rights, powers, trusts, duties and immunities of the Trustee hereunder and the Corporation's or any Guarantors' obligations in connection therewith; and (d) this Article 8. Subject to compliance with this Article 8, the Corporation may exercise its option under this Section 8.03 notwithstanding the prior exercise of its option under Section 8.04 hereof.

Section 8.04 *Covenant Defeasance.*

Upon the Corporation's exercise under Section 8.02 hereof of the option applicable to this Section 8.04, the Corporation or any Guarantors shall, subject to the satisfaction of the conditions set forth in Section 8.05 hereof, be released from their respective obligations under the covenants contained in Sections 4.03, 4.04, 4.05, 4.06 and 4.07, and Section 5.01 hereof with respect to the outstanding Securities of any series on and after the date the conditions set forth in Section 8.05 are satisfied (hereinafter, "Covenant Defeasance"), and the Securities of such series shall thereafter be deemed not "outstanding" for the purposes of any direction, waiver, consent or declaration, or act of Holders (and the consequences of any thereof) in connection with such covenants, but shall continue to be deemed "outstanding" for all other purposes hereunder (it being understood that such Securities shall not be deemed outstanding for accounting purposes). For this purpose, Covenant Defeasance means that, with respect to the outstanding Securities of any series, the Corporation or any Guarantors may omit to comply with and shall have no liability in respect of any term, condition or limitation set forth in any such covenant, whether directly or indirectly, by reason of any reference elsewhere herein to any such covenant or by reason of any reference in any such covenant to any other provision herein or in any other document and such omission to comply shall not constitute a Default or an Event of Default under Section 6.01 hereof, but, except as specified above, the remainder of this Indenture and such Securities shall be unaffected thereby. In addition, upon the Corporation's exercise under Section 8.02 hereof of the option applicable to this Section 8.04 hereof, subject to the satisfaction of the conditions set forth in Section 8.05 hereof, Sections 6.01(3) through 6.01(6) hereof shall not constitute Events of Default.

Section 8.05 *Conditions to Legal or Covenant Defeasance.*

The following shall be the conditions to the application of either Section 8.03 or 8.04 hereof to the outstanding Securities of any series. In order to exercise either Legal Defeasance or Covenant Defeasance:

(a) the Corporation must irrevocably deposit with the Trustee, in trust, for the benefit of the Holders, cash in United States dollars, non-callable U.S. Government Obligations, foreign government obligations or a combination thereof, in such amounts as will be sufficient, in the opinion of a nationally recognized firm of independent public accountants, to pay the principal of, premium and interest on the outstanding Securities on the stated date for payment thereof or on the applicable redemption date, as the case may be;

(b) in the case of an election under Section 8.03 hereof, the Corporation shall have delivered to the Trustee an Opinion of Counsel in the United States reasonably acceptable to the Trustee confirming that (A) the Corporation has received from, or there has been published by, the Internal Revenue Service a ruling or (B) since the date hereof, there has been a change in the applicable federal income tax law, in either case to the effect that, and based thereon such Opinion of Counsel shall confirm that, the Holders of the outstanding Securities will not recognize income, gain or loss for federal income tax purposes as a result of such Legal Defeasance and will be subject to federal income tax on the same amounts, in the same manner and at the same times as would have been the case if such Legal Defeasance had not occurred;

(c) in the case of an election under Section 8.04 hereof, the Corporation shall have delivered to the Trustee an Opinion of Counsel in the United States reasonably acceptable to the Trustee confirming that the Holders of the outstanding Securities will not recognize income, gain or loss for federal income tax purposes as a result of such Covenant Defeasance and will be subject to federal income tax on the same amounts, in the same manner and at the same times as would have been the case if such Covenant Defeasance had not occurred;

(d) no Default or Event of Default shall have occurred and be continuing on the date of such deposit (other than a Default or Event of Default resulting from the incurrence of Indebtedness all or a portion of the proceeds of which will be used to defease the Securities pursuant to this Article Eight concurrently with such incurrence) or insofar as Sections 6.01(4) or 6.01(5) hereof is concerned, at any time in the period ending on the 91st day after the date of deposit;

(e) such Legal Defeasance or Covenant Defeasance shall not result in a breach or violation of, or constitute a default under, any material agreement or instrument (other than this Indenture) to which the Corporation or any of its Subsidiaries is a party or by which the Corporation or any of its Subsidiaries is bound;

(f) the Corporation shall have delivered to the Trustee an Officers' Certificate stating that the deposit was not made by the Corporation with the intent of preferring the Holders over any other creditors of the Corporation or with the intent of defeating, hindering, delaying or defrauding any other creditors of the Corporation; and

(g) the Corporation shall have delivered to the Trustee an Officers' Certificate and an Opinion of Counsel, each stating that all conditions precedent provided for or relating to the Legal Defeasance or the Covenant Defeasance have been complied with.

Section 8.06 *Deposited Money and Government Securities to be Held in Trust; Other Miscellaneous Provisions.*

Subject to Section 8.07 hereof, all money and non-callable U.S. Government Obligations or foreign government obligations (including the proceeds thereof) deposited with the Trustee (or other qualifying trustee, collectively for purposes of this Section 8.06, the "Trustee") pursuant to Section 8.01 or Section 8.05 hereof in respect of the outstanding Securities shall be held in trust and applied by the Trustee, in accordance with the provisions of such Securities and this Indenture, to the payment, either directly or through any Paying Agent (including the Corporation acting as Paying Agent) as the Trustee may determine, to the Holders of such Securities of all sums due and to become due thereon in respect of principal, premium, if any, and interest, but such money need not be segregated from other funds except to the extent required by law.

The Corporation shall pay and indemnify the Trustee against any tax, fee or other charge imposed on or assessed against the cash or non-callable U.S. Government Obligations or foreign government obligations deposited pursuant to Section 8.05 hereof or the principal and interest received in respect thereof other than any such tax, fee or other charge which by law is for the account of the Holders of the outstanding Securities.

Anything in this Article 8 to the contrary notwithstanding, the Trustee shall deliver or pay to the Corporation from time to time upon the request of the Corporation any money or non-callable U.S. Government Obligations or foreign government obligations held by it as provided in Section 8.05 hereof which, in the opinion of a nationally recognized firm of independent public accountants expressed in a written certification thereof delivered to the Trustee (which may be the opinion delivered under Section 8.05(a) hereof), are in excess of the amount thereof that would then be required to be deposited to effect an equivalent Legal Defeasance or Covenant Defeasance.

Section 8.07 *Repayment to Corporation.*

Any money deposited with the Trustee or any Paying Agent, or then held by the Corporation, in trust for the payment of the principal of, premium, if any, or interest on any Securities and remaining unclaimed for two years after such principal and premium, if any, or interest has become due and payable shall be paid to the Corporation on its request or (if then held by the Corporation) shall be discharged from such trust; and the Holder of such Securities shall thereafter look only to the Corporation for payment thereof, and all liability of the Trustee or such Paying Agent with respect to such trust money, and all liability of the Corporation as trustee thereof, shall thereupon cease; *provided, however*, that the Trustee or such Paying Agent, before being required to make any such repayment, may at the expense of the Corporation cause to be published once, in the *New York Times* and *The Wall Street Journal* (national edition), notice that such money remains unclaimed and that, after a date specified therein, which shall not be less than 30 days from the date of such notification or publication, any unclaimed balance of such money then remaining will be repaid to the Corporation.

Section 8.08 *Reinstatement*.

If the Trustee or Paying Agent is unable to apply any United States dollars or non-callable U.S. Government Obligations in accordance with Section 8.03 or 8.04 hereof, as the case may be, by reason of any order or judgment of any court or governmental authority enjoining, restraining or otherwise prohibiting such application, then the Corporation's obligations under this Indenture and the Securities shall be revived and reinstated as though no deposit had occurred pursuant to Section 8.03 or 8.04 hereof until such time as the Trustee or Paying Agent is permitted to apply all such money in accordance with Section 8.03 or 8.04 hereof, as the case may be; *provided, however*, that, if the Corporation makes any payment of principal of, premium, if any, or interest on any Securities following the reinstatement of its obligations, the Corporation shall be subrogated to the rights of the Holders of such Securities to receive such payment from the money held by the Trustee or Paying Agent.

ARTICLE 9
SUPPLEMENTS, AMENDMENTS, AND WAIVERS

Section 9.01 *Without Consent of Holders*.

The Corporation and the Trustee as to any series of Securities may supplement or amend this Indenture or the Securities without notice to or the consent of any Securityholder:

(1) to cure any ambiguity, defect or inconsistency;

(2) to comply with Article 5;

(3) to comply with any requirements of the Commission in connection with the qualification of this Indenture under the TIA;

(4) to add or change any provisions of this Indenture to facilitate the issuance of, or to liberalize the terms of, Securities issued in bearer form, or to permit or facilitate the issuance of Securities in uncertificated form, provided that this action will not adversely affect the interests of the Holders of the Securities of any series in any material respect;

(5) to add to, change, or eliminate any of the provisions of this Indenture in respect of one or more series of Securities; *provided, however*, that any such addition, change or elimination: (A) shall neither (i) apply to any Security of any series created prior to the execution of such supplemental indenture and entitled to the benefit of such provision nor (ii) modify the rights of the Holder of any such Security with respect to such provision; or (B) shall become effective only when there is no outstanding Security of any series created prior to the execution of such supplemental indenture and entitled to the benefit of such provision;

(6) to add to existing covenants additional covenants for the benefit of the Holders of all or any series of Securities, to surrender any right or power conferred upon the Corporation in this Indenture or to add events of default for the benefit of Holders of all or any series of Securities;

(7) to secure previously unsecured Securities;

(8) to make any change that does not adversely affect in any material respect the interests of the Securityholders of any series;

(9) to establish additional series of Securities as permitted by Section 2.01 hereof;

(10) to establish the form or terms of Securities of any series, including the provisions and procedures, if applicable, for the conversion or exchange of the Securities into other securities or property;

(11) to evidence and provide for the acceptance or appointment of a successor Trustee or facilitate the administration of the trusts under this Indenture by more than one Trustee;

(12) to make any provision with respect to the conversion or exchange of rights of Holders pursuant to the requirements of this Indenture;

(13) to close this Indenture with respect to the authentication and delivery of additional series of Securities or to qualify, or maintain qualification of, this Indenture under the TIA; or

(14) to supplement any of the provisions of this Indenture to the extent necessary to permit or facilitate defeasance and discharge of any series of Securities, provided that the action shall not adversely affect the interests of the Holders of Securities of any series in any material respect.

Section 9.02 *With Consent of Holders.*

Subject to Section 6.07, the Corporation and the Trustee as to any series of Securities may amend this Indenture or the Securities of that series with the written consent of the Holders of a majority in principal amount of the then outstanding Securities of each series affected by the amendment, with each such series voting as a separate class. The Holders of a majority in principal amount of the then outstanding Securities of any series may also waive compliance in a particular instance by the Corporation with any provision of this Indenture with respect to that series or the Securities of that series; *provided, however*, that without the consent of each Securityholder affected, an amendment or waiver may not:

(1) reduce the percentage of the principal amount of Securities whose Holders must consent to an amendment or waiver;

(2) reduce the amount of, or postpone the date fixed for, the payment of any sinking fund or analogous provision;

(3) reduce the rate of, or change the time for payment of interest on, any Security;

(4) reduce the principal of or change the fixed Maturity of any Security or waive a redemption payment or alter the redemption provisions with respect thereto;

(5) make any Security payable in money other than that stated in the Security (including defaulted interest);

(6) reduce the principal amount of Original Issue Discount Securities payable upon acceleration of the Maturity thereof;

(7) make any change in Section 6.04, 6.07 or this Section 9.02;

(8) waive a default in the payment of the principal of, or interest on, any Security, except to the extent otherwise provided for in Section 6.02 hereof;

(9) change the place of payment on a Security;

(10) change the currency or currencies of payment of the principal of, and any premium, make-whole payment, interest or additional amounts on, any Security;

(11) reduce the percentage of Holders of Securities whose consent is needed to modify or amend this Indenture;

(12) reduce the percentage of the Holders of outstanding Securities of any series necessary to modify or amend this Indenture, to waive compliance with provisions of this Indenture or defaults and their consequences under this Indenture or to reduce the quorum or voting requirements contained in this Indenture;

(13) make any change that adversely affects the right to convert or exchange any Security other than as permitted by this Indenture or decrease the conversion or exchange rate or increase the conversion or exchange price of any such Security; or

(14) waive a redemption payment with respect to any Security.

An amendment or waiver under this Section that waives, changes or eliminates any covenant or other provision of this Indenture that has expressly been included solely for the benefit of one or more particular series of Securities, or that modifies the rights of the Holders of Securities of such series with respect to such covenant or other provision, shall be deemed not to affect the rights under this Indenture of the Holders of Securities of any other series.

It shall not be necessary for the consent of the Holders under this Section to approve the particular form of any proposed amendment or waiver, but it shall be sufficient if such consent approves the substance thereof.

The Corporation shall mail supplemental indentures to Holders upon request. Any failure of the Corporation to mail such notice, or any defect therein, shall not, however, in any way impair or affect the validity of any such supplemental indenture or waiver.

Section 9.03 *Revocation and Effect of Consents*.

Until an amendment or waiver becomes effective, a consent to it by a Holder of a Security is a continuing consent by the Holder and every subsequent Holder of a Security or portion of a Security that evidences the same debt as the consenting Holder's Security, even if notation of the consent is not made on any Security; *provided, however*, any such Holder or subsequent Holder may revoke the consent as to his Security or portion of a Security if the Trustee receives the written notice of revocation before the date on which the amendment, supplement or waiver becomes effective. An amendment, supplement or waiver shall become effective in accordance with its terms and thereafter shall bind every Holder of Securities of that series.

Section 9.04 *Notation on or Exchange of Securities*.

If an amendment, supplement or waiver changes the terms of a Security: (a) the Trustee may require the Holder of the Security to deliver it to the Trustee, the Trustee may, at the written direction of the Corporation and at the Corporation's expense, place an appropriate notation on the Security about the changed terms and return it to the Holder, and the Trustee may place an appropriate notation on any Security thereafter authenticated; or (b) if the Corporation or the Trustee so determines, the Corporation in exchange for the Security shall issue and the Trustee shall authenticate a new Security that reflects the changed terms.

Failure to make the appropriate notation or issue a new Security shall not affect the validity and effect of such amendment, supplement or waiver.

Section 9.05 *Trustee to Sign Amendments, etc*.

Subject to the preceding sentence, the Trustee shall sign any amendment or supplemental indenture if the same does not adversely affect the rights, duties, liabilities or immunities of the Trustee. The Trustee may, but shall not be obligated to, execute any such amendment, supplement or waiver that affects the Trustee's own rights, duties, liabilities or immunities under this Indenture or otherwise. The Corporation may not sign an amendment or supplemental indenture until its Board of Directors approves it. In executing any amended or supplemental indenture, the Trustee shall be entitled to receive and (subject to Section 7.01) shall be fully protected in relying upon, in addition to the documents required by Section 11.04 hereof, an Officers' Certificate and an Opinion of Counsel stating that the execution of such amended or supplemental indenture is authorized or permitted by this Indenture.

ARTICLE 10
GUARANTEES

Section 10.01 *Guarantee*.

Any series of Securities may be guaranteed by one or more of the Guarantors. The terms and the form of any such Guarantee will be established in the manner contemplated by Section 2.01 for that particular series of Securities.

ARTICLE 11
MISCELLANEOUS

Section 11.01 *Indenture Subject to Trust Indenture Act*.

This Indenture is subject to the provisions of the TIA that are required to be part of this Indenture, and shall, to the extent applicable, be governed by such provisions.

Section 11.02 *Notices.*

Any notice or communication is duly given if in writing and delivered in person or sent by first-class mail (registered or certified, return receipt requested), telecopier or overnight air courier guaranteeing next-day delivery, addressed as follows:

If to the Corporation and/or any Guarantor:

HNI Corporation
408 East Second Street
Muscatine, Iowa 52761
Attention: General Counsel
Telephone: 563/272-7400
Facsimile: 563/272-7237

with a copy to:

Squire, Sanders & Dempsey L.L.P.
Two Renaissance Square
40 North Central Avenue
Phoenix, AZ 85004-4498
Attention: Joseph M. Crabb, Esq.
Telephone: 602/528-4000
Facsimile: 602/253-8129

If to the Trustee:

_____
_____
_____
Attention: _____
Telephone: _____
Facsimile: _____

The Corporation or the Trustee by notice to the other may designate additional or different addresses for subsequent notices or communications.

All notices and communications (other than those sent to Holders) shall be deemed to have been duly given: (i) at the time delivered by hand, if personally delivered; (ii) five Business Days after being deposited in the mail, postage prepaid, if mailed; (iii) when receipt acknowledged, if telecopied; and (iv) the next Business Day after timely delivery to the courier, if sent by overnight air courier guaranteeing next-day delivery.

Any notice or communication to a Securityholder shall be mailed by first-class mail, certified or registered, return receipt requested or by overnight air courier guaranteeing next day delivery to his address shown on the register kept by the Registrar. Failure to mail a notice or communication to a Security holder or any defect in it shall not affect its sufficiency with respect to other Securityholders. If the Corporation mails a notice or communication to Securityholders, it shall mail a copy to the Trustee at the same time. Any notice or communication shall also be mailed to any Person described in TIA Section 313(c), to the extent required by the TIA.

If a notice or communication is mailed in the manner provided above within the time prescribed, it is duly given, whether or not the addressee receives it.

Section 11.03 *Communication By Holders With Other Holders.*

Holders may communicate pursuant to TIA Section 312(b) with other Holders with respect to their rights under this Indenture or the Securities. The Corporation, the Trustee, the Registrar and anyone else shall have the protection of TIA Section 312(c).

Section 11.04 *Certificate and Opinion as to Conditions Precedent*.

Upon any request or application by the Corporation to the Trustee to take any action under this Indenture, the Corporation shall furnish to the Trustee:

(a) an Officers' Certificate, in form and substance reasonably satisfactory to the Trustee (which shall include the statements set forth in Section 11.05 hereof) stating that, in the opinion of the signers, all conditions precedent and covenants, if any, provided for in this Indenture relating to the proposed action have been complied with; and

(b) an Opinion of Counsel, in form and substance reasonably satisfactory to the Trustee (which shall include the statements set forth in Section 11.05 hereof) stating that, in the opinion of such counsel, such action is authorized or permitted by this Indenture and that all such conditions precedent have been complied with.

Section 11.05 *Statements Required in Certificate or Opinion*.

Each certificate or opinion with respect to compliance with a condition or covenant provided for in this Indenture (other than the certificate provided pursuant to TIA Section 314(a)(4)) shall include:

(1) a statement that the Person making such certificate or opinion has read such covenant or condition;

(2) a brief statement as to the nature and scope of the examination or investigation upon which the statements or opinions contained in such certificate or opinion are based;

(3) a statement that, in the opinion of such Person, he or she has made such examination or investigation as is necessary to enable him or her to express an informed opinion as to whether or not such covenant or condition has been complied with; and

(4) a statement as to whether or not, in the opinion of such Person, such condition or covenant has been complied with; *provided, however*, that with respect to matters of fact an Opinion of Counsel may rely on an officer's certificate or certificates of public officials.

Section 11.06 *Rules by Trustee and Agents*.

The Trustee as to Securities of any series may make reasonable rules for action by or at a meeting of Holders of Securities of that series. The Registrar and any Paying Agent or authenticating agent may make reasonable rules and set reasonable requirements for their functions.

Section 11.07 *Legal Holidays*.

A "Legal Holiday" is a Saturday, a Sunday or a day on which banking institutions in the City of New York, New York or at a place of payment are authorized by law, regulation or executive order to remain closed. If a payment date is a Legal Holiday at a place of payment, payment may be made at that place on the next succeeding day that is not a Legal Holiday, and no interest shall accrue for the intervening period.

Section 11.08 *No Recourse Against Others*.

No past, present or future director, officer, employee, manager, securityholder or incorporator, as such, of the Corporation or any successor Person shall have any liability for any obligations of the Corporation or any Guarantor under any series of Securities, any guarantees thereof or the Indenture or for any claim based on, in respect of or by reason of such obligations or their creation. Each Securityholder by accepting a Security waives and releases all such liability. The waiver and release are part of the consideration of issuance of the Securities.

Section 11.09 *Counterparts*.

This Indenture may be executed by the parties hereto in separate counterparts, each of which when so executed shall be deemed to be an original and all of which taken together shall constitute one and the same agreement.

Section 11.10 *Governing Law*.

The internal laws of the state of New York shall govern and be used to construe this Indenture and the Securities (including any guarantees thereof), without giving effect to the applicable principles of conflicts of laws to the extent that the application of the laws of another jurisdiction would be required thereby.

Section 11.11 *Submission to Jurisdiction; Service of Process; Waiver of Jury Trial*.

Each party hereto hereby submits to the nonexclusive jurisdiction of the United States District Court for the Southern District of New York and of any New York State Court sitting in New York City for purposes of all legal proceedings arising out of or relating to this Indenture, the Securities (including any guarantee thereof) or the transactions contemplated hereby and thereby. Each party hereto irrevocably waives, to the fullest extent permitted by law, any objection which it may now or hereafter have to the laying of the venue of any such proceeding brought in such a court and any claim that any such proceeding brought in such a court has been brought in an inconvenient forum. Process in any such suit, action or proceeding may be served on any party anywhere in the world, whether within or without the state of New York. Without limiting the foregoing, the parties agree that service of process upon such party at the address referred to in Section 11.02, together with written notice of such service to such party, shall be deemed effective service of process upon such party. Each of the parties hereto irrevocably waives any and all rights to trial by jury in any legal proceeding arising out of or relating to this Indenture, the Securities (including any guarantee thereof) or the transactions contemplated hereby and thereby.

Section 11.12 *Severability*.

In case any provision in this Indenture or in the Securities shall be invalid, illegal or unenforceable, the validity, legality and enforceability of the remaining provisions shall not in any way be affected or impaired thereby.

Section 11.13 *Effect of Headings, Table of Contents, etc*.

The Article and Section headings herein and the table of contents are for convenience only and shall not affect the construction hereof.

Section 11.14 *Successors and Assigns*.

All covenants and agreements of the Corporation in this Indenture and the Securities shall bind its successors and assigns. All agreements of the Trustee in this Indenture shall bind its successor. All agreements of any Guarantor in this Indenture shall bind its successors, except as otherwise provided by the terms hereof.

Section 11.15 *No Interpretation of Other Agreements*.

This Indenture may not be used to interpret another indenture, loan, or debt agreement of the Corporation or any Subsidiary or of any Person. Any such indenture, loan or debt agreement may not be used to interpret this Indenture.

[REMAINDER OF PAGE INTENTIONALLY LEFT BLANK. SIGNATURE PAGE TO FOLLOW.]

IN WITNESS WHEREOF, the parties hereto have caused this Indenture to be duly executed, all as of the date first above written.

CORPORATION: **HNI CORPORATION**

By:_____
Name:_____
Title:_____

TRUSTEE: _____

By:_____
Name:_____
Title:_____

GUARANTORS: _____

By:_____
Name:_____
Title:_____

Schedule 1

GUARANTORS

Exhibit 5.1

[Letterhead of Squire, Sanders and Dempsey L.L.P.]

February 27, 2009

HNI Corporation
408 East Second Street
Muscatine, Iowa 52761

Ladies and Gentlemen:

We have acted as counsel to HNI Corporation, an Iowa corporation (the "Corporation"), in connection with a Registration Statement on Form S-3 (the "Registration Statement") filed by the Corporation with the Securities and Exchange Commission (the "Commission") relating to the proposed sale by the Corporation from time to time, in one or more series, of (i) shares of its common stock (the "Common Stock"); (ii) shares of its preferred stock (the "Preferred Stock"); (iii) its debt securities, which may be senior notes (the "Senior Notes "), senior subordinated notes (the "Senior Subordinated Notes"), or subordinated notes (the "Subordinated Notes," together with the Senior Notes and the Senior Subordinated Notes, the "Debt Securities"); (iv) depositary shares (the "Depositary Shares") representing fractional shares of Preferred Stock and evidenced by depositary receipts issued pursuant to a deposit agreement between the Corporation and a depositary (a "Deposit Agreement"); (v) warrants to purchase equity securities of the Corporation (the "Equity Warrants") pursuant to a warrant agreement between the Corporation and a designated warrant agent (an "Equity Securities Warrant Agreement"); (vi) warrants to purchase Debt Securities (the "Debt Warrants") to be issued pursuant to a warrant agreement between the Corporation and a designated warrant agent (a "Debt Securities Warrant Agreement"); (vii) purchase contracts for one or more securities, in any combination ("Purchase Contracts") and (vii) units consisting of two or more securities, in any combination (the "Units").

The Common Stock, Preferred Stock, Debt Securities, Depositary Shares, Equity Warrants, Debt Warrants, Purchase Contracts and Units are hereinafter collectively referred to as the "Securities." The Securities may be issued and sold or delivered from time to time as set forth in the Registration Statement, any amendment thereto, the prospectus contained therein (the "Prospectus") and any supplements thereto.

We have examined such documents, including the resolutions of the Board of Directors of the Corporation adopted on January 20, 2009 (the "Resolutions"), and have reviewed such questions of law, as we have considered necessary and appropriate for the purposes of our opinion set forth below. In rendering our opinions set forth below, we have assumed the authenticity of all documents submitted to us as originals, the genuineness of all signatures and the conformity to authentic originals of all documents submitted to us as copies.

We have also assumed the legal capacity for all purposes relevant hereto of all natural persons and, with respect to all parties to agreements or instruments relevant hereto other than the Corporation, that such parties had the requisite power and authority (corporate or otherwise) to execute, deliver and perform such agreements or instruments, that such agreements or instruments have been duly authorized by all requisite action (corporate or otherwise), executed and delivered by such parties and that such agreements or instruments are the valid, binding and enforceable obligations of such parties. As to questions of fact material to our opinion, we have relied upon certificates of officers of the Corporation and of public officials. Capitalized terms used herein and not otherwise defined herein shall have the meanings assigned to them in each form incorporated by reference as exhibits to the Registration Statement.

Based on the foregoing, we are of the opinion that:

1. Upon issuance, delivery and payment therefore as may be described in a supplement to the Prospectus, or when issued upon valid exercise of Equity Warrants that have been duly authorized by all requisite corporate action and validly issued, shares of Common Stock will be validly issued, fully paid and nonassessable.

2. When the specific terms of a series of Preferred Stock have been specified in a Certificate of Designation duly adopted by the Board of Directors or a duly authorized committee thereof, and such Certificate of Designation has been duly filed with the Secretary of State of Iowa, such series of Preferred Stock will have been duly authorized by all requisite corporate action and, upon issuance, delivery and payment therefore as may be described in asupplement to the Prospectus, or when issued upon valid exercise of Equity Warrants that have been duly authorized by all requisite corporate action and validly issued, shares of such series of Preferred Stock will be validly issued, fully paid and nonassessable.

3. When the specific terms of a series of Debt Securities have been specified in a Supplemental Indenture or an Officer's Certificate, which has been executed and delivered to the Trustee by an Authorized Officer (as defined in the Resolutions), such series of Debt Securities will have been duly authorized by all requisite corporate action and, when executed and authenticated as specified in the Indentures and delivered against payment therefore and as specified by an Authorized Officer, or when issued upon valid exercise of Debt Warrants that have been duly authorized by all requisite corporate action and validly issued, will constitute valid and binding obligations of the Corporation, enforceable in accordance with the terms of such series.

4. When the specific terms of a series of Depositary Shares have been specified in a Deposit Agreement, the Depositary Shares established in such Deposit Agreement will have been duly authorized by all requisite corporate action and, upon issuance, delivery and payment therefore as described in a supplement to the Prospectus, will be validly issued, fully paid and nonassessable.

5. When the specific terms of a series of Equity Warrants have been specified in an Equity Securities Warrant Agreement, the Equity Warrants established in such Equity Securities Warrant Agreement will have been duly authorized by all requisite corporate action and, when executed and authenticated as specified in such Warrant Agreement and delivered against payment therefore pursuant to the terms described in a supplement to the Prospectus, will constitute valid and binding obligations of the Corporation, enforceable in accordance with the terms of such Equity Warrants.

6. When the specific terms of a series of Debt Warrants have been specified in a Debt Securities Warrant Agreement, the Debt Warrants established in such Debt Securities Warrant Agreement will have been duly authorized by all requisite corporate action and, when executed and authenticated as specified in such Debt Securities Warrant Agreement and delivered against payment therefore pursuant to any terms that may be described in a supplement to the Prospectus, will constitute valid and binding obligations of the Corporation, enforceable in accordance with the terms of such Debt Warrants.

The opinions set forth above are subject to the following qualifications and exceptions:

(a) Our opinions in paragraphs 3, 5 and 6, above are subject to (i) the effect of any applicable bankruptcy, insolvency, reorganization, moratorium or other similar law of general application affecting creditors' rights, (ii) the effect of general principles of equity, including (without limitation) concepts of materiality, reasonableness, good faith and fair dealing, and other similar doctrines affecting the enforceability of agreements generally (regardless of whether considered in a proceeding in equity or at law), and (iii) insofar as they relate to indemnification provisions, the effect of federal and state securities laws and public policy relating thereto.

(b) In rendering the opinions set forth above, we have assumed that, at the time of the authentication and delivery of a series of Securities, the Resolutions referred to above will not have been modified or rescinded, there will not have occurred any change in the law affecting the authorization, execution, delivery, validity or enforceability of the Securities, the Registration Statement will have been declared effective by the Commission and will continue to be effective, none of the particular terms of a series of Securities will violate any applicable law and neither the issuance and sale thereof nor the compliance by the Corporation with the terms thereof will result in a violation of any agreement or instrument then binding upon the Corporation or any order of any court or governmental body having jurisdiction over the Corporation.

(c) As of the date of this opinion, a judgment for money in an action based on a debt security denominated in a foreign currency or currency unit in a federal or State court in the United States ordinarily would be enforced in the United States only in United States dollars. The date used to determine the rate of conversion into United States dollars of the foreign currency or currency unit in which a particular debt security is denominated will depend upon various factors, including which court renders the judgment. Under Section 27 of the New York Judiciary Law, a state court in the State of New York rendering a judgment on a debt security would be required to render such judgment in the foreign currency or currency unit in which such debt security is denominated, and such judgment would be converted into United States dollars at the exchange rate prevailing on the date of entry of the judgment.

Our opinions expressed above are limited to the laws of the State of New York, the Iowa Business Corporation Act and the federal laws of the United States of America.

We hereby consent to your filing this opinion as an exhibit to the Registration Statement and to the reference to our firm under the caption "Legal Matters" contained in the Prospectus included therein.

Very truly yours,

SQUIRE, SANDERS & DEMPSEY L.L.P.

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We hereby consent to the incorporation by reference in this Registration Statement on Form S-3 of our report dated February 27, 2009 relating to the financial statements, financial statement schedule and the effectiveness of internal control over financial reporting, which appears in HNI Corporation's Annual Report on Form 10-K for the year ended January 3, 2009. We also consent to the reference to us under the heading "Experts" in such Registration Statement.

PricewaterhouseCoopers LLP
Chicago, IL
February 27, 2009

EXHIBIT 24.1

POWER OF ATTORNEY

Know all men by these presents, that each person whose signature appears below constitutes and appoints jointly and severally, Stan A. Askren, Kurt A. Tjaden and Steven M. Bradford, and each of them, his or her true and lawful attorneys-in-fact and agents, with full power of substitution and resubstitution, for him or her and in his or her name, place and stead, in any and all capacities, to sign a registration statement or registration statements on Form S-3, any and all amendments (including pre-effective and post-effective amendments) to such registration statement(s) and any registration statement and amendments thereto for the same offering pursuant to Rule 462(b) under the Securities Act of 1933, as amended, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in connection therewith, as fully to all intents and purposes as he or she might or could do in person, hereby ratifying and confirming all which said attorneys-in-fact and agents, or any of them or their or his or her substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

This Power of Attorney may be executed in multiple counterparts, each of which shall be deemed an original and all of which, when taken together, shall constitute one and the same document.

IN WITNESS WHEREOF, the undersigned have hereunto set their hands as of the dates set forth below.

Signature	Title	Date
/s/ Mary H. Bell Mary H. Bell	Director	February 27, 2009
/s/ Miguel M. Calado Miguel M. Calado	Director	February 27, 2009
/s/ Gary M. Christensen Gary M. Christensen	Director	February 27, 2009
/s/ Cheryl A. Francis Cheryl A. Francis	Director	February 27, 2009
/s/ John A. Halbrook John A. Halbrook	Director	February 27, 2009
/s/ James R. Jenkins James R. Jenkins	Director	February 27, 2009
/s/ Dennis J. Martin Dennis J. Martin	Director	February 27, 2009
/s/ Larry B. Porcellato Larry B. Porcellato	Director	February 27, 2009
/s/ Joseph E. Scalzo Joseph E. Scalzo	Director	February 27, 2009
/s/ Abbie J. Smith Abbie J. Smith	Director	February 27, 2009
/s/ Brian E. Stern Brian E. Stern	Lead Director	February 27, 2009
/s/ Ronald V. Waters, III Ronald V. Waters, III	Director	February 27, 2009